United States Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
June 2006
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-☐.)

CVRD:	Registry with the Federal Public Service Securities Commission (Comissão de Valores Mobiliários — CVM)

Signatures

REGISTRY WITH THE CVM DOES NOT IMPLY ANY JUDGEMENT ABOUT THE COMPANY, SINCE ITS ADMINISTRATORS ARE RESPONSIBLE FOR THE TRUTHFULNESS FOR THE INFORMATION GIVEN. —
01.01 — IDENTIFICATION
1 — CVM CODE 2 — NAME OF THE COMPANY 3 — CNPJ (CORPORATE TAXPAYER NUMBER) 00417-0 COMPANHIA VALE DO RIO DOCE 33.592.510/0001-54 —— —— — 4 — TRADE NAME 5 — PREVIOUS NAME 6 — NIRE CVRD NIHIL 33300019766 —— —— — 7- SITE www.cvrd.com.br —
01.02 — ADDRESS OF THE PRINCIPAL OFFICE
1 — FULL ADDRESS (STREET, No. AND COMPLEMENT) 2 — DISTRICT DOWNTOWN Avenida Graça Aranha, 26 Centro —— — 3 — CEP (ZIP CODE) 4 — MUNICIPALITY 5 — FEDERAL UNIT 20030-900 Rio de Janeiro RJ —— —— — 6 — AREA CODE (DDD) 7 — PHONE No. 21 3814-4477 8 — PHONE No. 9 — PHONE No. 10 — TELEX —— — 11 — AREA CODE (DDD) 12 — FAX 13 — FAX 14 — FAX — 15 — E-MAIL www.cvrd.com.br —
01.03 — SHAREHOLDERS DEPARTMENT
1 — NAME
Bernardeth Vieira de Souza — 2 — POSITION Treasury General Manager — 3 — FULL ADDRESS (STREET, No. AND COMPLEMENT) 4 — QUARTER OR DISTRICT Avenida Graça Aranha, 26 — 13th floor Centro —— — 5 — CEP (ZIP CODE) 6 — MUNICIPALITY 7 — FEDERAL UNIT 20030-900 Rio de Janeiro RJ —— —— — 8 — AREA CODE (DDD) 9 — PHONE No. 10 — PHONE No. 11 — PHONE No. 21 3814-4454 12 — TELEX —— —— —— — 13 — AREA CODE (DDD) 12 — FAX 15 — FAX 16 — FAX 21 3814-4603 - —— —— —— — 17 — E-MAIL bernardeth.souza@cvrd.com.br —
18 — NAME
Bradesco Bank — 19 — CONTACT Antonio Carlos Menegaci — 20 — FULL ADDRESS (STREET, No. AND COMPLEMENT) 21 — QUARTER OR DISTRICT Prédio Amarelo Velho, 2º andar Osasco —— — 22 — CEP (ZIP CODE) 23 — MUNICIPALITY 24 — FEDERAL UNIT 06029-900 São Paulo SP —— —— — 25 — AREA CODE (DDD) 26 — PHONE No. 27 — PHONE No. 28 — PHONE No. 11 3684-4522 29 – TELEX —— —— —— — 30 — AREA CODE (DDD) 31 — FAX 32 — FAX 33 — FAX 11 3684-5645 - —— —— —— — 34 — E-MAIL 4010.moraes@bradesco.com.br —
OTHER PLACE FOR STOCKHOLDER SERVICE
35 — ITEM 36 — MUNICIPALITY 37 — FEDERAL (UNIT) 38 — AREA CODE 39 — PHONE No. 40 — PHONE No. —— —— —— —— —— —
01 Bradesco Bank — -
—— —— — -
02 — 03 —

Page: 1

04 —
01.01 — IDENTIFICATION
1 — CVM CODE 2 — NAME OF THE COMPANY 3 — CNPJ (CORPORATE TAXPAYER NUMBER) 00417-0 COMPANHIA VALE DO RIO DOCE 33.592.510/0001-54 —— —— —
01.04 — DIRECTOR OF MARKET RELATIONS (Address for correspondence with the Company)
1 — NAME
Fábio de Oliveira Barbosa — 2 — FULL ADDRESS (STREET, No. AND COMPLEMENT) 3 — QUARTER OR DISTRICT
Avenida Graça Aranha, 26 — 18th floor Centro —— —
4 — CEP (ZIP CODE) 5 — MUNICIPALITY 6 — FEDERAL UNIT
20030-900 Rio de Janeiro RJ —— —— —
7 — AREA CODE (DDD) 8 — PHONE No. 9 — PHONE No. 10 — PHONE No. 11 — TELEX
21 3814-8888 — — -
—— —— —— —— —
12 — AREA CODE (DDD) 13 — FAX 14 — FAX 15 — FAX 16 — E-MAIL
21 3814-8820 — — fabio.barbosa@cvrd.com.br —— —— —— —— —
17 – BRAZILIAN DIRECTOR 18 — TAX PAYER CARD 19 — PASSPORT
YES 359.558.996-34
—— —— —
01.05 — REFERENCE/AUDITOR
1 — LAST FISCAL YEAR START 2 — LAST FISCAL YEAR END 01/01/2005 12/31/2005 —— — 3 — CURRENT FISCAL YEAR START 4 — CURRENT FISCAL YEAR END 01/01/2006 12/31/2006 —— — 5 — AUDITOR’S NAME 6 — CVM CODE Deloitte Touche Tomatsu 00385-9 —— — 7 — NAME OF PARTER 7 — TAX PAYER CARD Marcelo Cavalcanti Almeida 335.905.597-72 —— —
01.06 — GENERAL DATA
BOVESPA
BVBAAL BVMESB BVPR BVRJ BVST BVES BVPP BVRG
1 — STOCK EXCHANGE WHERE IT IS REGISTERED
2 — TRADING MARKET Stock Exchange — 3 — SITUATION Operational — 4 — ACTIVITY CODE 1030 — MINERAL EXTRACT —
5 — MAIN ACTIVITY 6 – PREFERRED SHARES COMPRISE CLASS IRON ORE EXTRACT, DRESSING AND TRADE YES —— —

Page: 2

01.01 — IDENTIFICATION
1 — CVM CODE 2 — NAME OF THE COMPANY 3 — CNPJ (CORPORATE TAXPAYER NUMBER) 00417-0 COMPANHIA VALE DO RIO DOCE 33.592.510/0001-54 —— —— —
01.07 — STOCK CONTROL
1 — NATURE
Private National —
x x
3 — SIMPLE DEBENTURES 2 — REDEEMABLE SHARES 1 — SHARES
6 — SUBSCRIPTION BONUSES
5 — PARTICIPATION CERTIFICATES
4 — DEBENTURES CONVERTIBLE INTO SHARES
2 — SECURITIES ISSUED BY THE COMPANY
01.08 — PUBLICATION OF THE INFORMATIVE DOCUMENTS
1 — NOTICE TO STOCKHOLDERS ABOUT THE AVAILABILITY OF THE FINANCIAL STATEMENTS
(ARTICLE 133, LAW 2 — MINUTES OF THE ORDINARY GENERAL MEETING No. 6,404/76) WHICH APPROVED THE FINANCIAL STATEMENTS 03/24/2006 05/08/2006 —— —
3 — CALL OF ORDINARY GENERAL MEETING FOR APPROVING THE FINANCIAL STATEMENTS 4 – PUBLICATION OF THE FINANCIAL STATEMENTS 04/04/2006 04/04/2006 —— —
01.09 — NEWSPAPERS IN WHICH THE COMPANY DIVULGES INFORMATION
1 — ITEM 2 – TITLE 3 — FEDERAL UNIT —— —— —
01 Diário Oficial do RJ RJ —— —— —
02 Jornal do Commercio BR — —— —
03 Gazeta Mercantil BR — —— —
01.10 — DIRECTOR OF MARKET RELATIONS
1 — DATE 2 – SIGNATURE —

Page: 3

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários — CVM)
ANNUAL INFORMATION — IAN
YEAR ENDED 12/31/2005
01.01 — IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

02.01.01 — PRESENT COMPOSITION OF THE BOARD OF DIRECTORS AND EXECUTIVE BOARD

1 -		3 - TAXPAYER	4 - ELECTION	5 - TERM OF	6 - CODE	7 – INDICATED BY
ITEM	2 - ADMINISTRATOR	CARD	DATE	OFFICE	(*)	THE OWNER	8- CODE	7 - TITLE

01	Sérgio Ricardo Silva Rosa	003.580.198-00	04/16/2003	OGM 2007	2	YES	20	Chairman
02	Mário da Silveira Teixeira Júnior	113.119.598-15	04/16/2003	OGM 2007	2	YES	21	Vice-Chairman
03	Erik Persson	148.409.280-53	04/25/2001	OGM 2007	2	YES	22	Member(Effective)
04	Jorge Luiz Pacheco	345.466.007-63	04/27/2005	OGM 2007	2	YES	22	Member(Effective)
05	Arlindo Magno de Oliveira	281.761.977-34	04/16/2003	OGM 2007	2	YES	22	Member(Effective)
06	Renato da Cruz Gomes	426.961.277-00	04/25/2001	OGM 2007	2	YES	22	Member(Effective)
07	Hiroshi Tada	999.999.999-99	04/27/2005	OGM 2007	2	YES	22	Member(Effective)
08	Oscar Augusto de Camargo Filho	030.754.948-87	09/24/2003	OGM 2007	2	YES	22	Member(Effective)
09	Francisco Augusto da Costa e Silva	092.297.957-04	04/27/2005	OGM 2007	2	NO	22	Member(Effective)
10	Eduardo Fernando Jardim Pinto	226.158.813-53	04/27/2005	OGM 2007	2	NO	22	Member(Effective)
12	Luciano Siani Pires	013.907.897-56	06/23/2005	OGM 2006	2	YES	22	Member(Effective)
13	Rômulo de Mello Dias	604.722.787-20	09/24/2003	OGM 2007	2	YES	23	Member(substitute)
14	Jose Horta Mafra costa	098.371.836-91	04/27/2005	OGM 2007	2	YES	23	Member(substitute)
15	Wanderlei Viçoso Fagundes	043.341.757-91	09/24/2003	OGM 2007	2	YES	23	Member(substitute)
16	Hidehiro Takahashi	949.725.917-49	04/27/2005	OGM 2007	2	YES	23	Member(substitute)
17	Rita de Cassia Paz Andrade Robles	905.684.437-72	04/27/2005	OGM 2007	2	YES	23	Member(substitute)
18	José Mauro Guahyba de Almeida	022.181.357-87	04/27/2005	OGM 2007	2	YES	23	Member(substitute)
19	Sérgio Ricardo Lopes de Farias	799.861.537-00	04/27/2005	OGM 2007	2	YES	23	Member(substitute)
20	Gerardo Xavier Santiago	603.267.947-00	04/16/2003	OGM 2007	2	YES	23	Member(substitute)
22	João Moisés de Oliveira	090.620.258-20	09/24/2003	OGM 2007	2	YES	23	Member(substitute)
23	Roger Agnelli	007.372.548-07	07/18/2001	05/25/2005	1		10	Chief Executive Officer

Page: 4

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários — CVM)
ANNUAL INFORMATION — IAN
YEAR ENDED 12/31/2005
01.01 — IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

24	Fábio de Oliveira Barbosa	359.558.996-34	05/15/2002	05/25/2007	1	19	Chief Financial Officer
25	José Carlos Martins	304.880.288-68	04/22/2004	05/25/2007	1	19	Executive Officer for Ferrous
26	Gabriel Stoliar	402.763.927-87	10/24/2001	05/25/2007	1	19	Executive Officer for Planning and Control
27	Murilo Pinto de Oliveira Ferreira	212.466.706-82	04/20/2005	05/25/2007	1	19	Executive Officer for Holdings, Energy and Businesses Development
28	José Auto Lancaster Oliveira	312.786.717-49	09/30/2004	05/25/2007	1	19	Executive Officer for Non-Ferrous Minerals
29	Guilherme Rodolfo Laager	606.451.997-53	09/19/2001	05/25/2007	1	19	Executive Officer for Logistics
30	Carla Grasso	313.335.241-53	10/24/2001	05/25/2007	1	19	Executive Officer of Human Resources and Corporate Services
31	Tito Botelho Martins	501.888.956-04	04/20/2006	05/25/2007	1	19	Executive Officer of Corporate Services Issues

(*) Code: OGM — Ordinary General Meeting / BDM — Board Of Directors Meeting / EGM — Extraordinary General Meeting

1 — Belongs only to the executive board / 2 — Belongs only to the board of directors / 3 — Belongs to the both the board of directors and executive board.

Page: 5

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários — CVM)
ANNUAL INFORMATION — IAN
YEAR ENDED 12/31/2005
01.01 — IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

02.01.02 — PRESENT COMPOSITION OF THE FISCAL COUNCIL

1-	FISCAL COUNCIL INSTALADO	2-	PERMANENTE
	YES		NO

3 – ITEM	4 – NAME OF MEMBER	5 – TAXPAYER CARD	6 - ELECTION DATE	7 - TERM OF OFFICE	8 - CODE	9 – TITLE

01	Aníbal Moreira dos Santos	011.504.567-87	07/19/2005	OGM 2007	43	Member of Fiscal Council(effective) elect by maiority common stockholders
02	Marcelo Amaral Moraes	929.390.077-72	04/28/2004	OGM 2007	43	Member of Fiscal Council(effective) elect by maiority common stockholders
03	Oswaldo Mário Pêgo de Amorim Azevedo	005.065.327-04	07/19/2005	OGM 2007	46	Member of Fiscal Council(substitute) elect by the maiority common stockholders
04	Marcos Coimbra	005.596.447-87	04/27/2006	OGM 2007	46	Member of Fiscal Council(substitute) elect by the maiority common stockholders
05	José Bernardo de Medeiros Neto	005.573.740-49	04/27/2005	OGM 2007	43	Member of Fiscal Council(effective) elect by maiority common stockholders
06	Bernard Appy	022.743.238-01	04/27/2006	OGM 2007	43	Member of Fiscal Council(effective) elect by preferred stockholders
07	Tarcísio José Massote de Godoy	316.688.601-04	08/18/2004	OGM 2007	47	Member of Fiscal Council(substitute) elect by preferred stockholders

Page: 6

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários — CVM)
ANNUAL INFORMATION — IAN
YEAR ENDED 12/31/2005
01.01 — IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

02.02 — PROFESSIONAL EXPERIENCE AND ACADEMIC BACKGROUND OF EACH BOARD MEMBER AND EXECUTIVE OFFICER
SÉRGIO RICARDO SILVA ROSA. Born on 06/23/1959, enrolled with the CPF under nº 003.580.198-00, has a degree in Communication/Journalism from São Paulo University, Mr. Rosa has been a member of the Board of Directors since April 2003, and his mandate extends to the 2007 Annual Shareholders´ Meeting. He was nominated Chairman of the Board of Directors in May 2003. Mr. Rosa is currently Chief Executive Officer of Caixa de Previdência dos Funcionários do Banco do Brasil -“Previ, a position he has held since 2000. He is also director of Valepar S.A. (“Valepar”), Brasil Telecom Participações, since December 2000, and Sauípe S.A., since May 2001, Chairman of the Board of Directors of Litel Participações S.A. (“Litel”). Before joining Previ, Mr. Rosa acted as the President of the National Confederation of Bank Workers from June 1994 to May 2000. From January 1995 to December 1996, Mr. Rosa was an alderman of the municipality of São Paulo. The shareholder VALEPAR S.A nominated him.
MÁRIO DA SILVEIRA TEIXEIRA JÚNIOR. Born on 03/04/1946, enrolled with the CPF under nº 113.119.598-15, graduated in Civil Engineering and Business Administration from the Mackenzie Presbyterian University Mackenzie University – São Paulo. Mr. Teixeira has been the Vice-Chairman of the Board of Directors of Companhia Vale do Rio Doce (CVRD) since May 2003, with a mandate that lasts up to the 2007 Annual Shareholders’ Meeting. Mario da Silveira Teixeira Junior, Director: 59 years old. Mr. Teixeira received a degree in civil engineering and business administration from. In July 1971, Mr. Teixeira joined Bradesco S.A Corretora de Títulos e Valores Mobiliários, having served as an officer from March 1983 until January 1984, when he was transferred to Banco Bradesco de Investimento S.A. and Banco Bradesco S.A.. He was appointed as our Departmental Director in January 1984; Managing Officer in March 1992; Vice-President in March 1998, and from March 1999 to July 2001 he served as a member of our Board of Directors. From July 2001 until March 2002, Mr. Teixeira served as the CEO of Bradespar S.A., a company incorporated by our partial spin off. In March 2002, he returned to his position as a member of our Board of Directors, where he remains until today. Currently, he is also Director of Bradesco Leasing S.A. — Arrendamento Mercantil and of Bradespar S.A. and member of the Board of Trustees and Managing Officer of Fundação Bradesco, Director and Managing Officer of the Institute of Diseases of the Digestive System (FIMADEN). In addition, he holds positions as Director of Valepar S.A., non-voting member of the Managing Board of Banco Espírito Santo de Investimentos S.A., located in Lisbon, Portugal, and Vice-chairman of the Board of Directors of BES Investimento do Brasil S.A. – Banco de Investimento. He also served as Vice-President of ANBID – Associação Nacional dos Bancos de Investimento, member of the Management Board of ABRASCA – Associação Brasileira das Companhias Abertas, Director of Companhia Paulista de Força e Luz — CPFL, Companhia Piratininga de Força e Luz, Companhia Siderúrgica Nacional — CSN, CPFL Energia S.A., CPFL Geração de Energia S.A., Latasa S.A., São Paulo Alpargatas S.A, Tigre S.A. Tubos e Conexões, VBC Energia S.A. and VBC Participações S.A.. Nominated by the shareholder VALEPAR S.A.
ERIK PERSSON. Born on 11/03/1954, enrolled with the CPF under nº 148.409.280-53, Mr. Persson has a degree in Economics from the Federal University of Rio Grande do Sul (UFRGS). He has been a member of the Board of Directors since April 2001, and his mandate extends to the 2007 Annual Shareholders’ Meeting. Mr. Persson was a Planning Officer at Previ from June 2000 to May 2003, and has been serving as a Pension Officer since June 2003, and has worked in Banco do Brasil S.A. since 1977. Mr. Persson also has been a director of Valepar and Previ since April 2001. He has held the positions of Union Training Officer and the Union Organization SEEB Officer and Legal Issue Officer and FEEB Press and Communication Officer, both in Rio Grande do Sul, since 1990. Nominated by the shareholder VALEPAR S.A.

Page: 7

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários — CVM)
ANNUAL INFORMATION — IAN
YEAR ENDED 12/31/2005
01.01 — IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

02.02 — PROFESSIONAL EXPERIENCE AND ACADEMIC BACKGROUND OF EACH BOARD MEMBER AND EXECUTIVE OFFICER
JORGE LUIZ PACHECO. Born on 10/23/1954, enrolled with the CPF under nº 345.466.007-63, o Mr. Pacheco is a full member of the Board of Directors, whose mandate extends to the 2007 Annual Shareholders’ Meeting. He has held the position of alternate member of the Board of Directors of CVRD since 2002. In 1973, Mr. Pacheco joined Banco do Brasil S.A., where he worked in the Corporate area and in Capital Market Management. Since December 2000, he has worked in PREVI (The Social Insurance Fund of Employees of Banco do Brasil), where he acted as the Manager of strategic investments , responsible for monitoring investments in the Vale do Rio Doce Company. Mr. Pacheco is a member of the Board of Directors of Valepar S.A. and of Litel Participações S.A. In addition, he has held a position in the Fiscal Council of the Companhia Siderurgica Belgo-Mineira. He has a degree in Economics from the Economic Sciences Faculty (FCPE) of Cândido Mendes/RJ, has an Executive MBA in Finance from IBMEC/RJ, an Executive MBA in Business Administration from IBMEC/RJ and a post-graduation course in Corporate Governance from IBMEC/RJ. Nominated by the shareholder Valepar.
ARLINDO MAGNO DE OLIVEIRA. Born on 07/16/1951, enrolled with the CPF under nº 281.761.977-34, has a degree in Economics from the Universidade Federal Fluminense (UFF) and a post-graduation degree in Finance from IBMEC (Instituto Brasileiro de Mercado de Capitais – the Brazilian Capital Market Institute) in RJ. Mr. Oliveira has been a member of the Board of Directors since April 2003, and his mandate extends to the 2007 Annual Shareholders’ Meeting 2007. From August 1974 to August 2001, Mr. Oliveira worked in Banco do Brasil S.A., where amongst other positions he was International Area Customers Service Manager and Public Sector Customer Service Manager. He has also worked in PREVI since May 1974, where amongst other positions he was a member of the Fiscal Council, Officer for Deliberations and Executive Officer of Planning. From April to September 2002, Mr Oliveira was the Executive Officer in charge of finance and management at CEDAE – Companhia Estadual de Água e Esgoto. Currently, he is a member of the Deliberative Body of PREVI. . He has also been a member of the Board of Directors in several companies, including the Bahia State Electricity Company (Companhia de Eletricidade do Estado da Bahia – COELBA), the Rio Grande do Norte Energy Company (Companhia Energética do Rio Grande do Norte – COSERN), CPFL Energia S.A., CPFL Geração de Energia S.A. and ENERCAN – Campos Novos Energia S.A.. Nominated by the shareholder VALEPAR S.A.
RENATO DA CRUZ GOMES. Born on 02/23/1953, enrolled with the CPF under nº 426.961.277-00, has a degree in Production Engineering from the Federal University of Rio de Janeiro (UFRJ), with a specialization degree from the Executive Management Development Program (SDE). Mr. Gomes has been a member of the Board of Directors since April 2001, and his mandate extends to the 2007 Annual Shareholders’ Meeting. He is also Executive Officer of Bradespar S.A. since 2000. From 1976 to 2000, Mr. Gomes held various positions in BNDES and for the last 15 years has been a member of the Board of Directors of several companies, such as Aracruz, Iochpe Maxion, Bahia Sul, Globo Cabo and Latasa. He was also a member of the Advisory Council of Fator Sinergia (Fundo de Investimento de Valores Mobiliários em Ações – Share Investment Fund), and a member of the investment committee of the Bradesco Templeton Value and Liquidity Fund. Mr. Gomes is an Alternate Member of the Board of Directors and Executive Officer of Valepar, the latter since April 2001. Nominated by the shareholder VALEPAR S.A.
HIROSHI TADA. Born on 03/03/1945, with Passport number TG1817655, Mr. Tada has a degree in Mining Engineering from Kyoto University, Japan, and an Advanced Management Masters degree from Harvard. Mr. Tada has been a member of the Board of Directors since April 2005, with a mandate that lasts until the 2007 Annual Shareholders’ Meeting. Mr. Tada is currently Executive Vice-President of Mitsui & Co. Ltd. He has also held various positions in Mitsui & Co., Ltd, which he joined in 1968. Nominated by the shareholder VALEPAR S.A.

Page: 8

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários — CVM)
ANNUAL INFORMATION — IAN
YEAR ENDED 12/31/2005
01.01 — IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

02.02 — PROFESSIONAL EXPERIENCE AND ACADEMIC BACKGROUND OF EACH BOARD MEMBER AND EXECUTIVE OFFICER
OSCAR AUGUSTO DE CAMARGO FILHO. Born on 03/09/1938, enrolled with the CPF under nº 030.754.948-87, has a degree in Law from the Faculty of São Paulo University, Mr. Camargo Filho has been a member of the Board of Directors since October 2003, and his mandate extends to the 2007 Annual Shareholders’ Meeting. Mr. Camargo Filho is currently a partner in CWA Consultoria Empresarial. From 1999 to 2003, he was Chairman of the Board of Directors of MRS Logística S.A.. From 1973 to 2003, he held various positions in the Caemi Group, including Chairman and member of the Board of Directors. From 1963 to 1973 he held various positions in Motores Perkins S.A., including Commercial Officer and Manager of Sales and Service. Nominated by the shareholder VALEPAR S.A.
FRANCISCO AUGUSTO DA COSTA E SILVA. Born on 09/06/1948, enrolled with the CPF under nº 092.297.957-04, Mr. Costa e Silva has been a member of the Board of Directors since April 2005, and his mandate extends to the 2007 Annual Shareholders’ Meeting. Mr. Costa e Silva studied Law in the Guanabara State University, now the University of the State of Rio de Janeiro (UERJ) and has an Executive MBA from COPPEAD in the Federal University of Rio de Janeiro (UFRJ). Currently Mr. Costa e Silva is a partner in the law firm Bocater, Camargo, Costa e Silva – Advogados Associados, with head office in the city of Rio de Janeiro, as well as a member of the Board of Directors of Banco do Brasil S.A., and the Ethics Committee of the Association of Analysts and Professionals of Capital Markets (APIMEC) and the Development Council of the Pontifical Catholic University of Rio de Janeiro (PUC/RJ). Mr. Costa e Silva started his professional career in the National Social and Economic Development Bank (BNDES), where he has held various positions, including Executive-Officer of BNDES. He has also been on the Board of Directors of various institutions, such as Solpart Participações S.A., Aracruz Celulose S.A., Pisa Papel de Imprensa S.A., as well as the Board of Directors of the Social Insurance and Assistance Foundation of BNDES (FAPES) and the Rio de Janeiro Stock Exchange (BVRJ). Mr. Costa e Silva was Officer and also the President of the Brazilian Securities Commission (CVM). He was a member of the Currency and Credit Commission (COMOC) and of the Complementary Social Insurance Management Council. He presided the Council of Securities Regulators of the Americas (COSRA) and was a member of the Executive Committee of the International Organization of Securities Commissions – (IOSCO), both international organizations that bring together securities commissions from various countries in the world. Nominated by the shareholder VALEPAR S.A.
EDUARDO FERNANDO JARDIM PINTO. Born on 02/24/1963, enrolled with the CPF under nº 226.158.813-53, Mr. Jardim Pinto has been a member of the Board of Directors since April 2005, and his mandate extends to the 2007 Annual Shareholders’ Meeting. Mr. Jardim Pinto is a technician in electronics trained by CEFET – Rio de Janeiro, is currently studying Law in São Luiz Faculty. Mr. Jardim Pinto has been employed by CVRD since 1983, and currently occupies the position of specialized machinist, as well as being President of the Union STEFEM, in the State of Maranhão. Nominated by the employees of CVRD.
LUCIANO SIANI PIRES. Born on 02/10/1970, enrolled with the CPF under nº 013.907.897-56, Mr. Pires has a B.A. degree in Mechanical Engineering from Pontifícia Universidade Católica do Rio de Janeiro – PUC-RJ and MBA in Finance from Stern School of Business – New York University. He was nominated as member of the Board of Directors on April 2006, and his appointment will be confirmed by the shareholders in the first shareholder’s meeting to take place after the annual shareholders meeting, held on April 27, 2006. Since June 2005, Mr. Pires has held the position of alternate member of the Board of Directors. From 2003 to 2005, was McKinsey consultant and is currently Head of the Securities Portfolio Management and Monitoring Department of BNDES. Mr. Pìres is also director of Suzano Bahia Sul Papel e Celulose S.A. and of Tele Norte Leste Participações S.A. He was nominated by the shareholder VALEPAR S.A.

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02.02 — PROFESSIONAL EXPERIENCE AND ACADEMIC BACKGROUND OF EACH BOARD MEMBER AND EXECUTIVE OFFICER
RÔMULO DE MELLO DIAS. Born on 09/27/1961, enrolled with the CPF under nº 604.722.787-20. He has an MBA from IBMEC, and a post-graduation degree from the SDE in the Executive Managerial Development Program and from FGV Law in Company Law. Mr. Dias has been an alternate member of the Board of Directors since September 2003, and his mandate extends to the 2007 Annual Shareholders’ Meeting. Mr. Dias is an Executive Officer of Bradespar S.A. and is a member of the Board of Directors of Visanet, Visa Vale and CPM. In 1999 he was a partner in “Mercosur Equity Fund” from Albion Alliance Capital Management. From 1995 to 1999, he worked in Citibank, where he was Corporate Finance Officer and Investment Officer. Previously he worked in PREVI where he was General Manager of Capitals Markets. He was the Regional Manager of Corporate Finance of Banco Nacional and Head Analyst of Banco do Brasil Investimentos. He was member of the Board of Directors in several companies, including Escelsa, Americel, Telet, Iven, Enersul e Net Serviços Nominated by the shareholder VALEPAR S.A.
JOSÉ HORTA MAFRA COSTA. Born on 04/18/1947, enrolled with CPF under nº 098.371.836-91, Mr. Costa has been an alternate member of the Board of Directors since April 2005, and his mandate extends to the 2007 Annual Shareholders’ Meeting. Mr. Costa went to secondary school in Frei Orlando College in Belo Horizonte. He has been employed by CVRD since 2001, and currently holds the position of Materials Assistant I. Furthermore, he has worked in the Tratex and Andrade Gutierrez construction companies, as well as the Samitri mining company, where he was Head of Team Control and Physical Depot Control. In 1982, Mr. Costa was elected for his mandate as Officer of Trade Union of Workers in the Iron and Basic Metals Industries in Mariana, Santa Bárbara, Barão de Cocais, São Gonçalo do Rio Abaixo and Rio Piracicaba. In 1991, he was elected President of the union, a position he still holds. Nominated by the employees of CVRD.
WANDERLEI VIÇOSO FAGUNDES. Born on 05/05/1946, enrolled with the CPF under nº 043.341.757-91. Mr. Fagundes has a degree in Economics from the State University of Rio de Janeiro (UERJ) and an Accounting Technician’s Course from the Getúlio Vargas Foundation. He did a post-graduate course in the Business Management Program of Columbia University, USA and in the Advanced Management Program of Insead, France. Mr. Fagundes has been an alternate member of the Board of Directors since September 2003, and his mandate extends to the 2007 Annual Shareholders’ Meeting. Currently, Mr. Fagundes is a business consultant, a partner in CWH Consultoria Empresarial. From 1994 to 2003, he was President of SINFERBASE (the Union of the Iron Ore and Basic Metal Mining Industry). He has worked in various areas in companies in the Caemi Group, where in 1984 he assumed the position of Officer of Control of Minerações Brasileiras Reunidas S.A. (MBR), to which he later added the position of Financial Officer. In 1990 he became an officer of the Caemi Group in 1990, assuming the presidency of Caemi in 2000. He was Financial and Investor Relations Officer of Caemi from 2001 to 2003. He was a member of the Board of Directors of the companies in which Caemi holds capital, as follows: Minerações Brasileiras Reunidas S.A. (MBR), Cadam S.A., MRS Logística S.A. and Quebec Cartier Mining Co. Nominated by the shareholder VALEPAR S.A.
HIDEHIRO TAKAHASHI. Born on 02/03/1956, enrolled with the CPF under nº 949.725.917-49, Mr. Takahashi has a degree in Political Science and Economics from Waseda University. Mr. Takahashi has been an alternate member of Board of Directors since April 2005, with a mandate that extends to the 2007 Annual Shareholders’ Meeting. Currently, Mr. Takahashi is the Executive Vice-President of Mitsui Brasileira Importação e Exportação S.A., where he has worked in the Metallic Raw Materials and Iron Ore departments. He joined Mitsui & Co., Ltd. in 1980, where he has held position of, amongst others, General Department Manager of the Iron Ore Division. Nominated by the shareholder VALEPAR S.A.

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02.02 — PROFESSIONAL EXPERIENCE AND ACADEMIC BACKGROUND OF EACH BOARD MEMBER AND EXECUTIVE OFFICER
RITA DE CÁSSIA PAZ ANDRADE ROBLES. Born on 01/03/1967, enrolled with the CPF under nº 905.684.437-72, Ms. Robles has a master degree in International Relations from the Pontifical Catholic University of Rio de Janeiro (PUC-RJ), is an Economist and has a post-graduation degree in Finance from IBMEC-RJ. Mrs. Robles has been an alternate member of the Board of Directors since 2005, and her mandate extends to the 2007 Annual Shareholders’ Meeting. Ms. Robles is the Manager of Benefit and Earnings Payment Administration of PREVI ( Caixa de Previdência dos Funcionários do Banco do Brasil – Previ”. She worked in the area of Investment Planning in Previ from 1999 to 2004 as a Senior Technician. She was assigned by the Banco do Brasil to the Ministry of Economy, Finance and Planning between 1989 and 1992, when she worked in Cacex and in Planning Assistance and from 1993 to 1999, in the Ministry of Industry, Commerce and Tourism. Nominated by the shareholder VALEPAR S/A.
JOSÉ MAURO GUAHYBA DE ALMEIDA. Born on 03/14/1945, enrolled with the CPF under nº 022.181.357-87, Mr. Guahyba has a degree in Law from the Federal University of Rio de Janeiro and an Executive MBA from Banco do Brasil in Administration through USP-SP. Mr. Guahyba has been an alternate member of Board of Directors since April 2005, and his mandate extends to the 2007 Annual Shareholders’ Meeting. In 1964, Mr. Guahyba joined Banco do Brasil S.A., and has held the positions of Chief Coordinator of International Capital Holdings, Chief of Staff of the International Vice President and Assistant Manager and Acting Manager in the Brussels Branch and General Manager of the Cinelândia Branch (RJ), and retired in 1994. He represented Banco do Brasil abroad in banks in France and Panama. He represented PREVI in the Board of Directors of the Companhia Siderúrgica Nacional, as an alternate, from 1995 to 1997, in SAMITRI S.A. Mineração da Trindade, as a full member from 1995 to 2001 and in the Belgo-Mineira Steel Company, as a full member from 2001 to 2005. Nominated by the Shareholder VALEPAR S.A.
SERGIO RICARDO LOPES DE FARIAS. Born on 10/09/1964, enrolled with the CPF under nº 799.861.537-00, Mr. Farias has a degree in Education from Rio de Janeiro University, a post-graduate degree in University Staff Training from Rio de Janeiro University and an MBA in Social Responsibility and the Third Sector from the Institute of Economics of UFRJ. Mr. Farias has been an alternate member of the Board of Directors since April 2005, with a mandate that extends to the 2007 Annual Shareholders’ Meeting. Mr. Farias has been a member of the Audit Committee of PREVI (2000-2002), a member of the Audit Committee of INVEPAR (2001-2004) and a full member of the Audit Committee of VCP (2003-2004). In 1979, Mr. Farias joined Banco do Brasil S.A., as a junior trainee and has been a permanent member of the administrative staff of the Bank since 1983. Mr. Farias is the Officer of Administration and Assets of the Federation of Bank Workers of Rio de Janeiro and Espírito Santo, a member of the Deliberative Board of the National Association of Participants in Pension Funds, a member of the Council of Users of the Assistance Fund for Banco do Brasil Employees and a member of the Company Commission of Banco do Brasil Employees. Nominated by the shareholder VALEPAR S/A.
GERADO XAVIER SANTIAGO. Born on 02/10/1960, enrolled with the CPF under nº 603.267.947-00, currently, Mr. Santiago is completing a degree in Law in Estácio de Sá University. He has done a course in Corporate Governance by the IBMEC. Mr. Santiago has been an alternate member of the Board of Directors since April 2003, and his mandate extends to the 2007 Annual Shareholders’ Meeting. Mr. Santiago joined PREVI Caixa de Previdência dos Funcionários do Banco do Brasil – Previ” in 2000, where he has held the positions of Assistant to the Executive Board, Manager of Investment Policies and, since June 2004 has been Manager of Strategic Planning. Previously he was Executive Officer of CNB/CUT and held various positions in Banco do Brasil S.A., from 1981 to 1994. Nominated by the shareholder VALEPAR S.A.

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02.02 — PROFESSIONAL EXPERIENCE AND ACADEMIC BACKGROUND OF EACH BOARD MEMBER AND EXECUTIVE OFFICER
JOÃO MOISÉS DE OLIVEIRA. Born on 03/06/1945, enrolled with the CPF under nº 090.620.258-20, Mr. Oliveira has a degree in Economics, from the Faculty of Economics, Accounting and Actuarial Studies of the Pontifical Catholic University. Mr. Oliveira has been an alternate member of the Board of Directors of CVRD since April 2005, and his mandate extends to the 2007 Annual Shareholders’ Meeting. He has already held the positions of member and alternate member of CVRD. He joined Banco Bradesco S.A. in 1962, where he has held various positions, such as Manager/Head of Department from 1982 to 1983 and Department Officer from 1992 to 2000. From 1983 to 1992 he was Officer of Bradesco Previdência e Seguros S.A. In 1984 he also assumed the position of Officer of Bradesco S.A. Corretora de Títulos e Valores Mobiliários, where in 1985 he was nominated Chief Executive Officer, a position he held until 1992. He has been Chief Executive Officer of Bradespar S.A. and Bradesplan Participações S.A. He was a member of the Board of Directors of the following companies: COFAP (Companhia Fabricadora de Peças), Companhia Siderúrgica Belgo Mineira, Companhia Siderúrgica Nacional, Indústria Romi S.A., Metal Leve S.A. Indústria e Comércio, São Paulo Alpargatas S.A., Telecelular Sul Participações S.A. Tigre S.A. Tubos e Conexões, etc.. Nominated by the shareholder VALEPAR S.A.
ROGER AGNELLI. Born on 05/03/1959, enrolled with the CPF/MF under No. 007.372.548-07, Mr. Agnelli is an economics graduated by Armando Álvares Penteado Foundation – FAAP, São Paulo. Roger Agnelli was appointed CEO and President of Companhia Vale do Rio Doce (CVRD) in July 2001. Prior to his appointment, he was the Chairman of the Board of Directors of CVRD from May 2000 until July 2001. Mr. Agnelli developed his professional career at the Bradesco financial group from 1981 to 2001, where he reached the position of executive director of Bank Bradesco in 1998, remaining in that office until the year 2000; he also was President and CEO of Bradespar from March 2000 to July 2001. Due to his activities in the areas of investment, mergers and acquisitions, and asset management, he was a member of the board of directors of several major companies in Brazil, such as Companhia Paulista de Força e Luz, Companhia Siderúrgica Nacional, Latas de Alumínio–LATASA, VBC Energia, Brasmotor, Mahle Metal Leve, Rio Grande Energia, and Serra da Mesa Energia. Mr Agnelli was also a director of UGB Participações and Vice-President of ANBID – Brazil’s National Association of Investment Banks. He is a member of the Economic and Social Development Council (CDES), an advisory body to the President of Brazil, and a member of the International Investments Council, formed to advise the President of South Africa, Dr.Thabo Mbeki. Mr Agnelli is the chairman of the China-Brazil Business Council, member of the board of trustees of the Brazilian Symphonic Orchestra, Vice-President of the Centro Industrial do Rio de Janeiro, member of the consultant board of the private sector of Câmara de Comércio Exterior – CONEX, and member of the board of directors of Asea BrownBoveri (ABB), of Duke Energy Corporation, of Suzano Petroquímica and of PETROBRAS. He recently became a member of the International Advisory Committee of the New York Stock Exchange (NYSE), and was invited to join the International Advisory Council of Brookings Institution.
FABIO DE OLIVEIRA BARBOSA. Born on 12/31/1960, enrolled with the CPF/MF under No. 359.558.996-34, Mr. Barbosa is an economics graduated by the Federal University of Minas Gerais, with a Master’s Degree in Economic Theory by the University of Brasília (UnB). He was elected Chief Financial Officer of CVRD in May 2002, with a term of office up to May 2007.Until May 2006, he was Chairman of the Board of Directors of Caemi. From April 2000 to March 2002, he held the position of member of the CVRD Board of Directors. Previously, he had been Chairman of the Board of Directors of Banco do Estado de São Paulo (“BANESPA”) and also served as board member of the following companies: Banco do Brasil S.A., Caixa Economica Federal, Companhia Siderúrgica de Tubarão and Telesp S/A- Telecomunicações de São Paulo. He was Secretary of the National Treasury at the Ministry of Finance, between July 1999 and April 2002, after having acted as Assistant Secretary of STN in charge of federal public debt administration from 1995 to 1999. From 1992 to 1995 he served as Adviser to the Executive Board of the World Bank, in Washington-DC, United States. From 1990 to 1992 he was Deputy and Head of the Fiscal Policy Unit at the Ministry of Economy and Finance. From 1988 to 1990, he was Economic Advisor and Head of the Macroeconomic Analysis Unit, at the Department of Economic and Social Planning of the Ministry of Planning. Prior to that time, Mr. Barbosa held several positions at IPEA (Ministry of Planning), Ministry of Industry and Commerce, Paraná State Development Institute, the Ministry of Labor and the Ministry of Applied Economy Research.

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YEAR ENDED 12/31/2005
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1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
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02.02 — PROFESSIONAL EXPERIENCE AND ACADEMIC BACKGROUND OF EACH BOARD MEMBER AND EXECUTIVE OFFICER
JOSÉ CARLOS MARTINS – Born on 02/05/1950, enrolled with the CPF/MF under No. 304.880.288-68. Mr. Martins has a B.A. degree in Economics from Pontifícia Universidade Católica de São Paulo (PUC – SP).In April 2004, Mr. Martins was originally appointed as CVRD’s Executive Officer of holdings, energy and business development and, in April 2005, Mr. Martins was appointed as an Executive Officer of our ferrous minerals division, with a term of office up to May 2005. Mr. Martins has over 30 years of experience in metal industry. He was an Officer and President of Aços Villares from 1986 to 1996, and Chief Managing Officer of the Steel area at Companhia Siderúrgica Nacional , from 1997 to 1999. In 1999, Mr. Martins became President of Latasa, one of the largest aluminum can producers in Latin America. Upon the purchased of Latasa by Rexam, a United Kingdom company, in 2003, Mr. Martins became President and Chief Executive Officer of Rexam’s South American beverage can division, Rexame Beverage Can South America.
GABRIEL STOLIAR. Born on 03/18/1954, enrolled with the CPF/MF under No. 402.763.927-87, Mr. Stoliar obtained a Production Engineering degree from the Federal University of Rio de Janeiro (UFRJ), a post-graduate degree in Production Engineering-industrial and transportation project area (PIT)-COPPEAD/UFRJ and an MBA/Executive-PDG/EXEC in Rio de Janeiro. Since October 2001, Mr.Stoliar was appointed as the Chief Planning and Control Officer of CVRD, position with term of office up to May 2005.. In September 1997, Mr. Stoliar was originally elected Executive Officer of the Corporate Center and Investor Relations. In 1994, he was appointed director of BNDESPAR. He is also Director of Usiminas and Pará Pigmentos S.A. In 1991, he took over the position of Superintendent of Operating Division, responsible for the areas of Mining, Metallurgy, Chemicals, Petrochemical, Pulp and Paper of BNDESPAR. In 1988, he was appointed by BNDESPAR as Manager of Operations in the Capital, Electronics and Consumer Goods. In 1982, he was promoted to Manager of BNDES for the Project Area of FINSOCIAL. In 1978, he joined BNDES as Analyst in the area of Pulp, Paper and Petrochemicals. He started his career as a business organization analyst at the Institute of Economic and Management Development of Firjan – Federation of Industries of Rio de Janeiro.
MURILO PINTO DE OLIVEIRA FERREIRA. Born on 06/22/1953, enrolled with the CPF/MF under No. 212.466.706-82, Mr. Ferreira has a Business Administration degree from Getúlio Vargas Foundation of São Paulo (FGV – SP) and Business Administration post-graduate degree from Getúlio and has conducted post-graduate studies in several institutions in Brazil and abroad. He was appointed as an Executive Officer of Holdings, Energy and Businesses Development of CVRD, in April 2005, with a term of office up to May 2007. He joined CVRD in 1977 and has a large experience in several areas of the Company, particularly in aluminum and ferroalloys. In 1998, he was appointed executive officer of Commerce and Finance at Vale do Rio Doce Alumínio S.A. – Aluvale, which was incorporated by CVRD in December 2003. From 2004 up to April 2005 he held the position of CVRD’s Aluminum Department Officer. He is Chief Executive Officer of Albras – Alumínio Brasileiro S.A. and Alunorte – Alumina do Norte do Brasil S.A., position occupied until March 2005, when he was elected Chairman of the Board of Directors. He is, still, member of the Board of Directors of Mining of Rio do Norte S.A. (MRN) and Valesul Alumínio S.A.
JOSÉ AUTO LANCASTER OLIVEIRA. Born on 03/26/1947, enrolled with the CPF under No. 312.786.717-49, Mr. Oliveira is a Geologist graduate by the Federal University of Minas Gerais and has a Ph. D degree in Economic Geology by Mackay School of Mines, from the University of Nevada, Reno, United States of America. He was appointed as an Executive Officer of the Non-Ferrous Mineral Division in September 2004 to fulfill a term of office up to May 2007. Prior to that, he was exploration manager of the Brazilian branch of British Petroleum in the period from 1985 to 1989. He is Officer of Compañia Minera Andino Brasileira Ltd., Compañia Minera Latino Americana Ltda., Tethys Mining LLC and Vale do Rio Doce Kaolin S.A., and also a member of the Board of Directors of Canico Resources Corp.

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02.02 — PROFESSIONAL EXPERIENCE AND ACADEMIC BACKGROUND OF EACH BOARD MEMBER AND EXECUTIVE OFFICER
GUILHERME RODOLFO LAAGER. Born on 02/13/1957, enrolled with the CPF/MF under No. 606.451.997-53, Mr. Laager has a B.S. degree in civil engineering from the Federal University of Rio de Janeiro (UFRJ), and obtained an MBA from COPPEAD also at UFRJ. Mr. Laager was appointed as an Executive Officer of the Logistics Division in September 2001, with a term of office up to May 2007. He was Logistics, Procurement and Technology Information Director for Ambev – Companhia de Bebidas das Américas, from 1989 to August 2000. From 1982 to 1988, Mr. Laager worked for Andersen Consulting and, from 1979 to 1981, for IESA International de Engenharia S.A.
CARLA GRASSO. Born on 02/03/1962, enrolled with the CPF/MF under No. 313.335.241-53, Mrs. Grasso has both a B.A. and a M.A. degree in Economics from the University of Brasília (UnB). Mrs. Grasso was appointed Executive Officer of the Human Resources and Corporate Services Area of CVRD, in October 2001, with a term of office up to May 2007. Mrs. Grasso had already acted as CVRD’s personal management and IT Officer to CVRD’s Corporate Center, from December 1997 to October 2001. Before joining CVRD, Mrs. Grasso acted as secretary of the Brazilian Supplementary social security office. From January 1994 to November 1997, as advisor to the Ministry of Social Security, from December 1992 to December 1993, as deputy coordinator of fiscal policy at the Ministry of Finance, from October to December 1992; as finance advisor and coordinator of the Macroeconomics and Social areas of the Brazilian Presidency Office, from March 1990 to October 1992, as advisor to the Minister of Planning, from November 1988 to March 1990; and as advisor to the Presidency of Sebrae – Serviço Brasileiro de Apoio a Pequena e Media Empresa, from January to November 1988. In 1997, she was appointed an Executive Officer of Fundação Vale do Rio Doce de Habitação e Desenvolvimento Social (FVRD).
TITO BOTELHO MARTINS JÚNIOR. Born on September 24, 1962, CPF/MF under nº 501.888.956-04. Mr. Martins was appointed as an executive officer of the corporate affairs area in April 2006. Mr. Martins has a graduate degree in economics from the Universidade Federal de Minas Gerais (UFMG), masters in Administration from IEAD/UFRJ and has conducted post-graduate studies in several institutions in Brazil and abroad. Mr. Martins joined CVRD in 1985 and has broad experience in corporate finance issues. He was CVRD’s Head officer of the Corporate Finance department between August 1999 and September 2003 and also chief financial officer of FCA. Mr. Martins has served in a variety of positions in companies affiliated to CVRD, such as FCA, Samarco, Ferroban, Açominas, Gulf Industrial Investment Corporation, Itabrasco and Hispanobrás. Since October 2003, Mr. Martins is also the chief executive officer of Caemi Mineração e Metalurgia S.A. and the chief executive officer of MBR.
ANÍBAL MOREIRA DOS SANTOS. Born on 8/26/1938 and enrolled with the CPF under No. 011.204.567-87, Mr. Santos was elected as a member of the CVRD Fiscal Council since July 2005, and shall hold this position until the Shareholders’ Meeting in 2007, having occupied the position of alternate member of Fiscal Council from April to July of 2005. He holds masters in Technical Accountancy by Fundação Getúlio Vargas Technical School. From 1962 to 1965, he held the position of Senior Auditor at Arthur Andersen. Mr. Santos has already integrated the Fiscal Council of Cadam S.A., from 1999 to 2003. Furthermore, he was an Alternate Member of the Board of Directors Empreendimentos Brasileiros de Mineração S.A. and of Minerações Brasileiras Reunidas S.A.. He was also Member of the Executive Office of Caemi Canadá Inc., Caemi Canadá Investments Inc., Caemi International Holdings BV, Caemi International Investments NV and CMM Overseas Ltd. He joined Caemi Group in 1965, where he held several positions, among them, Chief Accounting Officer, from 1983 to 2003. The shareholder VALEPAR S.A nominated him.

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02.02 — PROFESSIONAL EXPERIENCE AND ACADEMIC BACKGROUND OF EACH BOARD MEMBER AND EXECUTIVE OFFICER
MARCELO AMARAL MORAES. Born on 7/10/1967 and enrolled with the CPF under No. 929.390.077-72, Mr. Moraes holds a Bachelor’s Degree in Economics from the Federal University of Rio de Janeiro – FEA/UFRJ (1990) and a Master’s Degree in Business Administration from the Federal University of Rio de Janeiro – COPPEAD/UFRJ (1993). Mr. Moraes is a current member of the Fiscal Council since April 2004 and holds this office until the next Shareholders’ Meeting in 2007. He worked for several years in areas regarding mergers and capital acquisition for the Banks Bozano, Simonsen and Cindam. He was an alternate member of the Boards of Directors of Companhia Vale do Rio Doce, in 2003 and Net Serviços Comunicação, in 2004. He is currently Investment Manager for Bradespar S.A . since 2000. The shareholder VALEPAR S.A nominated him.
OSWALDO MÁRIO PÊGO DE AMORIM AZEVEDO. Born on 6/23/1941 and enrolled with the CPF under No. 005.065.327-04, Mr. Amorim holds a Bachelor’s Degree Industrial and Production Engineering from the Pontifical Catholic University of Rio de Janeiro. He was elected as alternate member of the CVRD Fiscal Council since July 2005 with a term of office until the next Shareholders’ Meeting to be held in 2007, having occupied the position of member of the Fiscal Council of CVRD from April/2004 to July/2005. In addition, he has held the position of Vice President of International Operations for Sul América Seguros (Insurance Company) since January/1996 and Vice President of the National Federation of Private Insurance and Capitalization Companies (FENASEG). From Janeiro/1964 to March/1975 he held the position of engineer at CVRD. From 1975 to the present date he has held several positions in the area of insurance, among which are Officer of Planning for Sul América Seguros and Executive President of Sul América Unibanco Segurador (Insurance Company), an association between Sul America and Unibanco, nominated by the shareholder VALEPAR.
MARCOS COIMBRA. Born on March, 1944, CPF/Mfunder nº 005.596.447-87. Mr. Coimbra was elected as a member of the fiscal council of CVRD in April 2006. Mr. Appy received a B.A. in Economics from the Universidade do Estado do Rio de Janeiro, and concluded his masters and especializations in educational administration at Universidade Metodista de Piracicaba. From 1971 to 2000, Mr. Coimbra was a professor of Economics at Universidade Cândido Mendes, and, from 1993 to 1995, he was chief of the Quantitative Theory Departament of Universidade do Estado do Rio de Janeiro. From 1987 to 1993, Mr. Coimbra held a director position at Associação dos Diplomados da Escola Superior de Guerra, where he had been previously chief of the Economics Issues Department from 1986 to 1994. Mr. Coimbra also was a especial consultant for of the Assembléia Legislativa do Estado do Rio de Janeiro, from 1995 to 2003. Mr. Coimbra was also an officer of Centro Universitário Bennett e and of Planec Ltda, as well as member of the board of Grande Oriente do Brasil. Appointed by VALEPAR S.A
JOSÉ BERNARDO DE MEDEIROS NETO. Born on 5/26/1938, enrolled with the CPF under No. 055.573.740-49, Mr. Medeiros Neto has a degree in law from Universidade Federal do Rio Grande do Sul. Mr. Medeiros is a member of the Fiscal Council since April/2005 and shall hold this term of office until the next Shareholders’ Meeting to be held in August/ 2007. Mr. Medeiros Neto is a retired employee of the Banco do Brasil where he worked from April 1957 until 1974, and held various positions. . He held the position of Executive Vice-President of the Rio Grand do Sul State Development Bank (BADESUL) from 1975 to 1980, working in the administration and operations area. He was Chief Executive Officer of the Banrisul Financeira S.A. from 1980 to 1982.. Currently holds the position of President of the AFABB-RS (Retired Banco do Brazil Empoyees’ Association – RS), is President of the Previ Fiscal Council. The shareholder VALEPAR S.A nominated him.

Page: 15

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários — CVM)
ANNUAL INFORMATION — IAN
YEAR ENDED 12/31/2005
01.01 — IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

02.02 — PROFESSIONAL EXPERIENCE AND ACADEMIC BACKGROUND OF EACH BOARD MEMBER AND EXECUTIVE OFFICER
BERNARD APPY. Born on February 02, 1962, CPF/MF under nº 022.743.238-01, Mr. Appy was appointed as a member of the fiscal council of CVRD in April 2006 and his mandate extends to the 2007 Annual Shareholders Meeting. Mr. Appy received a B.A. in Economics from the Universidade de São Paulo – FEA/USP, and concluded M.A. classes in Economics at Universidade Estadual de Campinas –UNICAMP. Since April 2006 he holds the office of Secretary of the Ministry of Finance of Brazil, which he previously held from January 2003 to May 2005. From May 2005 to March 2006, he held the position of Secretary for Economic Policies at the Ministry of Finance of Brazil. Since 1997, Mr. Appy is a member of faculty of the Economics Department of the School of Business, Economics and Accounting of Pontifícia Universidade Católica de São Paulo – PUC-SP. From 1995 to 2002, he was a partner of LCA Consultores Ltda., a consulting firm in economics. Appointed by holders of preferred class “A” shares.
TARCÍSIO JOSÉ MASSOTE DE GODOY. Born on 4/5/1964 and enrolled with the CPF under No. 316.688.601-04 and holds a Bachelor’s Degree in Civil Engineering and a Graduate Degree in Geotechnology from the University of Brasilia, Mr. Godoy was elected alternate member of the CVRD Fiscal Council on August 2004, for a term of office until the next Shareholders’ Meeting to be held in 2007. Mr. Godoy is currently Assistant Secretary of the Brazilian National Treasury. He has held several positions in the federal government, particularly: General Coordinator for Assumption and Restructuring Liabilities and General Coordinator for Public Debt Administration with the Brazilian National Treasury; Assistant Secretary and General Coordinator of the Social Security and Welfare Ministry. He was Officer of the Social Security Foundation (GEAP) and Consultant for the Economic Commission for Latin American and Caribbean (CEPAL) and Century Economic Consultants. He participated in Fiscal Council as the Brazilian government’s representative in the following State companies: Siderurgia Brasileira S/A – (SIDERBRÁS), Companhia Estadual de Gás do Estado do Rio de Janeiro (CEG/RJ), Companhia Docas do Estados do Rio de Janeiro (CDRJ), the Social Security Data Processing Company (DATAPREV), Empresa de Telecomunicações do Rio de Janeiro (TELERJ), Banco do Brasil Investimento (BBI). He is currently a member of the Board of Directors of SERPRO, member of the Fiscal Council of Banco do Brasil – Distribuidora de Valores Mobiliários – BBDTVM, the Fiscal Council for the Federal Economists Foundation (FUNCEF). He was elected by the holders of Class A preferential shares.

Page: 16

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários — CVM)
ANNUAL INFORMATION — IAN
YEAR ENDED 12/31/2005
01.01 — IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

03.01 — EVENTS RELATIVE TO THE DISTRIBUTIONS OF THE STOCK CAPITAL

		APPROXIMATE NUMBER OF OTHER SHAREHOLDERS
1 - BASIC EVENT	2 - DATE OF THE EVENT	3 - NATURAL PERSONS AND LEGAL ENTITIES	4 - INSTITUTIONAL INVESTORS	5 - SHAREHOLDERS' AGREEMENTS		6 - PREFERRED SHARES WITH RIGHT TO VOTE
OGM	04/27/2006	51,130	5,711	YES ☐	NO ☒	YES ☒	NO ☐	RESTRICT ☐
7 — PREFERRED SHARES WITH RIGHT TO VOTE
       PNA
8 — DATE OF THE SHAREHOLDERS’ AGREEMENTS
SHARES OUTSTANDING

COMMON		PREFERRED		TOTAL		15 - PREFERRED
9 – QUANTITY (UNITY)	10 – PERCENTUAL	11 – QUANTITY (UNITY)	12 - PERCENTUAL	13 – QUANTITY (UNITY)	14 – PERCENTUAL	CLASS	QUANTITY (UNITY)	PERCENTUAL
586,706,356	39.90	959,735,284	96.80	1,546,441,640	62.87	PNA	959,735,284	96.80%

03.02 —	SHARE POSITION OF SHAREHOLDERS WITH OVER 5% OF THE VOTING SHARES IN CASE OF LEGAL ENTITY, INFORM THE CONTROLLING PARTIES TO THE LEVEL OF NATURAL PERSON, IN APPENDIX 01

							8 -	CLASS					13 - SHAREHOLDERS’
1 -				5 - FEDERAL	6 - COMMON		PREFERRED	PREFERRED		10 - TOTAL		12 - SHAREHOLDING	AGREEMENT
ITEM	2 - NAME/COMPANY NAME	3 - CPF/CNPJ	4 - NATIONALITY	UNIT	SHARES	7 - %	SHARES	SHARES	9 - %	SHARES	11 - %	COMPOSITION	INTEREST	14 - CONTROLLER
000	BNDES PARTICIPAÇÕES S.A	00.383.281.0001/09	Brazilian	RJ	100,578,860	6.70	728,666	A	0.08	101,307,526	4.12	05/22/2006		NO
001	VALEPAR	01.772.413/0001-57	Brazilian	RJ	784,294,266	52.29	—		—	794,294,266	31.89	05/22/2006	—	YES
997	TREASURY STOCK	—	—	—	28,291,020	1.89	22,916	A	0.00	28,313,936	1.15	05/22/2006	—	NO
998	OTHERS	—	—	—	586,734,712	39.12	959,006,618	A	99.92	772,870,665	62.84	05/22/2006	—	NO
99	TOTAL				1,499,898,858	100.00	959,758,200	A	100.00	2,459,657,058	100.00	05/22/2006	—	—

Page: 17

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários — CVM)
ANNUAL INFORMATION — IAN
YEAR ENDED 12/31/2005
01.01 — IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

03.03 — STOCK CAPITAL DISTRIBUTION AMONG CONTROLLERS

1 - ITEM	2 - INVESTOR	3 - DATE OF THE SOCIAL CAPITAL’S COMPOSITION
01	VALEPAR	04/28/2005

				5 - FEDERAL	6 - COMMON		8 - PREFERRED		10 - TOTAL SHARES		12 - STOCK CAPITAL
1 - ITEM	2 - NAME/COMPANY NAME	3 - CPF/CNPJ	4 - NATIONALITY	UNIT	SHARES	7 - %	SHARES	9 - %	(UNIT)	11 - %	COMPOSITION
0103	Litel Participações S.A.	00.743.065/0001-27	Brazilian	RJ	157,991,298	49.00	49,784,472	71.41	207,775,770	52.98	03/31/2006
0105	Eletron S.A.	00.514.998/0001-42	Brazilian	RJ	94,359	0.03	—	—	94,359	0.02	03/31/2006
0108	Litela Participações S.A.	05.495.546/0001-84	Brazilian	RJ	—	—	19,931,442	28,59	19,931,442	5.08	03/31/2006
0109	Mitsui & Co., Ltd.		Japanese		58,822,071	18.24	—	—	58,822,071	15.00	03/31/2006
0110	BNDES Participações	00.383.281/0001-09	Brazilian	RJ	37,125,000	11.52	—	—	37,125,000	9.48	03/31/2006
0111	Bradespar S.A.	03.847.461/0001-92	Brazilian	RJ	68,398,491	21.21	—	—	68,398,491	17.44	03/31/2006
0199	TOTAL				322,431,219	100.00	69,715,914	100.00	392,147,133	100.00

Page: 18

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários — CVM)
ANNUAL INFORMATION — IAN
YEAR ENDED 12/31/2005
01.01 — IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

03.03 — STOCK CAPITAL DISTRIBUTION AMONG CONTROLLERS

1 — ITEM	2 — INVESTOR	3 — DATE OF THE SOCIAL CAPITAL’S COMPOSITION
0103	Litel Participações S.A.	04/28/2005

				5 - FEDERAL	6 - COMMON		8 - PREFERRED		10 - TOTAL SHARES		12 - STOCK CAPITAL
1 - ITEM	2 - NAME/COMPANY NAME	3 - CPF/CNPJ	4 - NATIONALITY	UNIT	SHARES	7 - %	SHARES	9 - %	(UNIT)	11 - %	COMPOSITION

Page: 19

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários — CVM)
ANNUAL INFORMATION — IAN
YEAR ENDED 12/31/2005
01.01 — IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

03.03 — STOCK CAPITAL DISTRIBUTION AMONG CONTROLLERS

1 — ITEM	2 — INVESTOR	3 — DATE OF THE SOCIAL CAPITAL’S COMPOSITION
0105	Eletron S.A.	04/28/2005

				5 - FEDERAL	6 - COMMON		8 - PREFERRED		10 - TOTAL SHARES		12 - STOCK CAPITAL
1 - ITEM	2 - NAME/COMPANY NAME	3 - CPF/CNPJ	4 - NATIONALITY	UNIT	SHARES	7 - %	SHARES	9 - %	(UNIT)	11 - %	COMPOSITION

Page: 20

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários — CVM)
ANNUAL INFORMATION — IAN
YEAR ENDED 12/31/2005
01.01 — IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

03.03 — STOCK CAPITAL DISTRIBUTION AMONG CONTROLLERS

1 — ITEM	2 — INVESTOR	3 — DATE OF THE SOCIAL CAPITAL’S COMPOSITION
0108	Litela Participações S.A.	04/28/2005

				5 - FEDERAL	6 - COMMON		8 - PREFERRED		10 - TOTAL SHARES		12 - STOCK CAPITAL
1 - ITEM	2 - NAME/COMPANY NAME	3 - CPF/CNPJ	4 - NATIONALITY	UNIT	SHARES	7 - %	SHARES	9 - %	(UNIT)	11 - %	COMPOSITION

Page: 21

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários — CVM)
ANNUAL INFORMATION — IAN
YEAR ENDED 12/31/2005
01.01 — IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

03.03 — STOCK CAPITAL DISTRIBUTION AMONG CONTROLLERS

1 — ITEM	2 — INVESTOR	3 — DATE OF THE SOCIAL CAPITAL’S COMPOSITION
0109	Mitsui & Co., Ltd.	04/28/2005

				5 - FEDERAL	6 - COMMON		8 - PREFERRED		10 - TOTAL SHARES		12 - STOCK CAPITAL
1 - ITEM	2 - NAME/COMPANY NAME	3 - CPF/CNPJ	4 - NATIONALITY	UNIT	SHARES	7 - %	SHARES	9 - %	(UNIT)	11 - %	COMPOSITION

Page: 22

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários — CVM)
ANNUAL INFORMATION — IAN
YEAR ENDED 12/31/2005
01.01 — IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

03.03 — STOCK CAPITAL DISTRIBUTION AMONG CONTROLLERS

1 — ITEM	2 — INVESTOR	3 — DATE OF THE SOCIAL CAPITAL’S COMPOSITION
0110	BNDES Participações	04/28/2005

				5 - FEDERAL	6 - COMMON		8 - PREFERRED		10 - TOTAL SHARES		12 - STOCK CAPITAL
1 - ITEM	2 - NAME/COMPANY NAME	3 - CPF/CNPJ	4 - NATIONALITY	UNIT	SHARES	7 - %	SHARES	9 - %	(UNIT)	11 - %	COMPOSITION

Page: 23

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários — CVM)
ANNUAL INFORMATION — IAN
YEAR ENDED 12/31/2005
01.01 — IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

03.03 — STOCK CAPITAL DISTRIBUTION AMONG CONTROLLERS

1 — ITEM	2 — INVESTOR	3 — DATE OF THE SOCIAL CAPITAL’S COMPOSITION
0111	Bradespar S.A.	04/28/2005

				5 - FEDERAL	6 - COMMON		8 - PREFERRED		10 - TOTAL SHARES		12 - STOCK CAPITAL
1 - ITEM	2 - NAME/COMPANY NAME	3 - CPF/CNPJ	4 - NATIONALITY	UNIT	SHARES	7 - %	SHARES	9 - %	(UNIT)	11 - %	COMPOSITION

Page: 24

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários — CVM)
ANNUAL INFORMATION — IAN
YEAR ENDED 12/31/2005
01.01 — IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

04.01 — COMPOSITION OF THE SHARE CAPITAL
1 — Date of the last change: 03/31/2006

		4 - NOMINATIVE STOCK		6 - QUANTITY OF	7 - SUBSCRIBED	8 - PAID-UP
2 – ITEM	3 – SPECIFICATION	OR BOOK ENTRY SHARE	5 - FACE VALUE	SHARES (UNIT)	(R$ THOUSANDS)	(R$ THOUSANDS)
01	COMMON SHARES (BOOK SHARES)	BOOK ENTRY SHARE		1,499,898,858	9,007,032	9,007,032
02	CLASS A PREFERRED SHARES	BOOK ENTRY SHARE		959,758,200	10,485,369	10,485,369
03
				2,459,657,058	19,492,401	19,492,401

Page: 25

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários — CVM)
ANNUAL INFORMATION — IAN
YEAR ENDED 12/31/2005
01.01 — IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

04.02 — SUBSCRIBED SHARE CAPITAL

		3 - SHARE CAPITAL	4 - VALUE OF	5 - ORIGIN OF	7 - NUMBER OF OUTSTANDING	8 - OUTSTANDING SHARES’
1 - ITEM	2 – DATE	(R$ THOUSANDS)	ALTERATION (R$ THOUSANDS)	ALTERATION	SHARES (UNITS)	VALUE (REAIS)
01	04/16/2003	6,300,000	1,300,000	Revenue Reserves
02	04/28/2004	7,300,000	1,000,000	Revenue Reserves
03	04/27/2005	14,000,000	6,700,000	Revenue Reserves
04	03/31/2006	19,492,401	5,492,401	Merged of shares
04.03 – STOCK SPLIT

	2 - FACE VALUE BEFORE	2 - FACE VALUE AFTER STOCK	3- QUATITY OF SHARE BEFORE	4- QUATITY OF SHARE BEFORE
1 – DATE	STOCK SPLIT (Reais)	SPLIT (Reais)	STOCK SPLIT	STOCK SPLIT
04/27/2006			1,229,828,529	2,459,657,058
04.04 — AUTHORIZED STOCK CAPITAL

1 - NUMBER (UNITS)	2 - VALUE (REAIS)	3 - DATE OF AUTHORIZATION
5,400,000,000	0	04/27/2006
04.05 — ADDRESS OF THE PRINCIPAL OFFICE

1 - ITEM	2 - SPECIFICATIION	3 - CLASS	4 - QUANTITY OF AUTHORIZED STOCK ISSUE (UNITS)
01	COMMON SHARES		1,800,000,000
02	PREFERRED SHARES	A	3,600,000,000

Page: 26

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários — CVM)
ANNUAL INFORMATION — IAN
YEAR ENDED 12/31/2005
01.01 — IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

05.01 — TREASURY STOCK

					6 - QUANTITY TO BE	7 - AMOUNT TO BE PAID	8 - QUANTITY ACQUIRED	9 - AMOUNT PAID (R$
1 – ITEM	2 – SPECIFICATION	3 – CLASS	4 – MEETING	5 - ACQUISITION TERM	ACQUIRED (UNITS)	(REAIS THOUSANDS)	(UNITS)	THOUSANDS)
01	COMMON		10/24/2001	3 MONTHS	30,164,574	—	28,291,020	131,103
02	PREFFERED		10/24/2001	3 MONTHS	82,157,232	—	22,916	215

Page: 27

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários — CVM)
ANNUAL INFORMATION — IAN
YEAR ENDED 12/31/2005
01.01 — IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

06.01 — DIVIDENDS/INTEREST ON STOCKHOLDERS’ EQUITY

					6 - NET PROFIT OR				10 - AMOUNT OF THE
				5 - END OF THE	LOSS IN THE PERIOD	7 - DIVIDENDS PER	8 - TYPE OF	9 - CLASS	DIVIDEND	11 - PAYMENT
1 – ITEM	2 - DIVIDENDS/INTEREST	3 – EVENT	4 – DATE	FISCAL YEAR	(R$ THOUSAND)	SHARE (R$)	SHARE	OF SHARE	(R$ THOUSAND)	DATE
01	Interest On Stockholders Equity	BDM	04/16/2003	12/31/2003	4,508,850	1.6200000000	Common		400,054	04/30/2003
02	Interest On Stockholders Equity	BDM	04/16/2003	12/31/2003	4,508,850	1.6200000000	Preferred	A	221,766	04/30/2003
03	Interest On Stockholders Equity	BDM	08/27/2003	12/31/2003	4,508,850	1.9400000000	Common		479,077	10/31/2003
04	Interest On Stockholders Equity	BDM	08/27/2003	12/31/2003	4,508,850	1.9400000000	Preferred	A	265,572	10/31/2003
05	Interest On Stockholders Equity	BDM	10/15/2003	12/31/2003	4,508,850	1.4800000000	Common		365,482	10/31/2003
06	Interest On Stockholders Equity	BDM	10/15/2003	12/31/2003	4,508,850	1.4800000000	Preferred	A	202,601	10/31/2003
07	Interest On Stockholders Equity	BDM	04/14/2004	12/31/2003	4,508,850	2.0600000000	Common		205,793	04/30/2004
08	Interest On Stockholders Equity	BDM	04/14/2004	12/31/2003	4,508,850	2.0600000000	Preferred	A	114,080	04/30/2004
09	Interest On Stockholders Equity	BDM	10/13/2004	12/31/2004	6,459,519	0.6700000000	Common		502,466	10/29/2004
10	Interest On Stockholders Equity	BDM	10/13/2004	12/31/2004	6,459,519	0.6700000000	Preferred	A	278,538	10/29/2004
11	Interest On Stockholders Equity	BDM	10/13/2004	12/31/2004	6,459,519	0.3600000000	Common		269,982	10/29/2004
12	Interest On Stockholders Equity	BDM	10/13/2004	12/31/2004	6,459,519	0.3600000000	Preferred	A	149,662	10/29/2004
13	Dividend	BDM	10/13/2004	12/31/2004	6,459,519	0.2400000000	Common		179,988	10/29/2004
14	Dividend	BDM	10/13/2004	12/31/2004	6,459,519	0.2400000000	Preferred	A	99,775	10/29/2004
15	Interest On Stockholders Equity	BDM	04/14/2005	12/31/2004	6,459,519	1.1100000000	Common		816,951	04/29/2005
16	Interest On Stockholders Equity	BDM	04/14/2005	12/31/2004	6,459,519	1.1100000000	Preferred	A	461,562	04/29/2005
17	Interest On Stockholders Equity	BDM	04/14/2005	12/31/2005	1,615,190	0.0012045000	Common		886	04/29/2005
18	Interest On Stockholders Equity	BDM	04/14/2005	12/31/2005	1,615,190	0.0012045000	Preferred	A	501	04/29/2005
19	Interest On Stockholders Equity	BDM	04/14/2005	12/31/2005	5,094,475	0.6800000000	Common		500,480	10/31/2005
20	Interest On Stockholders Equity	BDM	04/14/2005	12/31/2005	5,094,475	0.6800000000	Preferred	A	281,520	10/31/2005
21	Dividend	BDM	10/14/2005	12/31/2005	5,094,475	0.3000000000	Common		223,584	10/31/2005
22	Dividend	BDM	10/14/2005	12/31/2005	5,094,475	0.3000000000	Preferred	A	125,766	10/31/2005
24	Dividend	BDM	10/14/2005	12/31/2005	5,094,475	0.5800000000	Common		434,438	10/31/2005

Page: 28

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários — CVM)
ANNUAL INFORMATION — IAN
YEAR ENDED 12/31/2005
01.01 — IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

06.01 — DIVIDENDS/INTEREST ON STOCKHOLDERS’ EQUITY

25	Dividend	BDM	10/14/2005	12/31/2005	5,094,475	0.5800000000	Preferred	A	244,372	10/31/2005
26	Interest On Stockholders Equity	BDM	04/12/2006	12/31/2005	10,442,986	0.666133869	Common		490,144	04/28/2006
27	Interest On Stockholders Equity	BDM	04/12/2006	12/31/2005	10,442,986	0.666133869	Preferred	A	319,656	04/28/2006
28	Dividend	BDM	04/12/2006	12/31/2005	10,442,986	0.479159025	Common		352,567	04/28/2006
29	Dividend	BDM	04/12/2006	12/31/2005	10,442,986	0.479159025	Preferred	A	229,933	04/28/2006

Page: 29

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários — CVM)
ANNUAL INFORMATION — IAN
YEAR ENDED 12/31/2005
01.01 — IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

06.03 — BYLAW DISTRIBUTION OF THE STOCK CAPITAL

													14-
	2 - SHARE	3 –	4 - STOCK		6-	7-	8-TAG	9 - PREVISION		11 - FIXED	12- MINIMUM		CUMULATIV		16 -
	SPECIFICATI	SHARE	CAPITAL	5-	CONVERTIBLE	VOTING	ALONG	FOR CAPITAL	10 –	DIVIDEND	DIVIDEND	13-	E DIVIDEND	15-	VALUATION
1 - ITEM	ON	CLASS	%	CONVERTIBLE	IN	RIGHTS	%	REFUND	PREMIUM	TYPE %	TYPE %	R$/SHARE	TYPE %	PRIORITY	BASIS	17-Observation
01	Common		60.98	No		Yes		No	No	MINIMUM	00.00		No	No	Adjusted Net Income	Tag Along as
																discloused in art.
																254-A, law 6,404/76.
02	Preferred	A	39.02	No		Yes		No	No	MINIMUM	6,00		No	Yes	Stock Capital	As discloused
																in art. 5º
																paragraph 5º letter
																a), to a minimum 3%
																of the stockholders
																equity or 6% over
																interest of this
																class of share
06.04 — BYLAW ALTERATION

1 -	DATE OF THE LAST CHANGE	2 -	COMPULSORY DIVIDEND (% PROFIT)
	04/27/2006		0,00

Page: 30

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários — CVM)
ANNUAL INFORMATION — IAN
YEAR ENDED 12/31/2005
01.01 — IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

07.01 — TOTAL REMUNERATION OF THE ADMINISTRATORS

1 -	PROFIT SHARING	2 -	OVERALL ADMINSTRATOR REMUNERATION	3 -	FREQUENCY
	NO		R$ 57,000 thousand		Annual

07.02- PARTICIPATIONS AND CONTRIBUTIONS IN THE LAST THREE YEARS

1-	DATA FINAL DO ÚLTIMO EXERCÍCIO SOCIAL: 12/31/2005

2-	DATA FINAL DO PENÚLTIMO EXERCÍCIO SOCIAL: 12/31/2004

3-	DATA FINAL DO ANTEPENÚLTIMO EXERCÍCIO SOCIAL: 12/31/2003

4 - ITEM	5 - PARTICIPATIONS AND CONTRIBUTIONS	6 - AMOUNT PAID ON 12/31/2003	7 - AMOUNT PAID ON 12/31/2001	8 - AMOUNT PAID ON 12/31/2000
01	Profit Sharing
02	* Debenture Holders
03	* Employees
04	* Administrators
05	* Founders' Shares
06	Contributions
07	* Assistance Fund
08	* Pension Fund	191,000	138,000	178,000
09	* Others
10	Net Profit in The Fiscal Year	10,442,986	6,459519	4,508,850
11	Net Loss in The Fiscal Year

*	OSM: Ordinary Shareholders Meeting

BDM: Board of Directors Meeting

Page: 31

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários — CVM)
ANNUAL INFORMATION — IAN
YEAR ENDED 12/31/2005
01.01 — IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

07.03 — INVESTIMENTS IN AFFILIATED COMPANIES

		3 - CNPJ (CORPORATE
1 – ITEM	2 - NAME OF THE AFFILIATED	TAXPAYER NUMBER)	4 – TYPE	5 - PARTICIPATION %	6 - STOCKHOLDERS EQUITY	7 - COMPANY RATING
01	Itabira Rio Doce Company LTDA.	—	Subsidiary Closed Capital	100.00	37.91	Trade, Industry and Others
02	Rio Doce Europa S. A. R. L.	—	Subsidiary Closed Capital	99.80	16.47	Trade, Industry and Others

Page: 32

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários — CVM)
ANNUAL INFORMATION — IAN
YEAR ENDED 12/31/2005
01.01 — IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

08.01 — CHARACTERISTICS OF PUBLIC OU PRIVATE DEBENTURE ISSUANCE

1 - CHARACTERISTIC OF THE ISSUANCE	2 - ISSUANCE
01 - ITEM	01
02 - ISSUE SERIAL NUMBER	05
03 - CVM REGISTRATION NUMBER	SEP/GER/DEB-91/022
04 - CVM REGISTRATION DATE	07/26/1991
05 - ISSUED SERIES	1A
06 - TYPE	SIMPLE
07 - NATURE	PUBLIC
08 - ISSUANCE DATE/ 09 - MATURITY DATE	07/01/1991 - 07/01/2006
10 - TYPE OF DEBENTURE	SUBORDINATE
11 - REMUNERATION CONDITION	Usd+3%
12 - PREMIUM/DISCOUNT	0
13 - FACE VALUE (Reais)	79.98
14 - AMOUNT ISSUED (Thousand Reais)	79,980
15 - NUMBER OF SECURITIES ISSUED	1,000
16 - OUTSTANDING (UNIT)	3
17 - IN TREASURY (UNIT)	997
18 - REDEEMED (UNIT)	0
19 - CONVERTED (UNIT)	0
20 - TO BE PLACED (UNIT)	0
21 - DATE OF THE LAST REPRICING	07/01/2003
22 - DATE OF THE NEXT EVENT	07/01/2006

Page: 33

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários — CVM)
ANNUAL INFORMATION — IAN
YEAR ENDED 12/31/2005
01.01 — IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

08.01 — CHARACTERISTICS OF PUBLIC OU PRIVATE DEBENTURE ISSUANCE

1 - CHARACTERISTIC OF THE ISSUANCE	2 – ISSUANCE
01 - ITEM	02
02 - ISSUE SERIAL NUMBER	06
03 - CVM REGISTRATION NUMBER	CVM/SRE/SEC/2002/04
04 - CVM REGISTRATION DATE	10/04/2002
05 - ISSUED SERIES	UN
06 - TYPE	SIMPLE
07 - NATURE	PUBLIC
08 - ISSUANCE DATE/ 09 - MATURITY DATE	07/08/1997
10 - TYPE OF DEBENTURE	SUBORDINATE
11 - REMUNERATION CONDITION	—
12 - PREMIUM/DISCOUNT	—
13 - FACE VALUE (Reais)	0.02
14 - AMOUNT ISSUED (Thousand Reais)	3,885,590
15 - NUMBER OF SECURITIES ISSUED	388,559,056
16 - OUTSTANDING (UNIT)	388,559,056
17 - IN TREASURY (UNIT)	—
18 - REDEEMED (UNIT)	—
19 - CONVERTED (UNIT)	—
20 - TO BE PLACED (UNIT)	—
21 - DATE OF THE LAST REPRICING	—
22 - DATE OF THE NEXT EVENT	—

Page: 34

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários — CVM)
ANNUAL INFORMATION — IAN
YEAR ENDED 12/31/2005
01.01 — IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

09.01 — A BRIEF HISTORY OF THE COMPANY
The Company was founded by the Brazilian Government in June 1942 to own and operate iron ore mines located at Itabira in the State of Minas Gerais and the Vitória-Minas Railroad, which had operated to carry iron ore and farm produce through the Rio Doce valley in southern Brazil to the Port of Vitória, located in state of Espírito Santo.
The Company was established pursuant to commitments from the United Kingdom to contribute the Itabira iron ore mines and from the United States to provide financing for the acquisition of railroad and mining equipment.
The initial purpose of the Company was to organize the production and export of iron ore through the Company’s Southern System to help meet strategic raw material needs during World War II.
In 1970, the Company and United States Steel Corporation commenced a joint venture to develop high quality iron ore mineral deposits located at Carajás in the State of Pará in northern Brazil.
After acquiring U.S. Steel’s interests in 1977, the Company commenced construction of the Carajás mining complex and the related Carajás Railroad with financing from various multilateral and commercial financial institutions, including the World Bank and the European Coal and Steel Community.
The Carajás mining complex and related transportation facilities initiated commercial scale operations in 1987.
On May 6, 1997 through an auction at the Rio de Janeiro Stock Exchange, the Brazilian Government privatized Companhia Vale do Rio Doce. The “Consórcio Brasil (VALEPAR)” bought 104,318,070 common shares of CVRD, equal to 41.73% of the voting capital, for R$ 3,338,178,240.00.
Starting from two mine-railway-port systems in separate regions of the country, CVRD today is a conglomerate involved in extracting and processing natural resources and in transportation, including the operation of railroads and ports along with coastal and trans-oceanic shipping. It participates in a group of companies in the steelmaking and ferroalloy sectors and also is present in other important areas of the Brazilian economy, such as aluminum, copper. Spread over ten Brazilian states, in 1997 it constituted a new company in the energy segment. CVRD decided to operate in the general cargo market with the same efficiency it does in handling the iron ore it exports. In 1999 it was set up a specific department for logistics to administer its maritime terminals together with the railroads it owns outright and in partnerships, thus boosting the reliability and efficiency of transporting various cargoes: containers, solid and liquid bulk products, and general cargo. The goal is to expand CVRD’s presence in the sector by offering fully integrated logistics services.
The broad scope of CVRD’s activities plays a hugely important role in Brazil’s progress. For this reason, the Company’s growth and development, besides justifying the pride of its employees, partners and shareholders, reflects the ability of Brazilians to manage a business that today is a synonym for efficiency and competitiveness the world over.
In touch with its times and aware of its responsibilities, CVRD published its first Social Report along with its 1999 Financial Statements. Through the Fundação Vale do Rio Doce (FVRD), the Company directs its efforts in education and in the areas of environmental preservation, health, infrastructure and economic development, working to improve the lives of all those living in the regions under its influence.
The year 2000 represented a milestone in the life of Companhia Vale do Rio Doce, with the launch of ADRs on the New York Stock Exchange. Such a complex range of businesses – from mining ore to trading Company shares on skittish capital markets – is only feasible with modern and innovative management. Backed up by dedicated, highly motivated employees, Company management has been more transparent, dynamic and, most importantly, more focused and efficient.

Page: 35

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários — CVM)
ANNUAL INFORMATION — IAN
YEAR ENDED 12/31/2005
01.01 — IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

09.01 — A BRIEF HISTORY OF THE COMPANY
The third and final stage of the Company’s privatization was successfully completed with the global offering of 78,787,838 common shares held by the National Treasury and the National Economic Development Bank — BNDES. The offer was oversubscribed more than three times, the shares being placed with institutional investors in 17 countries — Brazil, U.S., Canada, U.K., Ireland, Germany, Denmark, Spain, France, Holland, Italy, Kuwait, Luxembourg, Sweden, Switzerland, Australia and China (Hong Kong) — and 792,443 individual shareholders in Brazil. CVRD’s common shares began trading on the NYSE on March 21, 2002 as American Depositary Receipts (ADRs), identified by ticker symbol RIO.
The success of these transactions demonstrates the strong confidence that Brazilian and foreign investors have in CVRD’s future. The soundness of the Company’s balance sheet and strong cash generation ensures credibility in the international debt market. A well defined long-term strategy, good corporate governance, operational excellence, unquestioned leadership in the global iron ore market, and significant growth opportunities in ferrous minerals, copper, bauxite, alumina and logistics services, were all important factors in attracting the large and diverse contingent of new shareholders.
In the course of its history, CVRD has expanded activities first started in the Southeast of Brazil to all of the country’s regions. The company has a broad portfolio of mineral products and has consolidated itself as one of the most important players in the logistics sector. It runs an extensive network of railroads, ports and terminals. It also operates coastal shipping routes and offers the most complete intermodal service to be found on the Brazilian market. CVRD maintains operations in 13 Brazilian states: Minas Gerais, Espírito Santo, Pará, Maranhão, Tocantins, Sergipe, Bahia, Rio de Janeiro, São Paulo, Goiás, Mato Grosso do Sul, Rio Grande do Sul and Santa Catarina.
Companhia Vale do Rio Doce ranks as the world leader of the iron ore and pellets market. It is already the second largest global producer of manganese and ferroalloys in addition to producing bauxite, potash, kaolin, aluminum and alumina. It is a shareholder in 3 hydroelectric plants already in operation, and in 6 other plants under construction. CVRD also holds shares in 4 steel production companies.In business venture, CVRD always focuses on acting in a socially responsible manner which is why all high-technology projects being developed are outstanding examples of total concern for ecosystems and are noted for being in harmony with the environment.
Companhia Vale do Rio Doce performs on a global scale with activities on 4 continents (the Americas, Europe, Africa and Asia). The company does business in the following countries: United States, Peru, Chile, Argentina, Belgium, France, Norway, China, Japan, Bahrain, Gabon and Mongolia. Its mineral products are transformed into diverse products that are part of the daily lives of millions of people around the world.
CVRD has an efficient system of Corporate Governance, which allows the company to focus its business activities and implement its innovative strategic planning. The objective behind this is to move into the select group of the world’s top 3 diversified mining companies by the end of this decade. CVRD is also working hard to become the leader in the logistics sector in Latin America.
Awards and prizes won by CVRD in 2005 reflect and recognize the Company’s attitude of responsible relationship with its various publics and society as a whole.
Best Metals & Mining Company of Latin America 2005
Categories Investor Relations, Corporate Governance and CEO. Conferred by Reuters Institutional Investor Survey.

Page: 36

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários — CVM)
ANNUAL INFORMATION — IAN
YEAR ENDED 12/31/2005
01.01 — IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

09.01 — A BRIEF HISTORY OF THE COMPANY
IR Magazine Brazil Awards 2005
Best Investor Relations Program — Grand Prix. Best Performance in Investor Relations by a CEO or CFO – awarded jointly to CVRD’s CEO, Roger Agnelli, and CFO, Fábio Barbosa.
Transparency Trophy
Awarded by Anefac (the Brazilian Association of Finance, Administration and Accounting Executives), Fipecafi (São Paulo University Accounting Actuarial and Financial Research Institute), and the banking information organization Serasa.
Brazilian Mining Sector Company of the Year
Award by Brasil Mineral Magazine.
Best Intermodal Logistics Operator
Award by the Railroad Magazine.
ICSS Business Leadership Award
Given by the Social Security Cultural Institute (ICSS), with the support of the Brazilian Private Pension Funds Association (Abrapp) and the National Association of Private Pension Funds – to CVRD’s CEO, Roger Agnelli.
Top of Marketing Business Personality Award, 2005
Awarded to CVRD’s CEO, Roger Agnelli, by the Brazilian Sales and Marketing Managers’ Association (ADVB).
Honorary Citizen of Rio de Janeiro
Awarded to CVRD’s CEO, Roger Agnelli, by the Rio de Janeiro Municipal Legislative Assembly.
Anefac Professional of the Year Award, 2005
Award to CVRD’s Controller, Marcus Vinícius Dias Severini, in the Accounting Professionals category, by Anefac (Brazilian Association of Finance, Administration and Accounting Executives).
Aberje 2005 Award
Corporate Communications Company of the Year. National awards by the Brazilian Corporate Communication Association in the categories Special Events, External Communication Video, Internal e-news, and Community and Internet Relationship; and 19 regional awards in various categories.
Findes/Consuma Award
Awarded to the CVRD Botanical Park by the Espírito Santo State Industries Federation (Findes) and its Environmental Council (Consuma).
VII Minas Gerais Corporate Performance award, 2005
Award by Mercado Comum magazine, in the Large Exporters sub-category of Largest Companies of Minas Gerais.
National Industry Federation (CNI) Prize, for Pará State
Awards for Quality and Productivity in the Production Process Improvement and Cleaner Production categories.

Page: 37

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários — CVM)
ANNUAL INFORMATION — IAN
YEAR ENDED 12/31/2005
01.01 — IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

09.02 — CHARACTERISTICS OF THE BRANCH OF ACTIVITY
09.02 — CHARACTERISTICS OF THE BRANCH OF ACTIVITY
Ferrous Minerals
In 2005, CVRD’s production of iron ore was again an all-time record: 240.413 million tons. This was 10.3% more than the 218.010 million tons produced in 2004. The average annual growth in output of iron ore in the period 2001–2005 has been 15%, with an increase of 100 million tons within four years – consolidating CVRD’s leadership position in the global seaborne market.
All CVRD’s mining complexes returned production records in 2005. This reflected the start-up of operations at the Fábrica Nova mine in the Southern System, the ramp-up at Capão Xavier, expansion of capacity at Carajás and increases in productivity at almost all the other mines.
To sustain these levels of improved efficiency, we now have two internal programs disseminating the methodology of continuous improvement in operational performance, especially in ferrous minerals and logistics: the TEOR (Transforming Excellence in Operations into Results) program, and the PRO-ATIVO (Maintenance Excellence) program. As from 2006 the dissemination of best practices will be structurally incorporated into the Company’s routine operations.
In 2005 CVRD produced 36.376 million tons of pellets, 2.2% more than in 2004. The output of blast furnace pellets was 22.8 million tons, and the output of direct reduction pellets, 13.6 million tons. The volume attributable to CVRD from the production of the joint venture plants located in Tubarão (Nibrasco, Kobrasco, Itabrasco and Hispanobrás) was 11.156 million tons; from Samarco was 6.852 million tons, and from GIIC, 2 million tons.
For the fifth consecutive year, CVRD led the price negotiations for the seaborne iron ore market. In 2005 it agreed the benchmark price with Nippon Steel, one of the largest steelmakers in Asia, with an increment of 71.5%, from the 2004 price, for Carajás sinter feed – the largest price increase in this market’s history. The price increase for pellets, FOB Tubarão, was 86.67%, and for lumps, 79%.
Our sales of iron ore and pellets broke another record in 2005, with 252.189 million tons, providing gross revenue of R$ 23.4 billion, 66.1% of the Company’s total revenue, and 50.3% more than in 2004.
China, the world’s largest importer of iron ore, bought 56.530 million tons from CVRD, 22.4% of the Company’s total sales. Japan bought 25.250 million tons, or 10.0% of CVRD’s total shipments, and Germany 24.555 million tons, 9.7%. These were followed in order of magnitude by France, with 4.7%, South Korea with 4.2%, and Italy with 3.9%. Sales to steel industry and pig iron producers in Brazil totaled 45.644 million tons, 18.1% of the Company’s total sales.
CVRD celebrated the fiftieth anniversary of its first shipment of Brazilian iron ore to Japan. This completed half a century of mutual respect, confidence and achievements in this trading partnership with the Japanese steelmakers – for CVRD a period of growth while taking part in the economic development of Asia.
In 2005 CVRD signed important new contracts for sale of iron ore and pellets, for a volume of 235 million tons, with average maturity of seven years.

Page: 38

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários — CVM)
ANNUAL INFORMATION — IAN
YEAR ENDED 12/31/2005
01.01 — IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

09.02 — CHARACTERISTICS OF THE BRANCH OF ACTIVITY
In contrast to the behavior of other minerals and metals, there was oversupply in the market for manganese ferroalloys, caused by an excessive response by producers to stimuli caused by price rises, which increased world production by 18.6% in 2004. As a result, prices of alloys began to fall in the fourth quarter of 2004 and continued falling in 2005. Prices of manganese ore, primarily used in production of alloys, began to fall after a lag of about six months.
In 2005 CVRD produced 3.032 million tons of manganese ore, and 563,000 tons of alloys.
Since most of the output of manganese ore is used internally to produce alloys, sales of this ore to clients totaled 907,000 tons, while shipments of alloys totaled 547,000 tons. The total gross revenue from these sales was R$ 1.488 billion.
EBITDA from CVRD’s ferrous minerals business was R$ 13.582 billion, or 81.3% of the Company’s total cash generation.
The Aluminum Chain – Bauxite, Alumina, Primary Aluminum
CVRD’s output of products in the aluminum chain also broke records in 2005: 6.9 million tons of bauxite, 2.6 million tons of alumina, and 496,000 tons of primary aluminum. Currently all of CVRD’s production of bauxite corresponds to its 40% take – proportional to its stake – in the output of Mineração Rio do Norte, which totaled 17.2 million tons in 2005.
In line with our strategic focus, we are developing the Paragominas bauxite mine in the state of Pará, Brazil, scheduled to start production in the first quarter of 2007. Phases I and II (to be concluded in 2008) will supply the expansion of output of alumina that will result from the construction of stages 4, 5, 6 and 7. In 2008 Paragominas will have capacity to produce 9.9 million tons per year of bauxite, while the alumina refinery will have nominal capacity of 6.4 million tons per year. With stages 4 and 5, inaugurated in the first quarter of 2006, Alunorte has already become the world’s largest alumina refinery.
Gross revenues from sales of these products to clients in 2005 totaled R$ 3.857 billion, with EBITDA of R$ 1.446 billion, 8.7% of CVRD’s total cash generation in the year.
Non- Ferrous Minerals
2005 was the year in which CVRD consolidated its entry into the copper market – it was the first full year of operation of the Sossego mine, and sales were made to 13 clients in 11 countries.
Sossego’s production has already grown to more than 100,000 tons of copper concentrate, totaling 107,000 tons in 2005. Copper concentrate shipments generated gross revenues of R$ 937 million.
Work was begun on the hydrometallurgical plant in Carajás, located close to the Sossego mine, with capacity to produce 10,000 tons per year of copper cathode. The aim of this plant is to test the hydrometallurgical route technology for processing copper ore. If its efficiency is proven, not only will it be able to process the ore to be produced in the future by the Salobo and Alemão deposits, but the process will also become a major technological step forward for the copper industry.

Page: 39

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários — CVM)
ANNUAL INFORMATION — IAN
YEAR ENDED 12/31/2005
01.01 — IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

09.02 — CHARACTERISTICS OF THE BRANCH OF ACTIVITY
Production of potash, an important raw material in the fertilizers industry, was 641,000 tons, another record, and sales were 640,000 tons. The corresponding gross revenues were R$ 359 million. The conclusion of the expansion capacity at the Taquari-Vassouras mine to 850,000 tons will give rise to further sales growth in 2006.
The combination of the kaolin assets, PPSA and Cadam, boosted sales of this product. They have a major competitive differential in the diversity of products that can be produced, resulting from the flexibility provided by world-class deposits. This has increased the potential for development of different products, putting us in a position of being able, in the future, to supply the various segments of the paper industry.
Our kaolin output in 2005 totaled 1.218 million tons. PPSA produced 517,000 tons and Cadam 701,000 tons.Sales also totaled 1.218 million tons, and produced gross revenues of R$ 428 million.
EBITDA from non-ferrous minerals was R$ 427 million, 2.6% of CVRD’s total 2005 cash generation. With the addition of the nickel and copper projects, the non-ferrous minerals division of our business is likely to make a larger contribution to CVRD’s EBITDA in the future.
Coal
Our entry into the nickel and coal business will complement the portfolio of products we currently supply to our clients in the steel industry – various types of iron ore, pellets and ferro-manganese alloys.
The first shipment of anthracite coal – 40,000 tons – produced by Henan Longyu Energy Resources Ltd (Longyu) in China, in which CVRD has a 25% stake in association with Chinese companies, arrived at Praia Mole terminal in Vitória, in the state of Espírito Santo, Brazil, in January 2006. Longyu produced 2.68 million tons of coal products in 2005 and plans to produce 4.5 million in 2006. CVRD received equity income from this joint venture in the amount of R$ 23 million in 2005.
CVRD adquired a 25% stake in the Shandong Yankuang International Coking Co., in association with Yakuang Group Co. and Itochu Corporation, to produce metallurgical coke. CVRD will invest approximately US$ 27 million in this joint venture.
The industrial plant – which will have annual capacity for two million tons of coke, and 200,000 tons of methanol as byproduct – is under construction in the province of Shandong, China, and the start-up is estimated for the first half of 2006.
Meanwhile, CVRD is making studies for developments of two other coal deposits: (i) an economic feasibility study of the Moatize deposit in Mozambique, where it is estimated to be possible to produce 14 million tons of metallurgical and energy-producing coal for 70 years; and (ii) an exploratory study of the Belvedere underground coal deposit, in Queensland, Australia, estimated at 2.7 billion tons.
Logistics Services
As a consequence of a considerable volume of investment, CVRD is now the largest supplier of logistics services in Brazil, being responsible for 68% of the cargo hauled on railroads and 27% of the volume handled in ports.

Page: 40

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários — CVM)
ANNUAL INFORMATION — IAN
YEAR ENDED 12/31/2005
01.01 — IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

09.02 — CHARACTERISTICS OF THE BRANCH OF ACTIVITY
CVRD’s role in transporting Brazilian agricultural output has been growing in importance: in 2005 we carried 10.7 million tons of soybeans, soy meal, sugar, fertilizers and other products, helping expand Brazil’s farming frontiers, in the North and Center-West. CVRD was responsible for the handling – including railroad transportation and port services – of 18% of Brazilian soybeans exports and 9% of the volume of fertilizer imports in 2005.
CVRD has also taken a leading position in coastal shipping for industrial products and consumer goods, and was also the leading company in maritime freight between Brazil and Argentina in 2005.
CVRD invested R$ 1.8 billion in 2005 in expansion and improvement of its logistics infrastructure, and in the acquisition of 5,414 wagons and 125 locomotives for the haulage of its own products and of general cargo on the Carajás (EFC), Vitória a Minas (EFVM) and Ferrovia Centro-Atlântica (FCA) railroads.
CVRD’s railroads carried a total of 28.379 billion net ton-kilometers (ntk) in 2005 – another record – led by steel industry inputs and products, 44.2% of the total; agricultural products, 37.8%, and building material and forestry products, 8.0%.
EFVM carried 13.304 billion ntk, EFC 3.024 billion ntk, and FCA 10.329 billion ntk. The affiliated company MRS Logística carried 1.722 billion ntk in 2005.
Safety in operations is an important aspect of CVRD’s strategy, the aim being to minimize risks to life, loss of assets and loss of cash flow generation. The number of accidents on the three railroads controlled by CVRD – EFVM, EFC, FCA – has been continuously falling, as a result of the focus on safety.
Logistics services to clients provided gross revenues of R$ 3.291 billion, 9.3% of CVRD’s total revenues. Of this amount, rail haulage of general cargo provided R$ 2.405 billion, 73%, port services R$ 490 million, 15%, and coastal shipping and port support services R$ 396 million, or 12%.
The logistics services generated EBITDA of R$ 1.217 billion, 7.3% of CVRD’s total EBITDA in 2005.
Eletricity Generation
In 2005 CVRD consumed 16.9 TWh of electricity, or 4.4% of Brazil’s total nationwide consumption. The cost of this electricity consumption was R$ 1.4 billion, 8.7% of CVRD’s costs of goods sold. Reflecting the energy-intensive nature of primary aluminum production, operations with aluminum products accounted for 53% of CVRD’s total electricity consumption, ferrous minerals 43%, non-ferrous minerals 3%, and logistics, which uses mainly diesel fuel, 1%.
CVRD’s eletricity generation take from hydroelectric power plants in which it is a shareholder – Igarapava, Porto Estrela, Funil, Candonga, Aimorés – met 9% of its total consumption needs. We estimate the saving in costs provided by the investments in self-generation of electricity in 2005 at R$ 110 million. This contribution will increase in 2006 with the generation of electricity by Aimorés for the whole twelve months of the year, and the startup of Capim Branco I in February.

Page: 41

FEDERAL PUBLIC SERVICE
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ANNUAL INFORMATION — IAN
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01.01 — IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

09.02 — CHARACTERISTICS OF THE BRANCH OF ACTIVITY
The Capim Branco II hydroelectric power plant, in the state of Minas Gerais, is in construction phase, with generation scheduled to start in 2007. Works on the Estreito hydroelectric power plant have not yet begun.
Another important movement to reduce the cost of electricity has been the migration of retail electricity supply contracts from the so-called captive market, in which the consumer does not have the right to choose the supplier nor negotiate prices, to the free market, where there is more flexibility to negotiate better cost conditions. Transactions in the captive market as a percentage of the total of electricity received by CVRD have been reduced from 75.6% in 2003 to 18.1% in 2005.
CVRD’s strategy is to centralize management of all energy inputs essential to its production, seeking the best sources of energy generation at the lowest possible cost.
Research and Development
Our research and development (R&D) program is an integral part of our growth strategy, and focuses on finding new world-class products and making them technologically feasible for future development, continuing the process of creation of value over the long term.
Since 2003 CVRD has significantly increased its spending on R&D, reflecting the strategic directive that chose organic growth as the main driver of shareholder value creation.
We have simultaneously expanded the scope of exploration, which was previously concentrated on the discovery of copper, gold and manganese in the Carajás region. Our mineral exploration program in recent years extends to other products such as coal, nickel, bauxite, potash and phosphate – not only in several other states of Brazil, but also in 15 countries in five continents.
As a result of this strategic change, CVRD now has a global portfolio of projects, with studies at different stages of progress, for the development of deposits of potash, phosphate, nickel, manganese and coal.
Projects currently under study include development of the coal fields at Moatize, in Mozambique, now at an advanced stage – we expect the feasibility study to be completed in 2006.
CVRD spent a total of R$ 672 million on R&D in 2005. This involved expenditure associated with the development of mineral deposits already identified, application of technological innovations, and the discovery of new mineral deposits. An example of the Company’s efforts in planting seeds for long-term growth is that it made 275,000 exploratory drill holes in 2005.
Of the total invested, 61% was spent in Brazil – of this, 80% in the state of Pará, 11% in the state of Minas Gerais and 9% in other regions. The remaining 39% was spent in a wide range of countries in South America, Africa, Asia and Australia.

Page: 42

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1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

09.02 — CHARACTERISTICS OF THE BRANCH OF ACTIVITY
Financing growth while preserving financial strength – The achievement of investment grade
CVRD’s strong cash flow generation has enabled it to finance its growth initiatives, allowing projects to be assessed and approved in accordance with their merit. At the same time, it has been possible to make a good distribution of dividends to CVRD shareholders. In the last five years the total value of investments and dividend payments have totaled approximately R$ 40 billion, and this has been achieved simultaneously with strengthening of the Company’s balance sheet.
In 2005 CVRD achieved one of its most important goals: investment grade rating. This overturned a paradigm – the previous belief that a company’s risk classification was limited to the sovereign risk of its host country. CVRD became the first company controlled by Brazilian shareholders to obtain investment grade rating, and the only company in Brazil to be rated investment grade by three of the world’s most important rating agencies: Standard & Poor’s (BBB), Moody’s (Baa3) and Dominion Bond Rating Services (BBBlow).
The importance of this achievement derives from its implications for the reduction of CVRD’s cost of capital – a critical factor in the mining industry, which is capital-intensive – improving the conditions for financing of expansion of CVRD’s activities, and consequently the process of value creation for its shareholders.
CVRD’s total debt by the US GAAP consolidation concept on December 31, 2005, was US$ 5.010 billion, an increase of US$ 922 million from its debt of US$ 4.088 billion on December 31, 2004.
Gross debt/EBITDA, however, was reduced from 1.10x on December 31, 2004 to 0.77x on December 31, 2005. Total debt/enterprise value was reduced from 11.8% to 10.1%; and interest coverage, measured as EBITDA/interest paid increased from 12.41x at the end of 2004 to 25.95x at the end of 2005.
Net debt at the end of 2005 was US$ 3.969 billion, with a cash position of US$ 1.041 billion. As well as cash and cash equivalents, CVRD has the potential for additional liquidity provided by committed bank credit lines totaling US$ 750 million.
The average tenor of debt on December 31, 2005 was 7.89 years, which compares with 6.83 years at end of 2004. Of the total debt, 60% was at floating interest rates and 40% at fixed rates. The positive correlation between prices of aluminum and copper and Libor constitutes a natural hedge against variation in floating interest rates.
CVRD’s debt management policy aims to reduce its refinancing costs and risks. In this context, the development of liquid markets for the Company’s bonds and maintenance of a dynamic stance in relation to management of liabilities are very important.
In October 2005, the Company issued another tranche of CVRD 2034, 8.25% annual coupon, totaling US$ 300 million. This increased the CVRD 2034 maturity to US$ 800 million, giving investors better liquidity, thus contributing to the bond’s attractiveness.
In January 2006 CVRD issued a total of US$ 1 billion in CVRD 2016, a bond with 10-year tenor, and 6.250% annual coupon, and yield to investor of 6.254% per year. The cost of this issue reflected the improvement of risk perception expressed by the investment grade rating.
Over the period from fourth quarter 2004 to early 2006 CVRD repurchased US$ 600 million of its debt carrying higher interest rates and of lower duration. In the last of these repurchases, simultaneously with the issue of CVRD 2016, the Company acquired US$ 176 million of its CVRD 2013 bond, which was issued with coupon of 9.000% per year.

Page: 43

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1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

09.02 — CHARACTERISTICS OF THE BRANCH OF ACTIVITY
Confidence in the future of the markets
2005 was a very good year for the mining and metals industry, reflecting the long cycle derived from the economic development process in China, and growth of more than 4% in the global economy. With the exception of manganese alloys, in which oversupply reduced prices, all of CVRD’s products – iron ore, pellets, bauxite, alumina, aluminum, copper concentrate, potash and kaolin – benefited from price increases, which in turn reflected the strong expansion of world consumption.
With a solid outlook, the world economy is now expanding faster than 4% per year, with the developed countries – the US, the Europe 15, and Japan – growing at 3% and the emerging economies of Asia, Latin America and Eastern Europe at 6%.
In Brazil, the obtaining of successive primary fiscal surpluses and the austerity in monetary policy contributed to creation of an environment of greater stability, favorable to growth in the economy. Expansion of exports and the firm liquidity of international financial markets were also factors in the significant improvement in Brazil’s balance of payments, reducing the country’s vulnerability. Based on these factors, we expect to see a better performance in the economy in 2006.
Industrial production indicators worldwide point to solid and more balanced expansion in the coming quarters. The global scenario provides a basis for expectation of continuing strong demand for minerals and metals.
Considerable imbalances continue to exist between global demand and supply for iron ore and alumina, and in spite of the additional capacity starting up in the coming months and other projects in progress, we believe these imbalances will not be eliminated in the short term.
Our systematic operation at full capacity increases the probability of production downtime, and with the restriction on supply of replacement parts and inventories at a historically low level, the impact of production problems on prices tends to be magnified. This has been important, for example, in the copper market, imposing an upward bias on prices.
Particularly for metals, the growing flow of financial resources into funds investing in commodities, resulting from the allocation of pension funds to this class of assets, has now begun to constitute a new source of demand, pressuring prices.
09.02 — CHARACTERISTICS OF THE BRANCH OF ACTIVITY
The Brazilian agricultural crop is forecast to be 9.3% larger this year than last year, when it was harmed by drought in the country’s southern region. This reversal will have a positive impact on the performance of CVRD’s sales of potash and logistics services.
Summing up, we continue to be confident that the strong demand for minerals and metals, coming, principally, from China, will continue. We are working hard to increase the supply of iron ore, pellets, alumina, coal, copper and nickel in the coming years.
Promoting growth: The private company that invests most in Brazil

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1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
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The world class quality of CVRD’s assets, characterized by the long life of its reserves and relatively low exploration costs, synergies with efficient logistics infrastructure, and continuation of growth in global demand for minerals and metals, leads to higher than expected returns on its capital, providing reasons and encouragement for expanding our volume of new investment.
CVRD’s capital expenditure in the five years 2001–2005 has totaled R$ 28.4 billion – establishing it as the private-sector company that most invests in Brazil.
Numerous projects have been completed. Highlights are: the new iron ore mines, Fábrica Nova and Capão Xavier; the Sossego copper mine; the pelletization plant at São Luís; expansions of production capacity in iron ore at the Carajás mines, in potash at the Taquari-Vassouras mine, in bauxite at the Trombetas mine and at the Alunorte alumina refinery; the conversion of the Mo I Rana alloys plant in Norway; construction of four hydroelectric power plants – Funil, Porto Estrela, Candonga and Aimorés; and Pier III of the Ponta da Madeira maritime terminal.
Investments in logistics have increased the haulage capacity of our railroads – the EFC, EFVM and FCA – and the handling capacity of our port terminals. In the last three years CVRD has bought 11,565 wagons and 262 locomotives.
CVRD’s capital expenditure in 2005 was R$ 10.1 billion, an all-time record. R$ 6.5 billion was spent on organic growth – R$ 5.8 billion in projects and R$ 700 million in research and development – while R$ 1.8 billion was spent on sustaining existing operations (“stay-in-business capex”), and R$ 1.8 billion on acquisitions.
The Company acquired the total capital of Canico Resources Corp., a Canadian mining company owning the Onça Puma laterite nickel project in the state of Pará, Brazil. CVRD intends to start developing this project in 2006. It has several areas of synergy with the Vermelho project, the Company’s first nickel project, located in Carajás, Brazil.
The Company’s planned capital expenditure in 2006 is R$ 11.8 billion. Of this total, R$ 7.8 billion is planned to be spent on new mines and plants, and expansion of capacity of existing assets; R$ 1.3 billion on research and development; and R$ 2.7 billion on maintanance of the existing asset base.
CVRD will be investing US$ 211.1 million in research and development in several countries – in South America, Africa, Asia and Australia – seeking new mining deposits and making feasibility studies for the development of minerals reserves already identified.
09.02 — CHARACTERISTICS OF THE BRANCH OF ACTIVITY
Among projects in the capital expenditure budget are: six expansions of iron ore production capacity – in Carajás, in the state of Pará, and in the Southern System — Brucutu, Fábrica, Fazendão and Itabira, in the state of Minas Gerais; the construction of two new pelletization plants, Itabiritos and Tubarão VIII in Minas Gerais and Espírito Santo respectively; the 118 copper mine; the Vermelho and Onça Puma nickel mines, the Paragominas bauxite mine, and stages 6 and 7 of the Alunorte alumina refinery – all in the state of Pará; and construction of two hydroelectric power plants, Capim Branco I and Capim Branco II, both in the state of Minas Gerais.
Planned capital expenditure on logistics services is budgeted at R$ 1.2 billion, mainly including the purchase of a further 1,426 wagons and 22 locomotives. R$ 51 million will be allocated for the engineering project of the 165 – km Litorânea Sul extension of the FCA, linking Flexal to Cachoeiro do Itapemirim in the state of Espírito Santo, Brazil, in a partnership between CVRD and that state’s government. Construction of this line will begin after the project obtains environmental licenses and approval from the Brazilian Regulatory Agency for the Transportation Sector (ANTT).

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We also have projects in progress to expand the capacity of our principal iron ore port terminals – Ponta da Madeira, in the state of Maranhão; Tubarão, in Espírito Santo; and Guaíba Island and Sepetiba in the state of Rio de Janeiro.
As well as investing directly, CVRD has sought to attract investment to the Brazilian steel industry, to foster domestic consumption of iron ore, and to boost the sector’s development. Brazil is highly competitive in steel production and there is still scope for new projects. These also represent opportunities for increasing Brazil’s market share of the world steel market.
Two projects to produce steel slabs, with estimated total investment of US$ 2.8 billion, are in progress with timetables over the next three years. They will have important economic and social effects on the regions where they will be located – the states of Ceará, in Brazil’s Northeast (Ceará Steel), and Rio de Janeiro (Companhia Siderúrgica do Atlântico).
With significant investment, CVRD will continue to pursue the path of value creation for its shareholders, a process that can simultaneously produce considerable social benefits, by generating thousands of jobs, opportunities for social and economic mobility, and expansion of Brazil’s exports.

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1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
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10.01 — MAIN PRODUCTS AND/OR SERVICES

1 - ITEM	2 - MAIN PRODUCTS AND/OR SERVICES	3 - % OF NET PROCEEDS
01	Iron Ore	59.69
02	Pellets	23.83

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11.01 — PRODUCTION PROCESS
     Iron Ore
     Integrated Systems
     Our iron ore mining and related operations are concentrated in three systems in Brazil, the Southern System, the Northern System and the MBR System. The Southern System is located in the states of Minas Gerais, Espírito Santo and Rio de Janeiro, and the Northern System is located in the states of Pará and Maranhão. Each of our Northern and Southern Systems includes iron ore reserves and other mineral deposits, mines, ore processing facilities and integrated railroad and terminal transportation facilities. Our railroads connect the Northern System mines to the Ponta da Madeira Maritime Terminal Complex and the Southern System mines to the Tubarão Maritime Terminal Complex. A small part of the iron ore produced in our Southern System is transported via MRS Logística, a railway company in which we have, directly and indirectly, 37.2% of the voting capital and 40.5% of the total capital, to our wholly owned CPBS maritime terminal (Sepetiba terminal). The operation of these separate systems, each with its own transportation capability, enhances the reliability of service to our customers. We also operate the MBR System which similarly contracts freight services from MRS Logística to transport all of its products from its mines in the Iron Quadrangle region in the state of Minas Gerais, to the Guaiba Island maritime terminal in the state of Rio de Janeiro.
     Southern System
     The Southern System is an integrated system consisting of iron ore mines, the Vitória a Minas railroad, and the Tubarão Maritime Terminal (located in Vitória, in the state of Espírito Santo). The iron ore mines of the Southern System are divided into four mining areas (Itabira, Centrais Mines, Mariana and Oeste Mines) and located in a region called the Iron Quadrangle in the state of Minas Gerais, in the southeast of Brazil. The Southern System is accessible by road or by spur tracks of the Vitória a Minas railroad.
     Iron ore in the Southern System is mined by open pit methods. These ore reserves have high ratios of itabirite ore relative to hematite ore. Itabirite is a quartz-hematite rock with an average iron content ranging from 35% to 60% requiring concentration to achieve shipping grade, which is above a 64% average iron content. Hematite is a high-grade ore with an average iron content of approximately 66%. Mines in the Southern System generally process their run-of-mine by means of standard crushing, classification and concentration steps, producing sinter feed, lump ore and pellet feed in the beneficiation plants located at the mining sites.
     In 2005, we produced 53% of the electric energy consumed in the Southern System at our Igarapava, Porto Estrela, Funil, Candonga and Aimorés hydroelectric power plants
     Northern System
     The Northern System is an integrated system, including open pit mines and an ore processing complex in the Carajás region, in the state of Pará, the Carajás railroad and the Ponta da Madeira Maritime Terminal, in the state of Maranhão. The mines are located in the north of Brazil (in the Amazon river basin) on public lands for which we hold mining concessions. The Northern System’s reserves are among the largest iron ore deposits in the world. These reserves are divided into two main ranges (north and south), situated approximately 35 kilometers apart. Iron ore mining activities in the Northern System are currently being conducted in the northern range, which is divided into five main mining bodies (N4E, N4W, N5W, N5E and N5EN). Industrial scale mining operations began in 1985.

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1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
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11.01 — PRODUCTION PROCESS
     Because of the high iron content (66.8% on average) in the Northern System, we do not have to operate a concentration plant at Carajás. The beneficiation process consists simply of sizing operations, including screening, hydrocycloning, crushing and filtration. This allows us to produce marketable iron ore in the Northern System at a lower cost than in the Southern System. Output from the beneficiation process consists of sinter feed, pellet feed, special fines for direct reduction processes and lump ore. After the beneficiation process, our Carajás railroad transports Northern System iron ore to the Ponta da Madeira Maritime Terminal.
     Our complex in Carajás is accessible by road, air and rail. It obtains electrical power at market rates from regional utilities. To support our Carajás operations we have housing and other facilities in a nearby township
     Pellets
     In March 2006, we temporarily suspended operations of our São Luís pelletizing plant. Whereas we continue to see a persistent global excess demand for iron ore fines and lumps, with expansion in demand mainly driven by China, the seaborne demand for pellets, which is more concentrated in North America and Europe, has subsided. We expect to resume operations at our São Luis pelletizing plant as soon as the current level of excess inventories is eliminated.
     We sell pellet feed to our pelletizing joint ventures at market-based prices. Historically, we have supplied all of the iron ore requirements of our wholly owned pelletizing plants and our joint ventures, except for Samarco and GIIC, to which we supply a portion of their needs. Besides blast furnace pellets, some of the pellets we and our pelletizing joint ventures produce are direct reduction pellets, which are used in steel mills that use the direct reduction process rather than blast furnace technology.
     We are the operator of the pelletizing joint ventures located in the Tubarão Port area. In 2005, we received US$66 million in fees for operating these joint ventures.
     Potash
     We conduct our potash operations at the parent company level. We lease a potash mine (Taquari-Vassouras mine) in Rosario do Catete, in the state of Sergipe, Brazil, from Petrobras – Petróleo Brasileiro S.A. (Petrobras), a Brazilian state-owned oil company. The lease was signed in 1991 for a period of 25 years, and is renewable for another 25 years. The mine is the only potash mine in Brazil and has a current nominal capacity of 850,000 tons per year. Taquari – Vassouras is an underground mine with a depth that varies from 430 to 640 meters. In 2005, we produced 641 thousand tons of potash with total shipments of 640 thousand tons, and we had gross revenues of US$149 million. All sales from Taquari – Vassouras mine are destined for the Brazilian market.
     Copper
     Sossego is our first copper mine and began commercial production of copper concentrate in June 2004. The Sossego copper mine is located in Carajás, in the state of Pará. We conduct our Sossego operation at the parent company level. In 2005, we shipped 398 thousand tons of copper concentrate and we had gross revenues of US$391 million.

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11.01 — PRODUCTION PROCESS
     The Sossego copper mine has two main ore bodies, Sossego and Sequeirinho. The copper ore is mined by open pit method and the run-of-mine is processed by means of standard primary crushing and conveying, SAG milling (a semi-autogenous mill which uses a large rotating drum filled with ore, water and steel grinding balls which transforms the ore into a fine slurry), ball milling, copper concentrate flotation, tailings disposal, concentrate thickening, filtration and load out. Projected annual operating capacity is 15 million tons of run-of-mine, to produce an average of 140,000 tons of copper contained in concentrate (30% grade). The operation is still in the ramp-up process, which will continue throughout 2006. The ramp-up phase has been longer than expected because of operational challenges requiring equipment changes. The concentrate is trucked to a storage terminal in Parauapebas and then transported via the Carajás railroad to the Ponta da Madeira maritime terminal in São Luís, in the state of Maranhão.
     We have constructed an 85-kilometer road to link Sossego to the Carajás air and rail facilities and a power line that allows us to purchase electrical power at market rates. We have a long-term energy supply contract with Eletronorte, which sells us energy from the Tucuruí hydroelectric power plant located on the Tocantins river.
     We have four copper projects: Salobo, Cristalino, Alemão and 118. Salobo, in which we own a 100% stake, has a feasibility study in progress, Cristalino, in which we own a 50% stake, has a pre-feasibility study concluded and Alemão, in which we own a 67% stake, has a pre-feasibility study in progress. BNDES is our partner in Cristalino and Alemão. In addition, we and BNDES are prospecting the Carajás region for new copper exploration projects. See Item 4. Information on the Company—Lines of Business—Mining—Mineral Risk Contract.
     We are constructing a semi-industrial plant to process copper using the hydrometallurgical route. The objective of this plant, which will have capacity to produce 10,000 tons of copper cathodes per year, is to test a new technological route to produce the metal from copper sulphide concentrates. We will use copper concentrate from the Sossego mine to feed the plant, which is expected to start up by the second quarter of 2007 and be productive for two years. We estimate that this period will be sufficient to prove the feasibility of industrial production through the hydrometallurgical route, supporting the construction of a larger plant to process copper ore from other deposits owned by CVRD, including the Salobo project. The capital expenditures estimated for the construction of this semi-industrial plant amount to US$58 million.
     In October 2005, our Board of Directors approved our investment in the 118 copper mining project, located in the state of Pará, Brazil. In 2005, in compliance with the Mineral Risk Contract we have with BNDES, we have entered into a specific agreement with BNDES, which establishes that CVRD shall pay to BNDES a specified percentage of 118 net revenues that varies in accordance with copper market prices. As an example, if the copper price on the London Metal Exchange is US$1.00 per pound, we must pay 3.8% of 118 net revenues to BNDES. We currently estimate that capital expenditures for the project will amount to approximately US$232 million and have targeted startup for the first half of 2008. The estimated production capacity of the project is 36,000 tons of copper cathode per year.

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11.01 — PRODUCTION PROCESS
     Railroads
     Vitória a Minas railroad. The Vitória a Minas railroad links our Southern System mines in the Iron Quadrangle region in the state of Minas Gerais with the Tubarão Port, in Vitória, in the state of Espírito Santo. We operate this 905-kilometer railroad under a 30-year renewable concession, which expires in 2027. The Vitória a Minas railroad consists of two lines of track extending for a distance of 601 kilometers to permit continuous railroad travel in opposite directions, and single-track branches of 304 kilometers. Industrial manufacturers are located near this area and major agricultural regions are adjacent and accessible to the Vitória a Minas railroad. The Vitória a Minas has a daily capacity of 312,000 tons of iron ore. In 2005, the Vitória a Minas railroad carried a total of 68.7 billion ntk of iron ore and other cargo (of which 18.3 billion ntk, or 26.7%, consisted of cargo transported for customers, including iron ore for Brazilian customers). The Vitória a Minas railroad also carried approximately 1.1 million passengers in 2005.
     The principal cargo of the Vitória a Minas railroad consists of:
•	iron ore and pellets, carried for us and customers;

•	steel, coal, pig iron, limestone and other raw material carried for customers with steel mills located along the railroad;

•	agricultural products, such as soybean, soybean meal and fertilizers; and

•	other general cargo, such as building materials, pulp, fuel and chemical products.
     We charge market rates (which are limited by the tariffs fixed by ANTT) for customer freight, including pellets originating from joint ventures and other enterprises in which we do not own 100% of the equity interest. Market rates vary based upon the distance traveled, the kind of product and the weight of the freight in question.
     Carajás railroad. We operate the Carajás railroad under a 30-year renewable concession, which expires in 2027. This railroad, located in the Northern System, starts at our Carajás iron ore mine in the state of Pará, and extends 892 kilometers to our Ponta da Madeira Maritime terminal complex facilities located near the São Luís Port in the state of Maranhão. The Carajás railroad consists of one line of track, with spur tracks and turnouts to permit the passage of trains in opposite directions. The Carajás railroad has a daily capacity of 200,000 tons of iron ore. In 2005, the Carajás railroad carried a total of 69.5 billion ntk of iron ore and other cargo (of which 5.0 billion ntk, or 7.2%, consisted of cargo transported for customers, including iron ore for Brazilian customers). The Carajás railroad also carried approximately 369 thousand passengers in 2005. The main cargo of the Carajás railroad consists of iron ore, principally carried for us. In the third quarter of 2006, we also intend to begin operations of the largest capacity train in Latin America. This train, which will have 312 cars, measures 3.2 kilometers long and weigh 319 gross tons, will help us meet the growing demand for sources of the Carajás railroad.
     Ports and Terminals
     We operate ports and terminals principally as a means to complete the distribution of our iron ore and pellets to seaborne vessels serving the export seaborne market. See Item 4. Information on the Company—Lines of Business—Mining—Ferrous Minerals—Pellets—Distribution (Iron Ore and Pellets). We also use our ports and terminals to handle third-party cargo. In 2005, 19% of the cargo handled by our ports and terminals represented cargo handled for third parties.

Page: 51

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários — CVM)
ANNUAL INFORMATION — IAN
YEAR ENDED 12/31/2005
01.01 — IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

11.01 — PRODUCTION PROCESS
     Tubarão Port. The Tubarão Port, which covers an area of approximately 18 square kilometers, is located near the Vitória Port in the state of Espírito Santo. The iron ore maritime terminal located in this area has two piers. Pier I can accommodate two vessels at a time, one of up to 170,000 DWT on the southern side and one of up to 200,000 DWT on the northern side. Pier II can accommodate one vessel of up to 360,000 DWT at a time, limited at 20 meters draft plus tide. In Pier I there are two ship loaders, which can load up to a combined total of 14,000 tons per hour. In Pier II there are two ship loaders that work alternately and can each load up to 16,000 tons per hour. In 2005, 84.1 million tons of iron ore and pellets were shipped through the terminal for us. Praia Mole Terminal, also located in the Tubarão Port, is principally a coal terminal and handled 11.3 million tons in 2005. We operate a grain terminal called Terminal de Produtos Diversos, in the Tubarão area, which handled 5.5 million tons of grains and fertilizers in 2005. We also operate a bulk liquid terminal that handled 1.1 million tons in 2005.
     Vitória Port. Until September 2006, CVRD is authorized to operate the Paul Terminal, which specializes in pig iron handling and is located near the Vitória Port, in the state of Espírito Santo. This terminal has one pier that can accommodate one vessel of up to 75,000 DWT, which can load up to 900 tons per hour. The Paul Terminal handled 2.2 million tons of pig iron in 2005.
     Ponta da Madeira maritime terminal. The Ponta da Madeira maritime terminal is located near the Itaqui Port in the state of Maranhão. The terminal facilities can accommodate three vessels. Pier I can accommodate vessels displacing up to 420,000 DWT. Pier II can accommodate vessels of up to 155,000 DWT. The two berths have a maximum loading rate of 16,000 tons per hour at Pier I and 8,000 tons per hour at Pier II. In February 2004, Pier III began operations. Pier III has two berths, can accommodate vessels of up to 220,000 DWT and has a maximum loading rate of 8,000 tons per hour in each berth.
     Cargo shipped through our Ponta da Madeira maritime terminal consists principally of our own iron ore production. Other cargo includes manganese ore and copper concentrate produced by us and pig iron and soybeans for third parties. In 2005, 70.1 million tons were handled through the terminal for us and 4.3 million tons for customers.

Page: 52

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários — CVM)
ANNUAL INFORMATION — IAN
YEAR ENDED 12/31/2005
01.01 — IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

11.02 — COMMERCIALIZATION, DISTRIBUTION PROCESS, MARKETS AND EXPORTATION
CVRD has a team of employees specially trained to interact with customers from different segments and cultures, with distinct needs. The success of customer relations is a reflection of the high quality of its products and services and its strategy of supplying tailor-made solutions to each company.
The plentiful mineral reserves and integrated ore production, loading and transport systems enable CVRD to expedite supplies of high-quality products for any process existing in the world. In the logistics area, the Company generates value for its customers based on integrated and customized solutions. All operations are supported by the latest technology and by CVRD’s own assets, such as strategically located railroads and port facilities.
In 2004, close to 17 thousand companies of all sizes supplied goods and services to Companhia Vale do Rio Doce, generating jobs throughout Brazil’s diverse regions. The CVRD Purchasing Department’s rules of conduct stress a standard for relations with suppliers based on transparency, fairness and ethical behavior, with strong stimulus for growth and increased competitiveness. CVRD makes a practice of building strong partnerships, so as to develop working processes that strictly follow applicable legislation and contemplate relevant aspects in the Economic, Social, Environmental and Occupational Health and Safety Areas.
Contracts signed with service providers include clauses establishing the obligation of the contractor to fully comply with all job safety requirements, labor and social security legislation, including the strict prohibition of child labor in any Company activity. With regard to outsourced workers and professionals, CVRD maintains well defined contractual relations and follows the rules of labor and social security co-responsibility as practiced in Brazil.
Strongly committed to the socioeconomic advancement of the regions where it operates, CVRD sponsors programs to develop suppliers in the states of Espírito Santo, Maranhão, Minas Gerais and Pará, in partnership with state and municipal governments, trade associations, industrial federations and other public groups of the Third Sector.
Operating abroad in the sale of CVRD’s iron ore are:
ð	Rio Doce International S.A.: a CVRD subsidiary, operates as an agent in Europe;

ð	Rio Doce Asia Kabuschiki Kaisha: a CVRD subsidiary, operates as an agent in Asia;

ð	CVRD Overseas: an indirect subsidiary of CVRD dedicated to sales to the Company’s six largest customers, located in Europe, the United States and Asia, through securitization;

ð	Itabira International Company Limited: a CVRD subsidiary, it is engaged in the sale of iron ore to foreign customers.

Page: 53

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários — CVM)
ANNUAL INFORMATION — IAN
YEAR ENDED 12/31/2005
01.01 — IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

11.02 — COMMERCIALIZATION, DISTRIBUTION PROCESS, MARKETS AND EXPORTATION
Such distribution is made through railroad transportation, port terminals and ocean transportation. CVRD’s export sales generated gross operating revenues as follows over the past three years:

	IN MILLIONS OF REAIS
EXPORT SALES	2005	2004	2003
Operating income	18,098	13,785	10,367
Export sales	11,694	8,985	6,626
Percentage	65	65	64
Sales to the various export markets were as follows:

	IN MILLIONS OF TONS
EXPORT SALES - CVRD	2005	%	2004	%	2003	%

AMERICAS	10.264	6,5	11.582	8,2	9.622	8,2
EUROPE	61.687	39,3	59.683	42,4	48.530	41,5
JAPAN	19.073	12,3	15.796	11,3	16.138	13,8
ASIA	55.740	35,5	44.620	31,7	35.354	30,3
MIDDLE EAST, AFRICA AND OCEANIA	10.093	6,4	9.043	6,4	7.265	6,2

TOTAL	156.857	100,0	140.724	100,0	116.909	100,0

Page: 54

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários — CVM)
ANNUAL INFORMATION — IAN
YEAR ENDED 12/31/2005
01.01 — IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

11.03 — COMPETITORS
     In general, the international iron ore market is highly competitive. Several large producers operate in this market. The principal factors affecting competition are price, quality, range of products offered, reliability, operating costs and transportation costs. In 2005, the Asian market (primarily China, Japan and South Korea) and the European market were the primary markets for our iron ore.
     Our biggest competitors in the Asian market are located in Australia and include subsidiaries and affiliates of BHP Billiton PLC and Rio Tinto Ltd. Although the transportation costs of delivering iron ore from Australia to Asian customers are generally lower than ours as a result of Australia’s geographical proximity, we believe we are able to remain competitive in the Asian market for two principal reasons. First, steel producers generally seek to obtain the types (or blends) of iron ore that can produce the intended final product in the most economic and efficient manner. Our iron ore has low impurity levels and other properties that generally lead to lower processing costs. For example, the alumina content of our iron ore is very low compared to Australian ore. Our ore also has high iron grade, which improves productivity in blast furnaces, which is important during periods of high demand. Second, steel mills often develop sales relationships based on a reliable supply of a specific mix of iron ore. We have a customer-oriented marketing policy and place specialized personnel in direct contact with our clients to determine the blend that best suits each particular client. We sell most of our products FOB from our ports, which means that the invoice price includes delivery at our expense to our ports and no further. In general, in the Northern and Southern Systems, our ownership of the process of transporting iron ore to our ports makes it easier for us to ensure that our products get to our ports on schedule and at competitive costs.
     We are competitive in the European market for the reasons we described above, as well as the proximity of the Ponta da Madeira and Tubarão port facilities to European customers. Our principal competitors in Europe are:
•	Kumba Resources (South Africa);

•	Luossavaara Kiirunavaara AB — LKAB (Sweden);

•	Sociétè Nationale Industrielle et Minière — SNIM (Mauritania);

•	Rio Tinto PLC (UK), Rio Tinto Ltd (Australia) and their subsidiaries and affiliates; and

•	BHP Billiton (Australia) and its subsidiaries and affiliates.
     The Brazilian iron ore market is competitive with a wide range of smaller producers and integrated steel producers such as CSN and Mannesmann. Although pricing is relevant, quality and reliability are important competitive factors as well. We believe that our integrated transportation systems, high-quality ore and technical services make us a strong competitor in Brazilian sales. Prices to Brazilian customers are based on global reference prices discounted by the transportation costs to their facilities. Therefore, prices to these clients are lower than to customers located outside Brazil.

Page: 55

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários — CVM)
ANNUAL INFORMATION — IAN
YEAR ENDED 12/31/2005
01.01 — IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

12.01 — PATENTS, TRADEMARKS AND FRANCHISES
PATENTS
CVRD’s numerous patents are fundamental in achieving its objectives for technological research and development. The Company holds 522 patents: 366 of these are in Brazil (210 of which have been granted and 156 are pending with the National Institute of Intellectual Property — INPI), while the remaining 156 are abroad (128 granted and 28 pending with the competent agencies).

Page: 56

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários — CVM)
ANNUAL INFORMATION — IAN
YEAR ENDED 12/31/2005
01.01 — IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

14.01 — COMPANY PROJECTIONS — FUTURE PLANS/RESULTS: Nothing to report.
14.02 — RECOMMENDABLE BUT NOT COMPULSORY INFORMATION: Nothing to report.
14.03 — OTHER INFORMATION DEEMED IMPORTANT FOR A BETTER UNDERSTANDING OF THE COMPANY
     (a) By type of asset:

				Parent Company
				2005	2004
	Average
	deprecia-		Accumulated
	tion rates	Cost	depreciation	Net	Net
Buildings	2,82%	1.942	(729)	1.213	1.068
Installations	3,69%	7.695	(3.008)	4.687	3.492
Equipment	9,52%	2.454	(927)	1.527	759
Information Technology Equipment	20,00%	936	(311)	625	138
Railroads	3,87%	7.799	(3.182)	4.617	3.216
Mineral rights (*)	1,84%	1.323	(175)	1.148	908
Others	14,50%	1.760	(748)	1.012	703

		23.909	(9.080)	14.829	10.284
Construction in progress	—	5.932	—	5.932	4.962

Total		29.841	(9.080)	20.761	15.246

(*) Calculated as a function of the volume of ore extracted in relation to the proven and probable reserves
ON 03/31/06

Shareholders	Common Shares	%	Preferred Shares	%	Total	%
Majority Shareholder	392,147,133	52.29%	—	—	392,147,133	31.89%

Executives
Executive Board	1,362	0.00%	7,833	0.00%	9,195	0.00%
Directors	40,099	0.01%	245,754	0.05%	285,853	0.02%

Fiscal Council	1,800	—	7,600	0.00%	9,400	0.00%

Treasury	14,145,510	1.89%	11,458	0.00%	14,157,313	1.15%

Others	343,613,525	45.82%	479,606,455	99.94%	759,116,696	66.94%
TOTAL	749,949,429	100.00%	479,879,100	100.00%	1,165,677,168	100.00%

Shares Outstanding	343,656,786	45.82%	479,867,642	99.99%	759,372,722	66,96%
ON 03/31/05

Shareholders	Common Shares	%	Preferred Shares	%	Total	%
Majority Shareholder	392,147,133	52.29%	—	—	392,147,133	31.89%

Executives
Executive Board	1,063	0.00%	4,524	0.00%	5,587	0.00%
Directors	28,899	0.01%	42,600	0.01%	71,499	0.01%

Fiscal Council	—	—	—	—	—	—

Treasury	14,145,510	1.89%	11,815	0.00%	14,157,325	1.15%

Others	343,626,824	45.82%	415,668,800	99.99%	759,295,624	61.74%
TOTAL	749,949,429	100.00%	415,727,739	100.00%	1,165,677,168	94,78%

Shares Outstanding	343,656,786	45.82%	415,715,924	99.99%	759,371,976	65,14%

Page: 57

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários — CVM)
ANNUAL INFORMATION — IAN
YEAR ENDED 12/31/2005
01.01 — IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

14.05 — EXPANSION, MODERNIZATION AND DIVERSIFICATION PROJECTS
Companhia Vale do Rio Doce — CVRD announces that its Board of Directors has approved a capex budget of US$ 4.626 billion for 2006, the highest annual capex figure in its history.
In line with its strategic plan, which places priority upon organic growth as the driver for shareholder value creation, in 2006 CVRD begins the development of new projects which in coming years will expand its production capacity in iron ore, pellets, bauxite, alumina, copper and nickel. Also, as well as projects already in progress, there will be significant expenditure on logistics and energy infrastructure to support the mining activities.
CVRD’s world-class assets, characterized by the long life of its reserves and low cost of exploration and operation, the significant synergies with the efficient logistics infrastructure, and continuing strong growth in global demand, lead to expected returns higher than the Company’s cost of capital, providing incentives for acceleration of project investments. These projects, scheduled for start-up over the period 2006-2009, will add new and considerable sources of growth in cash flow and value for shareholders.
The amount to be invested for organic growth is US$ 3.558 billion, 77% of the total 2006 capex. This is made up of US$ 3.067 billion in investment in greenfield projects and expansion of capacity in existing assets (brownfield projects); and US$ 491 million in research and development (R&D), basically directed to discovering new mineral reserves and making development possible in deposits already identified. The remaining US$ 1.068 billion will be allocated to capital expenditure to maintain existing operations.
Capital expenditure in the ferrous minerals business will total US$ 2.118 billion, 46% of the total. Investment in the aluminum business is planned to be 17% of the total; logistics services will also receive 17% of the total; and the non-ferrous minerals, 9%.
In 2005 CVRD’s total capital expenditure was US$ 4.161 billion, of which US$ 2.604 billion was in organic growth – US$ 2.314 billion in projects and US$ 290 million in R&D; while US$ 757 million was invested in maintaining existing business, and US$ 800 million in acquisitions. The total capital expenditure in 2005, excluding spending on acquisitions, was thus US$ 3.361 billion, very close to the amount announced in January 2005, of US$ 3.332 billion.
In December 2005 CVRD concluded the acquisition of 99.2% of the capital of Canico Resources Corp., a Canadian junior mining company which was the owner of the Onça Puma nickel project in the state of Pará, Brazil, close to the mineral province of Carajás. Development of this project, together with the Vermelho nickel project, will bring CVRD into the nickel business as an important global producer.
The capex for 2006 is 37.6%, or US$ 1.265 billion, more than the actual capital expenditure realized in 2005, with the exclusion of the Canico acquisition. Components in this increase can be stated as follows: (a) investments in new projects (Carajás 100Mtpa, Itabiritos, Tubarão VIII, Vermelho, 118, Paragominas II, Alunorte 6&7, Albras), and increase of disbursement in some projects currently under development; (b) an increase of US$ 311 million in stay-in-business capex, due to increased expenditure on construction of dams for environmental protection (US$ 66 million), increase in the productivity of the pelletizing plants (US$ 35 million) and in rails and sleepers for the railroads; (c) increase of US$ 201 million on R&D expenditures relatively to 2005; (d) an increase of 15%, on average, in the costs of equipment and engineering services, directly resulting from the long cycle in metals and mining and the increase in investments in the mining industry worldwide.

Page: 58

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários — CVM)
ANNUAL INFORMATION — IAN
YEAR ENDED 12/31/2005
01.01 — IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

14.05 — EXPANSION, MODERNIZATION AND DIVERSIFICATION PROJECTS
CVRD’s capital expenditure over the last five years has totaled US$ 10.5 billion, and the annual average in real terms is higher, by far, than at any other time in the Company’s history. Simultaneously, CVRD distributed US$ 4.4 billion in dividends to its shareholders, while preserving a solid financial position, recognized by its obtaining investment grade rating from three rating agencies (Standard & Poor’s, Moody’s and Dominion Bond Rating Services) and by the effective reduction in spreads on its debt when compared with the yields offered by US Treasury securities.
In this period several projects were concluded. Highlights among them include the new Fábrica Nova and Capão Xavier iron ore mines, the Sossego copper mine, the pelletizing plant at São Luis, expansions of iron ore production capacity at Carajás to 70 million tons per year, the Taquari-Vassouras potash mine, the Trombetas bauxite mine, the Alunorte alumina refinery, the conversion of the Mo I Rana alloys plant, construction of four hydroelectric power plants – Funil, Porto Estrela, Candonga and Aimorés – and Pier III of the Ponta de Madeira Maritime terminal. Investments in logistics significantly increased the haulage capacity of our three railroads – Carajás, Ferrovia Centro-Atlântica — FCA and Vitória a Minas. There were also increases in the Southern System iron ore production capacity as well as in manganese, ferro-alloys and primary aluminum, derived from execution of brownfield projects.
The estimated average return on capital invested, of 32% over the period 2001-2005, is a good indicator of the quality of execution of these projects, and the rigorous discipline observed by the Company in the allocation of its shareholders’ capital.
Creation of new platforms of value creation
Ferrous minerals: expansion of capacity in iron ore and pellets
The total budget for capital investment in projects related to iron ore is US$ 1.475 billion, which represents 48% of CVRD’s total planned capex on projects. Of this, US$ 769 million is allocated to iron ore projects per se, and US$ 374 million to projects in pellets. The Company’s projects with the highest planned capital expenditure this year are Itabiritos (US$ 338 million), Carajás (US$ 330 million) and Brucutu (US$ 310 million).
Four iron ore mining projects are being put in place in CVRD’s Southern System: Brucutu, Itabira, Fazendão and Fábrica. In the Northern System, the iron ore projects are those to increase the production capacity of Carajás to 100 million tons per year: two projects respectively named Carajás 85 Mtpa and Carajás 100 Mtpa. These projects will increase production from 233.8 million tons per year in 2005 to approximately 300 million tons per year in 2007.
In response to the strong expansion in global demand for pellets – led by the construction of new DRI plants in the Middle East and Southeast Asia, and the quest for better standards of productivity and environmental protection in the steel industry, and in the context of the growing scarcity of lump ore, the main competitor of pellets – CVRD is investing in two new palletizing plants.
Itabiritos, in Minas Gerais state, Brazil, is a project that includes the construction of a palletizing plant with annual capacity for 7 million tons, an iron ore concentration plant, and a short pipeline, with total cost estimated at US$ 759 million.
Tubarão VIII will be the eighth pelletizing plant in the Tubarão complex, in Espírito Santo state, Brazil, with nominal capacity of 7 million tons per year. The investment for this project is US$ 516 million.

Page: 59

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários — CVM)
ANNUAL INFORMATION — IAN
YEAR ENDED 12/31/2005
01.01 — IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

14.05 — EXPANSION, MODERNIZATION AND DIVERSIFICATION PROJECTS
Additionally, Samarco, a joint venture in which CVRD has 50% of the total capital, will invest US$ 1.2 billion in a third pelletizing plant, with nominal capacity for 7.6 million tons per year. This project also includes the construction of an iron ore beneficiation plant and an ore pipeline linking the mine to the pelletizing facility. We highlight the fact that this investment will not require any injection of capital from CVRD itself.
The Port of Tubarão, in Espírito Santo state, is being expanded to increase the speed of its iron ore handling capacity, reducing costs from demurrage charges. This project, with a total cost of US$ 65 million, will be concluded in 2006.
About 54% of the budget for the expansion of the Carajás iron ore mine, will be allocated to increase the capacity of the Ponta da Madeira maritime terminal, in the state of Maranhão, Brazil, including a third shiploader.
The Sepetiba maritime terminal, in Rio de Janeiro state, Brazil, will have its iron ore loading capacity increased, from 16.5 to 21 million tons per year in 2007, for estimated investment of US$ 28 million. The iron ore handling capacity of the port terminal on the Guaíba Island maritime terminal, also in the state of Rio de Janeiro, will be expanded from 43 to 49 million tons per year in 2008, and a second shiploader will be acquired, for capital expenditure of US$ 41 million.
Bauxite and aluminum: exploiting the competitive advantages
CVRD’s strategic focus in the aluminum production chain is concentrated on growth in the capacity for bauxite, of which it has considerable reserves of high quality, and on alumina, due to the efficiency and low operational and logistics costs, which provide important competitive advantages in the global scenario.
The start-up of stages 4 and 5 of Alunorte, in the state of Pará, which will increase the capacity of the refinery by 1.9 million tons of alumina per year, is programmed for the first quarter of 2006. Start-up of production of the phase one of the Paragominas bauxite mine, also in the state of Pará, with 5.4 million tons per year, is scheduled for 2007. The bauxite from Paragominas will be transported to the Alunorte plant by the world’s first bauxite ore-carrying pipeline, with total length of 244 kilometers, reducing the cost of transport. The capital expenditure scheduled for both projects in 2006 is US$ 354 million.
The investment in stages 6 and 7 of the alumina refinery, which will add a further capacity 1.9 million tons per year, will be US$ 846 million, of which US$ 239 million will be spent in 2006, with estimated completion date in 2008. The budget also includes spending of US$ 14 million at Paragominas phase two, which will increase bauxite mine’s production capacity to 9.9 million tons in 2008.
The aluminum smelter at Barcarena (Albras) will absorb capital expenditure of US$ 102 million in a project for conversion of technology. The objective of this project is to reduce the consumption of electricity per ton of aluminum ingots, reducing unit cost and increasing output without the need for investments in expansion of the plant’s capacity. Capital expenditure in 2006 will be US$ 15 million.
Coal: CVRD enters the coal industry with production in China
In 2005 CVRD acquired a 25% holding in the Henan Longyu Energy Resources (Henan) anthracite production project, in association with Baosteel and Yongcheng, for investment of US$ 86 million. Henan recently shipped its first cargo of 40,000 tons, from the port of Lianyungang to Brazil. This year CVRD will spend US$ 9 million to conclude its investment – totaling US$ 26 million – in the acquisition of a 25% stake in Shandong Yankuang Coking, which will begin production of metallurgical coke in the next few months.

Page: 60

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários — CVM)
ANNUAL INFORMATION — IAN
YEAR ENDED 12/31/2005
01.01 — IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

14.05 — EXPANSION, MODERNIZATION AND DIVERSIFICATION PROJECTS
Non-ferrous minerals: debut in the nickel industry
In July 2005 CVRD approved the development of the Vermelho nickel project, in the Carajás mineral province, in the state of Pará, with an estimated annual production capacity of 46,000 tons of nickel and 2,800 tons of cobalt. The estimated investment is US$ 1.2 billion, of which US$ 97 million is planned for 2006. Vermelho is timetabled to start operating in the last quarter of 2008.
This year development will begin on the Company’s second copper mine, the name of which is 118. Its estimated annual average production capacity is 36,000 tons of copper cathode, to start-up in the first half of 2008. Estimated total capital expenditure on the project is US$ 232 million, of which US$ 21 million is allocated in 2006.
Logistics: focus on winning productivity gains
CVRD’s investments in logistics infrastructure and services in 2006 are budgeted at US$ 482 million, and consist primarily of purchase of locomotives and wagons for carrying iron ore and general cargo.
The budget includes the acquisition of 1,426 wagons, made up of 1,276 wagons for haulage of iron ore, and 150 wagons for third parties general cargo, and 22 locomotives exclusively to haul iron ore – for total planned investment of US$ 379 million. In 2005, the Company allocated US$465 million to acquisition of rolling stock – 5,414 wagons and 125 locomotives – and now expects gradually diminishing the total amount invested on rolling stock over the coming years.
CVRD will invest US$ 20 million in the engineering project of Variante Litorânea Sul from FCA railroad, which will have 165 kilometers of length, linking Flexal to Cachoeiro do Itapemirim, in the state of Espírito Santo. Construction will begin after the obtention of the environmental license and approval by the Brazilian regulatory agency ANTT. The main cargoes to be transported are limestone, granite, wood and cement.
Generation of electric power: reducing risks
CVRD continues to invest in power plants – Capim Branco I, Capim Branco II and Estreito – to supply the consumption needs of its operational units. Capim Branco I is scheduled to start operating this year. It will be the Company’s sixth hydroelectric power plant. The others are: Igarapava, Funil, Porto Estrela, Candonga and Aimorés. Construction is timetabled to start on the Estreito hydroelectric power plant, to serve the Company’s electricity consumption needs in the Carajás region.
The steel joint ventures: stimulating demand for iron ore
CVRD will participate in the Ceará Steel project, in association with Dongkuk Steel and Danieli. The project, in the state of Ceará, will produce 1.5 million tons per year of steel slabs. CVRD’s investment will be US$ 25 million, and the project is scheduled to start operating in 2009. CVRD will supply 2.5 million tons of direct reduction pellets annually.
Another project in which CVRD is participating is CSA, a joint venture with ThyssenKrupp, currently at approval phase. CVRD will invest US$ 200 million of which US$ 72 million is allocated in 2006 capex. CSA, in the state of Rio de Janeiro, will produce 4.1 million tons of steel slabs per year, demanding a supply of iron ore and pellets from CVRD of 7.1 million tons per year. Estimated start-up in 2008.

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14.05 — EXPANSION, MODERNIZATION AND DIVERSIFICATION PROJECTS
Research and development: the bases for future growth
R&D capex for 2006 is US$ 491 million, 69.3% higher than the US$ 290 million spent in 2005.
Of the US$ 491 million budgeted for 2006, US$ 150 million will be allocated to mineral research, and US$ 341 million to technology and conceptual, pre-feasibility and feasibility studies on development of deposits.
The initial expenditures with basic engeneering development of the recent acquired Onça Puma nickel project are included in the R&D budget. This nickel project will be submitted to the Board of Directors approval in 2006 in order to start its effective development.
The Company has been increasing its R&D spending since 2003, reflecting the strategic guideline that chooses organic growth as the main lever of shareholder value creation A natural result of the commitment to profitable growth is diversification, both geographically and in the portfolio of assets. In the first years of this decade, CVRD’s total capital expenditure on R&D – at levels much lower than the present levels – was spent in Brazil. This year, 43% of the planned capex on R&D is allocated to be spent in other countries: in South America, Africa, Asia and Australasia.
Here we see the widening of CVRD’s scope in prospecting for mineral resources, which was previously concentrated on the search for deposits of copper, gold and manganese. With increasing diversification in recent years, the program has expanded to include other mineral materials such as coal, nickel, bauxite, potash, phosphate and metals of the platinum group.
As well as being directed to geological exploration, investments are now being channeled into development and improvement of processing routes, and engineering studies on new deposits.
As a result of the change in strategic guidelines, CVRD already has a global portfolio of projects involving studies for the development of potash, phosphates, nickel, manganese and coal.
Of the projects under study, the one at the most advanced phase is the coal project at Moatize, in Mozambique. Conclusion of its feasibility study is planned for June of this year.
Expenditure of the order of US$ 49 million will be allocated in 2006 to development of the semi industrial- scale copper processing plant, to produce 10,000 tons of cathode per year, planned for start-up in the second half of 2007. The purpose of this project is to test the hydrometallurgical technology route, and if its efficiency is proven, this method will not only be able to be used to process the ore to be produced by the Salobo and Alemão mines at very competitive costs, but will also constitute a major technological step forward in the copper industry as a whole.

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15.01 — ENVIRONMENTAL PROBLEMS
Social and environmental responsibility
Social, and environmental, responsibility are part of CVRD’s business strategy. Thus it is that social and environmental responsibility, today, permeate CVRD’s entire operation and the whole of its relationship with society. In 2005 the employees became more profoundly involved with this process, with the custom of voluntary work becoming ever more widely established as a natural part of our day-to-day life, and increasing involvement by management.
The results of this engagement are evident in the Company’s day-to-day operations, in the management of social and environmental impacts, in the permanent dialogue with the various publics and segments of society with which the Company interacts, and in the Company’s investment in social projects and activities.
Commitment to PEOPLE has been a part of CVRD’s life since its origins; it is present in the Company’s process of internationalization; and it has helped and continues to help to change social realities in the regions where we work, fostering always the creation of conditions for sustainable development. As in any relationship, the commitment of the PEOPLE of CVRD to PEOPLE in the various communities presupposes a constant process of mutual learning. CVRD respects the values of the locations where it works, in Brazil and in the rest of the world, and makes specific efforts for the path of growth to promote economic and social development, generating employment, income and improvement of the quality of life for the population as a whole.
Through the Vale do Rio Doce Foundation, CVRD operates social programs that meet the demands of the community in a form that affords them participation and creates new structure. These actions support local development, in partnership with the public authorities and local organizations. We determinedly obey the highest standards of respect for the environment. Our environmental quality management is systematized and continuously polished and improved, in all the Company’s units.
The strong involvement with communities, the promotion of a healthy work atmosphere that is inspiring and governed by ethics in personal working relationships, the constant concern with the environment, and production oriented at all times by the greater cause of development, and in particular sustainable development, center all of CVRD’s actions on one key agent: PEOPLE.
CVRD and the Community
Committed as it is to the development of Brazil, CVRD contributes to improvement of the quality of life of the populations surrounding the places where it operates. Involvement in the community presupposes the understanding that the Company is part of this community.
Throughout all its operations CVRD is continually assessing and managing the impact of its activities, to minimize negative effects and boost and stimulate positive effects.
The Company applies the concept of the “Social License” – analogous to the procedure that takes place in Brazil for obtaining Environmental Licenses, in which the risks and impacts associated with the business are identified and presented to the community, for the community to understand, consider their effects, and state their reactions. Management of impacts, carried out by the various business areas, with the support of the Vale do Rio Doce Foundation, is one of the pillars of CVRD’s sustainability model, which is also based centrally on social investment, and social dialogue.

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15.01 — ENVIRONMENTAL PROBLEMS
CVRD holds this dialogue with the various segments of society in relation to the issues that affect society as a whole, and on the micro scale seeks to resolve any conflicts between parties jointly, co-operatively and through negotiation.
For the function of communication, the Foundation operates several projects under the Vale Comunidade program, that provide open and continuous channels of relationship with the local population. One of the most straightforward is the Visitas Comunidade (Community Visits) program, which seeks increasingly to integrate the Company and the communities where it works, through visits to our operational units. These enable visitors to get to know the Company, its production processes, its social actions and the care it takes with the environment, and to have questions answered by staff. These visits provide benefits for the community at the same time as being positive for the Company’s internal environment.
In the Brazilian State of Espírito Santo the Community Visits program takes place through a partnership with a local radio station, Rádio Gazeta. The structure of the visit shows visitors details of the main activities at the Tubarão industrial complex: the pelletization units, the wagon tipper, the ports, the storage patios and the Botanical Garden. During the visit, radio commentators transmit “flash” reports live to the radio station and its listeners, putting visitors’ reactions on the air along with information about the Company. In 2005 the Company had a total of 880 visitors from the metropolitan area of Vitória, capital of Espírito Santo state. One new feature this year was online internet contact with visitors to the radio station’s site, Gazeta OnLine, a public that is differentiated by its critical positioning and desire for participation.
Establishing open, continuous and transparent dialogue with the community, the Leadership Meetings program, under the Vale Comunidade umbrella, holds periodic meetings between representatives of CVRD and leaders of the local community. Themes of interest to both sides are presented, and a forum provided for open debate and discussion. This creates an important phenomenon: both sides become involved as partners in decisions on the Company’s business strategies, and this generates a joint commitment to the targets established. The more channels of communication that are established, with the quality to make this type of dialogue possible, the better the mechanism works.
Another activity within the Vale Comunidade program is the Culture and Citizenship Network (Rede Cultura e Cidadania), which has been creating work and income opportunities in the Brazilian state of Minas Gerais, based on local art and culture, in handcrafts, music and theatre workshops. Success enabled the project to expand in 2005 from seven to ten municipalities and from three to four regions of the state. More than 1,000 people have taken part in the 32 workshops held in the program’s two years of existence, and another 1,100 people have taken part in the events that are open to the public.
Vale Comunidade also seeks to bring CVRD closer to the populations that live close to its railroads: these are the Carajás Railroad (Estrada de Ferro Carajás or EFC), the Vitória-Minas Railroad (Estrada de Ferro Vitória-Minas — EFVM) and the Centro-Atlântica Railroad (Ferrovia Centro-Atlântica, or FCA). The main objective is to raise awareness of and sensitivity to the issue of safety in relation to the railroads. Names of the projects, including Olha o Trem (on the EFC), Cidadania nos Trilhos (on the FCA), Estação da Cidadania (on the EFVM) and o Trem da Cidadania (on the EFC), reflect the purpose. These names mean: “Look out for the Train!”, “Citizenship on the Rails”, “Citizenship Station”, and “The Citizenship Train.”

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15.01 — ENVIRONMENTAL PROBLEMS
In 2005, the year of the EFVM’s Centenary, CVRD put in place the Cultura nos Trilhos (Culture on the Rails) program, which promoted the artistic and cultural production of the areas where the railroad passes, with theatre, dance, music and circus performances. In parallel, this project is stimulating the formation and organization of cultural entrepreneurs in the towns involved. Ten municipalities (in Brazil, a municipality can be a very large rural area – similar to or much larger than a County in the United States) are part of the project: Vitória, Colatina, Fundão and Baixo Guandu, in the state of Espírito Santo; and Aimorés, Resplendor, Conselheiro Pena, Governador Valadares, Nova Era and Itabira, in the state of Minas Gerais.
The social investment that CVRD makes directly in areas more closely related to its products and business processes, however, goes a lot further than mere communication. Through the Vale do Rio Doce Foundation the Company invests in programs that build future social structure, focused on the areas of education, culture and local economies, because it believes that these are the three basic components of local sustainable development. The programs are carried out in partnership with NGOs, local organizations and public authorities, and provide long-term benefits for the communities involved.
Education
Quality of education increases a population’s income – through increased productivity, employability, and, importantly, entrepreneurship – and also improves quality of life, as families apply their resources better, reducing the degree of future poverty. Also, education prepares the individual to create more value with his work, and for full and proper exercise of citizenship. These are the Foundation’s objectives in investing in this area.
The Escola que Vale program, which operates in partnership with the Community Action Education and Documentation Center – (CEDAC), improves the abilities and resources of municipal school networks by implementing a process of continuous further education of teachers, school managers, supervisors and Education Department staff – all aiming for improved teaching. It offers workshops in art, reading and writing; courses on the internet as a training medium; a monitoring and assessment system; methodology for participative teaching planning; and the Casa do Professor, a space available for updating and improvement for teachers.
This program began in 1999 and has provided benefits to 74,000 teaching staff and students. The Community Action Educational and Cultural Development Institute (Ideca) has attested to its efficacy. Pupils of teachers who are in the second phase of the Escola que Vale program achieve better results than those of teachers inscribed in the initial phase. In 2005 the program was put in place in two more municipalities – Belo Vale, and Congonhas, both in the state of Minas Gerais – bringing the total number of cities using the program to 18.
In practice, Escola que Vale goes beyond training – it motivates teachers in the task of transforming current social reality through education, seeking creative solutions in daily practice. An example: a teacher in the village of Alto Alegre do Pindaré, in the Northern state of Maranhão, instituted the “Book-donkey” to carry the publications made available by the Casa do Professor to the pupils in the schools in the countryside. This low-cost, high-impact initiative inspired the local prefecture to provide five donkeys, and a thousand books, for the project.
Along similar lines, the Sexual and Emotional Education Program, put in place jointly with Martins Pereira Consultoria Educacional, aims to qualify staff in the public education, health, social action and judiciary services to work with adolescents, using participative methods to deal with themes related to health, affection and sexuality for young people. The approach adopted is to encourage young people to participate and take protagonist roles. Since 2001, 1,433 professional staff have received this orientation in 117 schools, which means that the program has reached out to the lives of 38,000 young people and adolescents.

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15.01 — ENVIRONMENTAL PROBLEMS
But the power of education is not limited to the young. The Vale Alfabetizar (CVRD Literacy) program, run in partnership with the NGO Alfasol, helps to minimize illiteracy in Brazil. This program began in 2004 and currently has 34,296 pupils and teachers participating, nationwide, adopting the methodology of the well-known educator Paulo Freire, who gives value to cultural identity and promotes the exercise of citizenship. In 2005 it incorporated two other activities: the VER (To See) Program, which provides eyewear for those in need, reducing one of the main reasons for people not attending the program; and the EJA project, to provide education for young people and adults in the municipality where the Vale Alfabetizar program is implemented.
The Educação nos Trilhos program, since 2000, has been working in alliance with the TV channel Futura to take education, knowledge and citizenship to the various communities located along with the Carajás (EFC) Railroad, and the Vitória–Minas Railroad (EFVM). The stations along the railroad are transformed into “Knowledge Stations”, with educational and mobilization activities, debates and theme workshops. Passenger rail wagons are converted into “Tele-trains”, broadcasting educational programs during the trip.
The electronic media have a fundamental role in the educational process, and for this reason the Vale do Rio Doce Foundation has, since 2001, been investing in Vale Informática (“CVRD I.T.”). This program is carried out jointly with the IT Democratization Committee (CDI) and provides IT teaching and training to people in the lowest income groups, giving them access to better work qualifications, entrepreneurship, access to information, participation in networks, and the exercise of citizenship. Approximately 12,000 pupils were benefited by this program in 2005. The total number of people served by the program so far is 50,100.
Culture
Investment in culture as a means of social empowerment, and strengthening of the identity of communities, is also part of the activities of the Vale do Rio Doce Foundation. The Foundation supports artistic works that increase the potential of local development, with emphasis on exchange between different “languages”, and redemption and preservation of traditions.
The Vale Música program takes different shapes in the different regions where CVRD works, since it is conceived on the basis of the desire of each individual community, and the awareness of the social agents. The partners in this initiative are the Caieiras Cultural Center (Espírito Santo state), Friends of the Espírito Santo Philharmonic Orchestra (AAOFES), the Man of the Pantanal Institute (state of Mato Grosso do Sul) and the Amazônica Music Foundation (Fundação Amazônica de Música) in the state of Pará.
The program entitled Vale Música – Teaching Concerts (Vale Música — Concertos Didáticos) was born in Espírito Santo state from the presentations of the state’s Philharmonic Orchestra. In 2005, 30 concerts were held and more than 7,000 pupils from the public school network learnt to recognize harmonies, the instruments, the musical language, and the function of each player and the conductor.
In another program – Vale Música – Teaching Academy (Vale Música — Academia de Ensino), children and young people not only learn to hear, but also to play instruments and to sing in choirs and musical groups. In the metropolitan region of Vitória, the capital city of Espírito Santo state, the project is the result of a partnership between the Espírito Santo Philharmonic Orchestra and the Amazônica Music Foundation, from the northern state of Pará. Another program, Vale Música – Regional Culture (Vale Música — Cultura Regional) serves the desire of the community of Greater Vitória to preserve one of the region’s traditional forms of music, the congo, a mixture of music and dance, which was born, according to legend, when a slave ship was shipwrecked at nearby Vila de Nova Almeida. These two projects have so far enriched the lives of 820 children and young people.

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15.01 — ENVIRONMENTAL PROBLEMS
Also in Espírito Santo, the CVRD Museum, which had its seventh anniversary in 2005, has a collection of historic railway equipment, and also promotes revitalization of the region’s culture with exhibitions of contemporary art, university student workshops and art workshops with children and adolescents. These facilities received 62,900 visitors in 2005 alone, of whom 22,384 were students.
CVRD is active in support for cinema. The Cinema nos Trilhos (“Cinema on the Rails”) project, operated in partnership with Muito Mais Promoções, began in 2005, showing 35 millimeter films, supported by editing and exhibition of a video of the reactions and stories of people living in the communities close to the Carajás (EFC) Railroad, in the northern states of Maranhão and Pará, recorded before and after the sessions. The project reached 16,000 people in 2005.
Local Economies
The Vale do Rio Doce Foundation believes it is vital to adopt sustainable development strategies that will leverage its investments over time, ensuring that they benefit populations over the medium and long term. The Cidade Vale Mais project has been operating since 2002. Its mission is to give regions and municipalities where the Company operates appropriate instruments for shared planning and management, able to converge the interests of society, giving real continuity to both public and private actions of transformation.
The program is conducted by the Agência 21 organization, and is based on mobilization of local leaders – representatives of companies, public authorities, non-profit organizations and other civil organizations. As an example, residents of the town of Cariacica in Espírito Santo were stimulated to debate development strategies for the community, and the fashion industry jointly created an apparel production center, which generated employment and income.
With the opportunity identified, the Vale Mais chapter of Cariacica offered technical, logistical and legal support to the local entrepreneurs, who eventually organized themselves into the Cariacica Moda Association. Today the town is host to some 150 entrepreneurs of the sector, responsible for 800 formal jobs, and possibly the informal employment of about two thousand other people.
In the mountain (Serrana) region of Espírito Santo, local organizations, the public sector and the private sector of ten municipalities were jointly organized, leading to establishment of a Sustainable Development Plan, now in place, in the towns involved. The Plan provides a blueprint for the strengthening of the region over the next 20 years, with the final target of transforming it into a quality of life center, with economic and social development through coordinated development of the region’s two main “vocations” – agribusiness, and eco-tourism.
Another program to strengthen local economies is the Rede que Vale, which invests in the formation of a network of social responsibility projects based on corporate voluntary work to create sustainable development. An ally in this initiative is the NGO Rede Cidadã (“Network, Citizen”), which has helped 5,511 young people in five municipalities of Minas Gerais – Brumadinho, Betim, Congonhas, Contagem and Governador Valadares – with actions based on career training and hiring by the labor market. Rede que Vale also promotes the development of small and micro-size companies and business associations, strengthening the culture of entrepreneurship that is in fact strong in Brazilian society.
Through these programs, the Vale do Rio Doce Foundation transforms its mission into a reality: contributing to integrated, economic, environmental and social development of the geographical areas that it is associated with, strengthening the social capital of the communities, and respecting and reinforcing the local cultural identity.

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15.01 — ENVIRONMENTAL PROBLEMS
CVRD and Environment
In its operations, CVRD adopts the highest standards of environmental control. But the CVRD Environmental Policy goes further: in it, the environment is considered to be a strategic component of business management, and its protection is part of the Company’s business culture.
Employees and managers are engaged in the continuous improvement of the environmental quality of the Company’s activities. In 2005, R$ 108 million was invested in projects within CVRD’s operational areas, and R$ 39 million in external programs and projects.
One of the principal tools for implementation of the corporate environmental policy is CVRD’s Environmental Quality Management System. This undergoes continual improvement in the process of disciplining and standardizing compliance with operational procedures and legislation. It is the overall instrument that CVRD uses to align operations with its environmental responsibility guidelines.
The environmental performance of every one of CVRD’s operational units is periodically monitored and checked using standard environmental audit procedures. For example, 100% of CVRD’s exports of iron ore and pellets originate from mines and processing plants whose Environmental Management Systems are certified under ISO 14001, and are submitted to checking by independent accredited international agencies.
CVRD’s various operational units access a rich diversity of information from programs and systems to rationalize use of natural resources, reduce waste, and provide information for environmental management.
The Environmental Information System is the management tool used for the processes of licensing and routine checking of the levels of conformity of all the operational activities. In 2005 CVRD developed the Wastes, Water Resources, and Air Quality modules, widening the scope of the system – which is now available for access in all the operational units.
Management of environmental risks is guaranteed by the continuous process of identification of dangers and assessment of risks associated with the Company’s activities, products and services. CVRD believes this management is one of the bases for safeguarding its present and future value. In 2005 the Company began a process of review and updating of the Risks Management Program of the Centro-Atlântica Railroad (FCA), over the whole of its length of more than 8,000 kilometers, including all the fixed installations. This is one of the largest and most detailed programs of this type ever put in place in Brazil, and makes intense use of the most up-to-date satellite imaging, aircraft and geo-processing technology.
All the seaports operated by CVRD – the port and industry complex at Tubarão; the Vila Velha Port Terminal in Vitória, in the state of Espírito Santo; the Ponta da Madeira Port in São Luís, Maranhão; the Inácio Barbosa Seaport Terminal in Aracaju, in the state of Sergipe; and the Sepetiba Bay Port Company in the state of Rio de Janeiro – have updated their respective Emergency Plans to ensure an appropriate response capability.
Another development was the launch of our Dangerous Products Management regulations, for use internally in the Company, setting criteria and guidelines for eliminating or minimizing risks of accidents arising from use of specific products, as well as defining attributions and responsibilities for their management. All communities are directly informed of all the environmental actions and any other public strategies.

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15.01 — ENVIRONMENTAL PROBLEMS
The Company’s new projects undergo not only technical and economic feasibility studies, but also highly detailed environmental and social feasibility studies, as an important part of our strategic commitment to sustainable development. Application of the Front-End Loading (“FEL”) methodology to approval and development of large-capital projects is obligatory, and from the beginning of each project integrated assessments are made covering the technical, economic, social and environmental aspects, providing continuous decision-making on whether the investment should proceed.
Protection and Research
In 2005 the CVRD Environmental Institute (IAVRD), responsible for managing and operating the interfaces between CVRD’s operational activities and the ecosystems that host them, continued with its scientific research and the development of new environmental protection and recovery technologies.
The IAVRD has one of the vastest collections of knowledge on the ecosystems and species of Amazônia and the Atlantic Forest, including detailed information on the reproduction of approximately one thousand native botanical species. Its Centers in Minas Gerais, Espírito Santo, Maranhão and Pará serve the Company’s various operational units, and also research requests from public bodies and private-sector companies which sign operational agreements with CVRD.
CVRD also creates inventories of fauna and flora in the various ecosystems in which it operates, making it possible to create a complete assessment of every region investigated, increasing knowledge about existing species. New species and new endemic species are identified, threats of extinction assessed, and the impact of alteration of the environment on fauna and flora evaluated. In the region of Carajás (Pará state, Brazil) ten inventories, with their respective monitoring and assessments, were made in 2005, evaluating 441 species of birds, 102 species of amphibians and reptiles, and 145 mammals. The forest studies also catalogue new knowledge about the environmental conditions of the region in detail: in 2005 IAVRD produced a detailed inventory of 1,409 hectares of vegetation at Carajás.
The forest river-bank rehabilitation program put in place on 180 hectares in the north of Espírito Santo was responsible for planting of 200,000 saplings of varied Atlantic Forest species, cultivated in the CVRD Nature Reserve, at Linhares, in a program implemented in partnership with 56 local farmers, providing a demonstration of the importance of establishment of permanent preservation areas, and involvement of the community in their protection. Since 1999 CVRD has had an operational accord with the Brazilian environmental authority, Ibama (Brazilian Environment and Renewable Natural Resources Institute), for the production and maintenance of the Sooretama Biological Reserve – together this reserve and the Linhares Reserve include approximately 70% of the Atlantic Forest in the state of Espírito Santo.
Through the Institute, CVRD also carries out research and develops technology for the rehabilitation of areas affected by mining, in accordance with the guidelines set out in the CVRD Manual for Mining Closure, which is also used in the process of provisioning of financial resources to meet future demands. These studies, which aim to achieve an increasingly efficacious system of rehabilitation, have the support of several research entities, such as Embrapa (the Brazilian Farming Research Company), the Federal University of Pará (UFPA), the Emílio Goeldi Museum of Paraná (MPEG) and the Rio de Janeiro Federal University (UFRRJ). In 2005 approximately 1,850 hectares of areas affected by mines, railroads and ports, and other regions, were rehabilitated with native species from the ecosystems of the Atlantic Forest, the Cerrado, and the Amazon Region. This work directly creates employment for 300 people.

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15.01 — ENVIRONMENTAL PROBLEMS
CVRD’s environmental education projects are consolidated in its Environmental Attitude Program, which is based on the guidelines agreed between the operational units and the corporate center in 2004. In the town of Canaã dos Carajás, in the Brazilian state of Pará, this program was fully incorporated by 13 schools which already took part in the Escola que Vale Program of the Vale do Rio Doce Foundation, covering more than 3,200 employees and 100 teachers of the municipal primary school network. In Brazil’s state of Minas Gerais, the projects linked to the program created four new environmental education centers, in the towns of Brumadinho, Itabira, Congonhas and Mariana. These are centers of knowledge and excellence for environmental training, exchange of the experiences of different schools, and passing on of this experience to visitors.
Eco-efficiency
The environmental management systems and practices also improve the Company’s operational efficiency. The 18 Water Resources Management Committees made an outstanding contribution in 2005 with their implementation of action plans for each operational unit, with clear rationalization targets for use of water, based on the consolidated and detailed water use statistics for each production process. The Effluent Treatment Systems are also the subject of attention, to ensure that their performance is entirely compatible with the law and regulations.
CVRD complies with the Agenda 21 in relation to management of water resources. In 2002 and 2003 it carried out a diagnosis of the water resources of all the units, including highways and port complexes. Clear allocation of responsibilities results in appointment, in each one of the CVRD units, of water managers, who have the support of specially organized and trained committees to develop water use action plans based on the diagnoses of use of water resources. Currently the Company, on average, recycles 80% of the water used in its operations.
Thanks to the specific monitoring plans, CVRD supervises the quality of surface water, drinking water and liquid effluents, with physical, chemical and bacteriological analyses that check for compliance with the environmental legislation – ensuring that natural water resources around the projects are protected.
Another permanent concern is air quality. In Carajás three automated monitoring substations began operating in May 2005, giving hourly levels of inhalable dust and total dust in suspension in the iron ore and manganese mines, and also in the town center. In the mine area, where the activities produce dust, a remote aspersion system and six water tanker trucks are used to control the environment as well as standard protection equipment.
In 2005 three automated internal monitoring stations were put in place at the Tubarão Industrial and Port Complex, in Espírito Santo state, continually measuring total particles in suspension: and the eighth station of the Greater Vitória Automatic Air Quality Monitoring Network (RAMQAr), one of the most up-to-date in Brazil, providing real time data, was installed under the supervision of the Espírito Santo Environmental Institute (IEMA). The partnership between CVRD and the environmental control agency that is responsible for publishing the data to the population demonstrates the Company’s transparency in its relationship with the community and the consistency of its environmental policy.
In 2005 each one of the Company’s operational units developed its own project to minimize waste generation, in accordance with the guidelines of the Company’s Waste Management Plan. These will be put into practice in 2006 expressing the Company’s policy of continuous improvement of its environmental performance.

Page: 70

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários — CVM)
ANNUAL INFORMATION — IAN
YEAR ENDED 12/31/2005
01.01 — IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

15.01 — ENVIRONMENTAL PROBLEMS
In Carajás, CVRD invests in waste treatment both in its operational areas and in the town complex. Organic waste, collected in the town’s restaurants and in the mine, for example, is taken to the Waste Storage Center, and from there to the composting plant, where it is mixed with sawdust and cut grass to transform it into organic fertilizer. This is used in landscaping in the town and in the degraded areas being recovered.
Innovation
As well as using the best tools available internationally to control emissions, CVRD’s environmental actions in 2005 included a technological innovation: its pellet powder suppressor. This is an organic compound product which reduces the emission of material in particle form by the pelletization plants, also reducing water consumption in the iron ore heaps and improving the process of industrial production of pallets.
The technology of the powder suppressor was developed over two years, and first used routinely in August, 2005. It is a viscous paraffin-related substance which involves pellets in the stacking, recovery and loading operations, and minimizes generation of waste. Its usefulness extends to the final client, since it can also improve handling at the destination port, keeping storage facilities and plants free of emissions.
Previously this control was carried out by applying water, but this has disadvantages: water evaporates, interferes with the quality of the pallets and can increase humidity after loading. CVRD invested R$ 4 million on the powder suppressing technique, in tests and installations, and will spend R$ 10 million annually on its operation. Application of the product saves 125,000 cubic meters of water annually, enough to supply 350 families.
CVRD also invests in bio-diesel as a clean and renewable energy source. Last year it began tests adding 20% of bio-diesel to diesel oil in the trains operating the Vitória-Minas Railroad. These tests exceeded the government targets – the Brazilian National Bio-Fuels Production and Use Program is targeting addition of only 2% of bio-diesel by 2008. CVRD is Brazil’s largest consumer of diesel oil, and will be installing tanks in Tubarão (Espírito Santo) and Nova Era (Minas Gerais), for storage of the oil produced by Brazil’s soy processors.
Awareness
CVRD believes that training and skills acquisition for its employees and sub-contractors are a vital element in achieving continuous improvement of environmental management systems. The Surface Water Resources Quality Management Course, held in 2005 in partnership with the Environmental Water Technology Company (Cetesb), showed that continuous training leads to a real change in values and attitudes. The course prepared 50 key managers and members of the Water Resources Management Committees of all the operational units.
The procedures for reduction, handling, packaging and sale of waste products were included in the training of all the operational areas, a total of 350 managers. The content of the three modules of the On Track to Environmental Development (Trilhas para o Desenvolvimento Ambiental) program, in the Waste, Water Resources and Risk areas, were prepared during 2005.
Environmental awareness is being taken not only to the employees, but also to the communities where CVRD works.

Page: 71

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários — CVM)
ANNUAL INFORMATION — IAN
YEAR ENDED 12/31/2005
01.01 — IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

15.01 — ENVIRONMENTAL PROBLEMS
In Canaã dos Carajás, in Pará, Brazil, the Environmental Education Program covered approximately 3,000 teachers and pupils in the 5th to 8th classes of basic education in public schools, for investment of R$ 436,000.
In the Brazilian state of Maranhão, in the region of Itaqui-Bacanga, the Urban Cleaning Education Program, with a budget of R$ 2.8 million under the Cidade Vale Mais program, focuses on urban cleaning and environmental education, helping the cause of sustainable development.
The Tubarão Botanical Park and the Carajás Zoobotanical Park are part of CVRD’s strategy of raising environmental awareness. In 2005 the Company also inaugurated the initial installations of the new Botanical Park of São Luís, the capital city of Brazil’s Maranhão state, with 110 hectares, to be open totally to the population in 2006, expecting between 100,000 and 200,000 visitors per year. The parks at Tubarão and Carajás respectively received 96,000 and 42,000 visitors in 2005.
CVRD’s total investment on the three parks, in 2005, was R$ 1.4 million.
At Tubarão 30,000 students of various age groups have been given monitored visits to the park, and offered environmental educational activities and visits to the Tubarão Industrial and Port Complex. There were also art and theatre workshops, lectures, shows, films and meetings with the researchers, all on the theme of the environment – a total of 458 events with 32,000 participants. The Tubarão Botanical Park covers 33 hectares and has a space for events, four meeting rooms and a 130-seat auditorium with audiovisual projection.
The Zoobotanical Park, in 30 hectares of the Carajás National Forest, is considered to be a model of protection of biodiversity for the Amazon Region. It hosts between 200 and 250 animal species and offers educational programs on the environment to the community of Carajás and nearby regions. In 2005 it began a process of restructuring which will increase its scientific and botanical research activities.
The Rio Doce Valley Nature Reserve in Linhares, in the Brazilian state of Espírito Santo, which is a Unesco Natural Heritage Site, is part of the series of Conservation Units of the Brazilian Discovery Coast, and is also open to the public. In 2005 approximately 10,000 people visited the reserve, which is also visited by a large number of researchers and scientists, attracted by one of the most outstanding – and internationally recognized – centers of knowledge about the Brazilian Atlantic Forest.
CVRD also supports and sponsors events that promote environmental consciousness-raising and debate. As a Company interested in promoting Brazilian biodiversity, it participates in the most important Brazilian and international organizations committed to preserving the environment and sustainable development – such as the Brazilian Business Council for Sustainable Development (CEBDS), the International Emissions Trading Association (Ieta) and the World Business Council for Sustainable Development (WBCSD). It is also a member of the Convention on Biological Diversity (CBD), which establishes rules and principles for the use and protection of biological diversity in each signatory country.

Page: 72

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários — CVM)
ANNUAL INFORMATION — IAN
YEAR ENDED 12/31/2005
01.01 — IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

16.01 — LAWSUITS WITH A VALUE EXCEEDING 5% OF STOCKHOLDERS’ EQUITY OR NET PROFIT

		3 - % OF
		STOCKHOLDERS’				6 - AMOUNT (R$
1 - ITEM	2 - DESCRIPTION	EQUITY	4 - % OF NET PROFIT	5 - PROVISION		THOUSANDS)
				YES	NO
01	Labor Suits	2.28	5.26	X		549,000
02	Tax Disputes	8.54	19.67	X		2,054,000
03	Other Suits	2.41	5.55	X		580,000

Page: 73

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários — CVM)
ANNUAL INFORMATION — IAN
YEAR ENDED 12/31/2005
01.01 — IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

CHAPTER I — NAME, PURPOSE, HEAD OFFICE AND DURATION
Article 1 — COMPANHIA VALE DO RIO DOCE, referred to in abbreviated form as CVRD, is a joint-stock company governed by the present By-Laws and by applicable legislation.
Article 2 — The purpose of the company is:
I.	the exploitation of mineral deposits in Brazil and abroad by means of extraction, processing, industrialization, transportation, shipment and commerce of mineral assets;

II.	the building and operation of railways and the exploitation of own or third party rail traffic;

III.	the building and operation of own or third party marine terminals, and the exploitation of nautical activities for the provision of support within the harbor;

IV.	the provision of logistics services integrated with cargo transport, comprising generation, storage, transshipment, distribution and delivery within the context of a multimodal transport system;

V.	the production, processing, transport, industrialization and commerce of all and any source and form of energy, also involving activities of production, generation, transmission, distribution and commerce of its products, derivatives and subproducts;

VI.	the carrying-on, in Brazil or abroad, of other activities that may be of direct or indirect consequence for the achievement of its corporate purpose, including research, industrialization, purchase and sale, importation and exportation, the exploitation, industrialization and commerce of forest resources and the provision of services of any kind whatsoever;

VII.	constituting or participating in any fashion in other companies, consortia or associations directly or indirectly related to its business purpose.”
Article 3 — The head office and legal venue of the company shall be in the city of Rio de Janeiro, State of Rio de Janeiro, the company being empowered for the better realization of its activities to set up branch offices, subsidiary branch offices, depots, agencies, warehouses, representative offices or any other type of establishment in Brazil or abroad.
Article 4 — The term of duration of the company shall be unlimited.
CHAPTER II — CAPITAL AND SHARES
Article 5 — The capital stock is in the amount of R$ 19,492,400,974.56 (nineteen billion, four hundred and ninety-two million, four hundred thousand, nine hundred and seventy-four reais and fifty-six cents) corresponding to 2,459,657,058 (two billion, four hundred fifty nine million, six hundred fifty seven thousand and fifty eight) shares, being R$ 9,007,032,395.62 (nine billion, seven million, thirty-two thousand, three hundred and ninety-five reais and sixty-two cents) divided into 1,499,898,858 (one billion, four hundred ninety nine million, eight hundred ninety eight thousand, eight hundred fifty eight) common shares and R$ 10,485,368,578.94 (ten billion, four hundred and eighty-five million, three hundred and sixty-eight thousand, five hundred and seventy-eight reais and ninety-four cents), divided into 959,758,200 (nine hundred fifty nine million, seven hundred fifty eight thousand and two hundred) Class A preferred shares, including six (6) Special Class shares, all without par value.

§ 1 - The shares are common shares and preferred shares. The preferred shares comprise class A and special class.

§ 2 - The special class preferred share shall belong exclusively to the Federal Government. In addition to the other rights which are expressed and specifically attributed to these shares in the current By-Laws, the special class shares shall possess the same rights as the class A preferred shares.

§ 3 - Each common, class A preferred share and special class shares shall confer the right to one vote in decisions made at General Meetings, the provisions of § 4 following being observed.

§ 4 - The preferred class A and special shares will have the same political rights as the common shares, with the exception of voting for the election of Board Members, excepting the provisions set forth in §§ 2 and 3 of Article 11 following, and also the right to elect and dismiss one member of the Fiscal Council, and its respective alternate.

Page: 74

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários — CVM)
ANNUAL INFORMATION — IAN
YEAR ENDED 12/31/2005
01.01 — IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

§ 5 — Holders of class A preferred and special class shares shall be entitled to receive dividends calculated as set forth in Chapter VII in accordance with the following criteria:
a) priority in receipt of dividends specified in § 5 corresponding to: (i) a minimum of 3% (three percent) of the stockholders’ equity of the share, calculated based on the financial statements which served as reference for the payment of dividends, or (ii) 6% (six percent) calculated on the portion of the capital formed by this class of share, whichever higher;
b) entitlement to participate in the profit distributed, on the same conditions as those for common shares, once a dividend equal to the minimum priority established in accordance with letter “a” above is ensured; and
c) entitlement to participate in any bonuses, on the same conditions as those for common shares, the priority specified for the distribution of dividends being observed.

§ 6 — Preferred shares shall acquire full and unrestricted voting rights should the company fail to pay the minimum dividends to which they are entitled during 3 (three) consecutive fiscal years, under the terms of §5 of Article 5.

Article 6 — The company is authorized to increase its share capital up to the limit of 1.800.000.000 (one billion and eight hundred million) common shares and 3.600.000.000 (three billion and six hundred million) class A preferred shares. Within the limit authorized by the present Article, the company shall, by means of a decision by the Board of Directors, be entitled to increase the share capital without any alteration of the By-Laws by means of the issuance of common shares and/or preferred shares.

§ 1 - The Board of Directors shall determine the conditions for issuance, including the price and the period of time prescribed for paying up.

§ 2 - At the option of the Board of Directors the preemptive right in the issuance of shares, bonds convertible into shares and subscription bonuses, the placement of which on the market may be by sale on the stock exchange or by public subscription as per the prescriptions set forth in Law no. 6.404/76, may be rescinded.

§ 3 - Provided that the plans approved by the General Meeting are complied with, the company shall be entitled to delegate the option of share purchase to its administrators and employees, with shares held in Treasury or by means of the issuance of new shares, the shareholders’ preemptive right being excluded.

Article 7 — The special class share shall possess a veto right regarding of the following subjects:
I.	change of name of the company;

II.	change of location of the head office;

III.	change of the corporate purpose with reference to mineral exploitation;

IV.	the winding-up of the company;

V.	the sale or cessation of the activities of any part or of the whole of the following categories of the integrated iron ore systems of the company: (a) mineral deposits, reserves and mines; (b) railways; (c) ports and marine terminals;

VI.	any alteration of the rights assigned to the types and classes of the shares issued by the company in accordance with the prescriptions set forth in the present By-Laws;

VII.	any alteration of the present Article 7 or of any of the other rights assigned to the special class share by the present By-Laws.
CHAPTER III — GENERAL MEETING
Article 8 — The ordinary Shareholders’ General Meeting shall be held within the first four months following the end of the fiscal year and, extraordinarily, whenever called by the Board of Directors.

§ 1 - An extraordinary Shareholders’ General Meeting shall be competent to discuss the subjects specified in Article 7.

Page: 75

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários — CVM)
ANNUAL INFORMATION — IAN
YEAR ENDED 12/31/2005
01.01 — IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

§ 2 - The holder of the special class share shall be formally requested by the company to attend for the purpose of discussing the subjects specified in Article 7 by means of personal correspondence addressed to its legal representative, a minimum period of notice of 15 (fifteen) days being given.

§ 3 - Should the holder of the special class share be absent from the General Meeting called for this purpose or should it abstain from voting, the subjects specified in Article 7 shall be deemed as having been approved by the holder of the said special class.

Article 9 — At an Ordinary or Extraordinary General Meeting, the chair shall be taken by the Chairman, or in his absence by the Vice-Chairman of the Board of Directors of the company, and the Secretary of the Board of Directors shall act as secretary, as per § 14 of Article 11.
Sole Paragraph — In the case of temporary absence or impediment of the Chairman or Vice-Chairman of the Board of Directors, the General Meeting of Shareholders shall be chaired by their respective alternates, or in the absence or impediment of such alternates, by an Officer specially appointed by the Chairman of the Board of Directors.
CHAPTER IV — ADMINISTRATION
Article 10 — The Board of Directors and the Executive Board shall be responsible for the administration of the company.

§ 1- The members of the Board of Directors and the Executive Board shall take office by means of signing the Minute Book of the Board of Directors or the Executive Board, as the case may be.

§ 2- The term of office of the members of the Board of Directors and the Executive Board shall be extended until their respective successors have taken office.

§ 3- The General Meeting shall fix the overall amount for the remuneration of the administrators, benefits of any kind and allowances being included therein, taking into account the responsibilities of the administrators, the time devoted to the performance of their duties, their competence and professional repute and the market value of their duties, their competence and professional repute and the market value of their services. The Board of Directors shall apportion the fixed remuneration among its members and the Executive Board.

§ 4- The Board of Directors shall be supported by technical and consultant bodies, denominated Committees, regulated as set forth in Section II — Committees hereinafter.
SECTION I — BOARD OF DIRECTORS
Subsection I — Composition
Article 11 — The Board of Directors, a joint decision-making body, shall be elected by the General Meeting and shall be formed of 11 (eleven) effective members and their respective alternates, all being shareholders in the company, and one of whom shall be the Chairman of the Board and another shall be the Vice-Chairman.

§ 1- The term of office of the members of the Board of Directors shall be 2 (two) years, their re-election being permitted.

§ 2- Under the terms of Article 141 of Law # 6,404/76, 1 (one) member and his alternate of the Board of Directors, may be elected and removed, by means of a separate vote at the general meeting of shareholders, excluding the controlling shareholder, by the majority of holders, respectively, of:

I — common shares representing at least 15% (fifteen percent) of the total shares with voting rights; and

II — preferred shares representing at least 10% (ten percent) of share capital.

§ 3- Having ascertained that neither the holders of common shares or preferred shares have respectively formed the quorum required in sections I and II of §2 above, they shall be entitled to combine their shares to jointly elect a member and an alternate to the Board of Directors, and in such hypothesis the quorum established in section II of §2 of this Article shall be observed.

Page: 76

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários — CVM)
ANNUAL INFORMATION — IAN
YEAR ENDED 12/31/2005
01.01 — IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

§ 4- The entitlement set forth in §2 of this Article may only be exercised by those shareholders who are able to prove uninterrupted ownership of the shares required therein for a period of at least 3 (three) months, immediately prior to the general shareholders meeting which elected the members of the Board of Directors.

§ 5- From among the 11 (eleven) effective members and their respective alternates of the Board of Directors, 1 (one) member and his alternate shall be elected and/or removed, by means of a separate vote, by the employees of the company.

§ 6- The Chairman and the Vice-Chairman of the Board of Directors shall be elected among the members thereof during a Meeting of the Board of Directors to be held immediately after the General Meeting which has elected them.

§ 7- In the case of impediment or temporary absence, the Vice-Chairman shall replace the Chairman, and during the period of such replacement the Vice-Chairman shall have powers identical to those of the Chairman, the alternate of the Chairman being nevertheless entitled to exercise the right to vote in his capacity as a member of the Board of Directors.

§ 8- Should a vacancy occur in the office of Chairman or Vice-Chairman, the Board of Directors shall elect the respective alternates in the first Meeting to be held after the vacancy.

§ 9- During their impediments or temporary absences, the members of the Board of Directors shall be replaced by their respective alternates.

§ 10- Should a vacancy occur in the office of a member of the Board of Directors or of an alternate, the vacancy shall be filled by nomination by the remaining members of an alternate who shall serve until the next General Meeting, which shall decide on his election. Should vacancies occur in the majority of such offices, a General Meeting shall be convened in order to proceed with a new election.

§ 11- Whenever the Board of Directors is elected under the multiple vote regime, as established in Article 141 of Law # 6,404/1976, the Chairman of the shareholders meeting shall inform those shareholders present that the share which elected a member of the Board of Directors, by means of a separate vote in accordance with §§2 and 3 of Article 11, may not participate in the multiple vote regime and, evidently, may not participate in the calculation of the respective quorum. Once the separate vote has been held, then the ratio may be definitively defined in order to proceed with the multiple vote.

§ 12- With the exception of the effective members and their respective alternates, elected by means of separate vote, respectively, by the employees of the company and by the holders of preferred shares, under section II, §2 of Article 11, whenever the election for the Board of Directors is held under the multiple vote regime, the removal of any member of the Board of Directors, effective or alternate, by the general shareholders meeting, shall imply in the removal of the other members of the Board of Directors, and consequently a new election shall be held; in other cases of vacancy, in the absence of an alternate, the first general shareholders meeting shall elect the whole Board.

§ 13- Whenever, cumulatively, the election of the Board of Directors is held under the multiple vote system and the holders of common shares or preferred shares or company employees exercise the right established in §§ 2, 3 and 5 above, the shareholder or group of shareholders under vote agreement who hold over 50% (fifty percent) of shares with voting rights, shall be ensured the right to elect officers in a number equal to those elected by the other shareholders, plus one, irrespective of the number of officers established in the caption of Article 11.

§ 14- The Board of Directors shall have a Secretary, appointed by the Chairman of the Board of Directors, who shall necessarily be an employee or administrator of the company, in whose absence or impediment shall be replaced by another employee or administrator as designated by the Chairman of the Board of Directors.

Subsection II – Workings
Article 12 — The Board of Directors shall meet on an ordinary basis once a month and extraordinary whenever called by the Chairman or, in his absence, by the Vice-Chairman of the Board or by any 2 (two) members acting together.
Article 13 — Meetings of the Board of Directors shall only be held with the presence of and decisions shall only be taken by the affirmative vote of a majority of its members.

Page: 77

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários — CVM)
ANNUAL INFORMATION — IAN
YEAR ENDED 12/31/2005
01.01 — IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

§ 1- The minutes of the meetings of the Board of Directors shall be recorded in the Book of Minutes of Meetings of the Board of Directors which, after having been read and approved by the officers present at the meetings, shall be signed in a number sufficient to constitute the majority necessary for approval of the subjects examined.

§ 2- The Secretary shall be responsible for the recording, distribution, filing and safeguard of the respective minutes of the meetings of the Board of Directors, as well as for the issuance of abstracts of the minutes and certificates of approvals of the Board of Directors.

Subsection III – Responsibilities
Article 14 — The Board of Directors shall be responsible for:
I.	electing, evaluating and at any time removing the Executive Officers of the company, and assigning functions to them;

II.	distributing the remuneration established by the general shareholders meeting among its members and those of the Executive Board;

III.	assigning the functions of Investor Relations to an Executive Officer;

IV.	approving the policies relating to selection, evaluation, development and remuneration of members of the Executive Board;

V.	approving the company’s human resources general policies as submitted to it by the Executive Board;

VI.	establishing the general guidance of the business of the company, its whollyowned subsidiary companies and controlled companies;

VII.	approving the strategic guidelines and the strategic plan of the company submitted annually by the Executive Board;

VIII.	approving the company’s annual and multi-annual budgets, submitted to it by the Executive Board;

IX.	monitoring and evaluating the economic and financial performance of the company, and may request the Executive Board to provide reports with specific performance indicators;

X.	approving investments and/or divestiture opportunities submitted by the Executive Board which exceed the limits established for the Executive Board as defined by the Board of Directors;

XI.	issuing opinions on operations relating to merger, split-off, incorporation in which the company is a party, as well as share purchases submitted by the Executive Board;

XII.	with the provisions set forth in Article 2 of the present By-Laws being complied with, making decisions concerning the setting-up of companies, or its transformation into another kind of company, direct or indirect participation in the capital of other companies, consortia, foundations and other organizations, by means of the exercise of rights withdrawal, the exercise of non-exercise of rights of subscription, or increase or sale, both direct and indirect, of corporate equity, or in any other manner prescribed by law, including but not limited to, merger, split-off and incorporation in companies in which it participates;

XIII.	approving the corporate risks and financial policies of the company submitted by the Executive Board;

XIV.	approving the issuance of simple debentures, not convertible into share and without collateral submitted by the Executive Board;

XV.	approving the accounts of the Executive Board, substantiated in the Annual Report and the Financial Statements, for subsequent submission to the Ordinary General Meeting;

Page: 78

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SECURITIES COMMISSION (Comissão de Valores Mobiliários — CVM)
ANNUAL INFORMATION — IAN
YEAR ENDED 12/31/2005
01.01 — IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

XVI.	approving the employment of profit for the year, the distribution of dividends and, when necessary, the capital budget, submitted by the Executive Board, to the later direction to the appreciation of the Ordinary Shareholders Meeting;
XVII.	selecting and removing external auditors of the company, based on the Fiscal Council’s recommendation, in accordance with section (ii) of §1º of Article 39;
XVIII.	appointing and removing the person responsible for the internal auditing and for the Ombud of the company, who shall report directly to the Board of Directors;

XIX.	approving the policies and the annual audit plan of the company submitted by the person responsible for internal auditing, as well as to acknowledge the respective reports and determine the adoption of necessary measures;

XX.	overseeing the management of the company by the Executive Officers and examining at any time, the books and documents of the Company, requesting information about contracts signed or about to be signed, and about any other actions, in order to ensure the financial integrity of the Company;

XXI.	approving alterations in corporate governance rules, including, but not limited to, the process of rendering of accounts and the process of disclosure of information;

XXII.	approving policies of employee conducts based on ethical and moral standards described in the Code of Ethics of the Company, to be observed by all administrators and employees of the Company, its subsidiaries and controlled companies;

XXIII.	approving policies to avoid conflicts of interests between the Company and its shareholders or its administrators, as well as the adoption of the measures considered necessary in the event such conflicts arise;

XXIV.	approving policies of corporate responsibility of the Company, mainly those related to: the environment, health and labor safety, and social responsibility of the Company, submitted by the Executive Board;

XXV.	establishing criteria for the Executive Board in relation to the purchase of, sale of and placing of liens on fixed assets and for the constitution of encumbrances, the provisions set forth in Article 7 of the present By-Laws being complied with;

XXVI.	approving the provision of guarantees in general, and establishing criteria for the Executive Board in relation to the contracting of loans and financing and for the signing of other contracts;
XXVII.	establishing criteria for the Executive Board in relation to the signing of commitments, waiving of rights and transactions of any nature, except for the waiver of its preemptive rights in the subscription and purchase of shares, under section XII of Article 14;

XXVIII.	approving any matters which are not the competence of the Executive Board, under the terms of the present By-Laws, as well as matters whose limits exceed the criteria established for the Executive Board, as established in Article 14;

XXIX.	approving any reformulation, alteration, or amendment of shareholders’ agreements or consortia contracts, or of agreements among the shareholders or among the consortia parties of companies in which the company participates, as well as approving the signing of new agreements and/or consortia contracts that address subjects of this nature;

XXX.	authorize the negotiation, signing or alteration of contracts of any kind of value between the company and (i) its shareholders, either directly or through intermediary companies (ii) companies which directly or indirectly participate in the capital of the controlling shareholder or which are controlled, or are under joint control, by companies which participate in the capital of the controlling shareholder, and/or (iii) companies in which the controlling shareholder of the company participates, and the Board of Directors may establish delegations, with standards and procedures, which meet the requirements and nature of the operations, without prejudice of keeping the aforementioned group duly informed of all company transactions with related parties;

XXXI.	expressing its opinion regarding any matter to be submitted to the General Meeting of Shareholders;

XXXII.	authorizing the purchase of shares of its own issuance for maintenance in treasury, cancellation or subsequent sale;

XXXIII.	approving the recommendations submitted by the Fiscal Council of the Company in the exercise of its legal and statutory attributions.

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§ 1- The Board of Directors shall be responsible for appointing, as submitted by the Executive Board, the persons who shall form part of the Administrative, Consulting and Audit bodies of those companies and organizations in which the company participates, directly or indirectly.

§ 2- The Board of Directors may, at its discretion, delegate the assignment mentioned in the prior paragraph to the Executive Board.
SECTION II — COMMITTEES
Article 15 — The Board of Directors, shall have, for advice on a permanent basis, 5 (five) technical and advisory committees, denominated as follows: Executive Development Committee, Strategic Committee, Finance Committee, Accounting Committee and Governance and Sustainability Committee.

§ 1 - The Board of Directors, at its discretion, may also establish, for its consulting support, other committees to fulfill consultant or technical tasks, other than those permanent committees as set forth in the caption of this Article.

§ 2 - The members of the committees shall be remunerated as established by the Board of Directors, and those members who are administrators of the company shall not be entitled to additional remuneration for participating on the committees.

Subsection I – Mission
Article 16 — The mission of the committees shall be to provide support to the Board of Directors, which includes the follow up of the activities of the Company, in order to increase the efficiency and quality of its decisions.
Subsection II – Composition
Article 17 — The members of the committees shall have proven experience and technical skills in relation to matters that are the object of the respective committee’s responsibility and shall be subject to the same legal duties and responsibilities as the administrators.
Article 18 — The composition of each committee shall be defined by the Board of Directors.
§ 1 - The members of the committees shall be appointed by the Board of Directors and may belong to company administration bodies or not.
§ 2 - The term of management for the members of the committees shall begin as of their appointment by the Board of Directors, and termination shall coincide with the end of the management term of the members of the Board of Directors, and reappointment shall be permitted.
§ 3 - During their management, members of the committees may be removed from office by the Board of Directors.
Subsection III – Workings
Article 19 — Standards relating to the workings of each committee shall be defined by the Board of Directors.

§ 1- The committees established within the company shall not have decision making power and their reports and proposals shall be submitted to the Board of Directors for approval.

§ 2- The committees’ reports do not constitute a necessary condition for the presentation of matters for scrutiny and approval by the Board of Directors.

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Subsection IV – Responsibilities
Article 20 — The main duties of the committees are set forth in Article 21 and subsequent articles, whereas their detailed duties shall be defined by the Board of Directors.
Article 21 — The Executive Development Committee shall be responsible for:

I- issuing reports on the human resources general policies of the Company submitted by the Executive Board to the Board of Directors;

II- analyzing and issuing reports to the Board of Directors on the restatement of remuneration of members of the Executive Board;

III- submitting and ensuring up-to-dateness of the performance evaluation methodology of the members of the Executive Board; and

IV- issuing reports on potential conflicts of interest between the company and its shareholders or administrators.
Article 22 — The Strategic Committee shall be responsible for:

I- issuing reports on the strategic guidelines and the strategic plan submitted annually by the Executive Board;

II- issuing reports on the company’s annual and multi-annual investment budgets submitted by the Executive Board to the Board of Directors;

III- issuing reports on investment and/or divestiture opportunities submitted by the Executive Board to the Board of Directors;

IV- issuing reports on operations relating to merger, split-off, incorporation in which the company and its controlled subsidiaries are a party, and on share purchases submitted by the Executive Board to the Board of Directors.

Article 23 — The Finance Committee shall be responsible for:

I- issuing reports on the corporate risks and financial policies and the internal financial control systems of the Company;

II- issuing reports on the compatibility between the remuneration level of shareholders and the parameters established in the annual budget and financial scheduling, as well as its consistency with the general policy on dividends and the capital structure of the company.

Article 24 — The Accounting Committee shall be responsible for:

I- recommending the appointment of the person responsible for the internal auditing of the Company to the Board of Directors ;

II- issuing reports on the policies and the Company’s annual auditing plan submitted by the employee responsible for internal auditing, and on its execution;

III- tracking the results of the Company’s internal auditing, and identifying, priorizing, and submitting actions to be accompanied by the Executive Board to the Board of Directors;

IV- analyzing the Annual Report, as well as the Financial Statements of the company and making recommendations to the Board of Directors.
Article 25 — The Governance and Ethics Committee shall be responsible for:

I- evaluating the efficiency of the company’s governance practices and the workings of the Board of Directors, and submitting improvements;

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II- submitting improvements to the code of ethics and in the management system in order to avoid conflicts of interests between the company and its shareholders or company administrators; and

III- issuing reports on policies relating to corporate responsibility, such as the environment, health, safety and social responsibility of the company submitted by the Executive Board.
SECTION III — EXECUTIVE BOARD
Subsection I – Composition
Article 26 — The Executive Board, the executive administration body of the company, shall consist of 6 (six) to 9 (nine) members, one of whom shall be the Chief Executive Officer and others shall be Executive Officers.

§1- The Chief Executive Officer shall submit to the Board of Directors the names of candidates for the Executive Board with renowned knowledge and specialization in the subject of responsibility of the respective operational area, and may also at any time submit to the Board of Directors a motion to remove.

§2- The Executive Officers shall have their individual duties defined by the Board of Directors.

§3- The management term of the members of the Executive Board shall be 2 (two) years, and re-election shall be permitted.
Subsection II - Workings
Article 27 — In the case of temporary impediment of the Chief Executive Officer, same shall be replaced by another member of the Executive Board designated by majority vote of the members of the Executive Board, and in the case of absence, the Chief Executive Officer may designate his own substitute, who shall assume all legal, statutory and regulatory duties and responsibilities.

§1- In the case of temporary impediment or absence of any Executive Officer, same shall be replaced by one of the Executive Officers appointed by the Chief Executive Officer, who shall accumulate the legal, statutory and regulatory responsibilities of the absent or impeded Executive Officer, for the term of exercise of the post of the substituted Executive Officer, excluded the right to vote at Executive Board meetings.

§2- Should a vacancy occur in the office of an Executive Officer, the substitute member shall be selected and his name shall be submitted by the Chief Executive Officer to the Board of Directors who shall elect him to complete the remaining term of the substituted officer.
§3- Should a vacancy occur in the office of the Chief Executive Officer, the Executive Officer in charge of Finance shall substitute the Chief Executive Officer, accumulating his own duties, rights and responsibilities with those of the Chief Executive Officer until the Board of Directors holds a new election for the office of Chief Executive Officer.
Article 28 — In respect of the limits established for each Executive Officer, the decisions on matters affecting his specific operational area, provided that the matter does not affect the operational area of another Executive Officer, shall be taken by himself or in conjunction with the Chief Executive Officer, in matters or situations pre-established by the latter.
Article 29 — The Executive Board shall meet on an ordinary basis once a fortnight and extraordinarily whenever called by the Chief Executive Officer or his substitute.
Sole Paragraph — The Chief Executive Officer shall convene an extraordinary meeting of the Executive Board by virtue of the request of at least 3 (three) members of the Executive Board;
Article 30 — The meetings of the Executive Board shall only begin with the presence of the majority of its members.
Article 31 — The Chief Executive Officer shall chair the meetings of the Executive Board in order to priorize consensual approvals amongst its members.

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	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

§ 1- When there is no consent among members of the Board, the Chief Executive Officer may (i) withdraw the issue from the agenda, (ii) attempt to form a majority, with the use of his casting vote or, (iii) in the interests of the company and by grounded presentation, decide individually on the matters raised for joint approval, including those listed in Article 32, and in respect of the exceptions stated in §2 following;

§ 2- Decisions relating to annual and multi-annual budgets and to the strategic plan and the Annual Report of the company shall be taken by majority vote, considered to be all Executive Officers, provided that the favorable vote of the Chief Executive Officer is included therein.

§ 3- The Chief Executive Officer shall inform the Board of Directors the utilization of the prerogative concerning item (iii), §1 stated above, in the first Board of Directors meeting which succeed the corresponding decision.

Subsection III – Responsibilities
Article 32 — The Executive Board shall be responsible for:

I — approving the creation and elimination of Executive Departments subordinated to each Executive Director;

II — preparing and submitting to the Board of Directors the company’s general policies on human resources, and executing the approved policies;

III — complying with and ensuring compliance with the general guidelines and business policies of the Company laid down by the Board of Directors;

IV — preparing and submitting, annually, to the Board of Directors, the company’s strategic guidelines and the strategic plan, and executing the approved strategic plan;

V — preparing and submitting the Company’s annual and multi-annual budgets to the Board of Directors, and executing the approved budgets;

VI — planning and steering the company’s operations and reporting the company’s economic and financial performance to the Board of Directors, and producing reports with specific performance indicators;

VII — identifying, evaluating and submitting investment and/or divestiture opportunities to the Board of Directors which exceed the limits of the Executive Board as defined by the Board of Directors, and executing the approved investments and/or divestitures;

VIII — identifying, evaluating and submitting to the Board of Directors operations relating to merger, split-off, incorporation in which the company is a party, as well as share purchases, and conducting the approved mergers, split-offs, incorporations and purchases;

IX — preparing and submitting the company’s finance policies to the Board of Directors, and executing the approved policies;

X — submitting to the Board of Directors the issuance of simple debentures, not convertible into shares and without collateral;

XI — defining and submitting to the Board of Directors, after the drawing up of the balance sheet, the employment of profit for the year, the distribution of company dividends and, when necessary, the capital budget;

XII — preparing in each fiscal year the Annual Report and Financial Statements to be submitted to the Board of Directors and the General Meeting;

XIII — adhere to and encourage adhesion to the company’s code of ethics, established by the Board of Directors;

XIV — preparing and submitting to the Board of Directors the company’s policies on corporate responsibility, such as the environment, health, safety and social responsibility, and implementing the approved policies;

XV — authorizing the purchase of, sale of and placing of liens on fixed and non fixed assets including securities, the contracting of services, the company being the provider or receiver of such, being empowered to establish standards and delegate powers, all in accordance with the criteria and standards established by the Board of Directors;

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XVI — authorizing the signing of agreements, contracts and settlements that constitute liabilities, obligations or commitments on the company, being empowered to establish standards and delegate powers, all in accordance with the criteria and standards established by the Board of Directors;

XVII — propose to the Board of Directors any reformulation, alteration, or amendment of shareholders’ agreements or of agreements among the shareholders of companies in which the company participates, as well as suggesting the signing of new agreements and consortia contracts that address subjects of this nature;

XVIII- authorizing the opening and closing of branch offices, subsidiary branch offices, depots, agencies, warehouses, representative officer or any other type of establishment in Brazil or abroad;

XIX — authorizing the undertaking of commitments, waiver of rights and transactions of any nature, liens on securities being excepted, under the terms of section XII of Article 14, being empowered to establish standards and delegate powers in accordance with the criteria and standards established by the Board of Directors;

XX — establishing and informing the Board of Directors on the individual limits of the Executive Officers, in respect of the limits of the Executive Board jointly, as established by the Board of Directors;

XXI — establishing, based on the limits fixed for the Board of Directors, the limits throughout the whole of the company’s administrative organization hierarchy.

§1- The Executive Board shall be empowered to lay down voting guidelines to be followed at the General Meetings by its proxies in the companies, foundations and other organizations in which the company participates, directly or indirectly, the investment plans and programs of the company, as well as the respective budgets being complied with, the limit of responsibility being observed as regards, among others, indebtedness, the sale of assets, the waiver of rights and the reduction of corporate equity investments.

§2- The Executive Board shall take steps to appoint persons who shall form part of the Administrative, Consultant and Audit bodies of those companies and organizations in which the company participates directly or indirectly.

Article 33 — The responsibilities of the Chief Executive Officer are to:

I — take the chair at meetings of the Executive Board;

II — exercise executive direction of the Company, with powers to coordinate and supervise the activities of the other Executive Officers, exerting his best efforts to ensure faithful compliance with the decisions and guidelines laid down by the Board of Directors and the General Meeting;

III — coordinate and supervise the activities of the business areas and units that are directly subordinated to him;

IV — select and submit to the Board of Directors the names of candidates for Executive Officer posts to be elected by the Board of Directors, and also to propose the respective removal;

V — coordinate the decision making process of the Executive Board, as provided for in Article 31 of Subsection II – Workings;

VI — grant vacation and leave to the members of the Executive Board, and designate other Executive Officers as their alternates;

VII — keep the Board of Directors informed about the activities of the company;

VIII — together with the other Executive Officers, prepare the annual report and draw up the balance sheet;
Article 34 — The Executive Officers are to:

I — organize the services for which they are responsible;

II — participate in meetings of the Executive Board, contributing to the definition of the policies to be followed by the company and reporting on matters of the respective areas of supervision and coordination;

III — comply with and ensure compliance with the policy and general guidance of the company’s business laid down by the Board of Directors, each Executive Officer being responsible for his business units and specific area of activities;

IV - contract the services described in §2º of Article 39, in compliance with determinations of the Fiscal Council.

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Article 35 — The company shall be represented as plaintiff or defendant in courts of law or otherwise, including as regards the signature of documents constituting responsibility for this, by 2 (two) members of the Executive Board, or by 2 (two) proxies established in accordance with § 1 of this Article, or by 1 (one) proxy jointly with an Executive Officer.

§1 - Except when otherwise required by law, proxies shall be appointed by a power of attorney in the form of a private instrument in which the powers granted shall be specified, the term of validity of powers of attorney “ad negotia” expiring on December 31 of the year in which it is granted.

§2 - The company may, moreover, be represented by a single proxy at the General Meetings of shareholders of the companies, consortia and other organizations in which it participates or for acts arising out the exercise of powers specified in a power of attorney “ad judicia” or: (a) at agencies at any level of government, customs houses and public service concessionaires for specific acts for which a second proxy is not necessary or not permitted; (b) for signing of contract instruments in solemnity or at which the presence of a second proxy is not possible; (c) for signing of documents of any kind which imply in an obligation for the company whose monetary limits shall be established by the Executive Board.

§3 In the case of commitments assumed abroad, the company may be represented by a single member of the Executive Board, or by an attorney in-fact with specific and limited powers according to the present By-Laws.

§4 - Summons and judicial or extrajudicial notifications shall be made in the name of the Executive Officer responsible for Investor Relations, or by proxy as established in § 1 of this Article.
CHAPTER V — FISCAL COUNCIL
Article 36 — The Fiscal Council, a permanently functioning body, shall be formed of 3 (three) to 5 (five) effective members and an equal number of alternates, elected by the General Meeting, which shall fix their remuneration.
Article 37 — The members of the Fiscal Council shall carry out their duties until the first Ordinary General Meeting to be held following their election, their re-election being permitted.
Article 38 — In their absence or impediment, or in cases of vacancy of office, the members of the Fiscal Council shall be replaced by their respective alternates.
Article 39 – The Fiscal Council shall be responsible to exercise the functions attributed to it by the applicable prevailing legislation, in these By-Laws, and as regulated by its own Internal Rules to be approved by its members;
§ 1º- The Internal Rules of the Fiscal Council shall regulate, in addition to the attributions already established in Law 6.404/76, imperatively, the following:
(i)	to establish the procedures to be adopted by the Company to receive, process and treat denunciations and complaints related to accounting, internal accounting controls and auditing matters, and ensure that the procedures for receiving complaints will guarantee secrecy and anonymity to the complainants;

(ii)	to recommend and assist the Board of Directors in the selection, remuneration and dismissal of the external auditors of the Company;

(iii)	to deliberate concerning the contracting of new services that may be rendered by the external auditors of the Company;

(iv)	to supervise and evaluate the work of the external auditors, and to direct the management of the Company concerning any need to withhold the remuneration of the external auditor, as well as to mediate any disputes between management and the external auditors regarding the financial statements of the Company;
§ 2º — For adequate performance of its duties, the Fiscal Council may determine the contracting of services from lawyers, consultants and analysts, and other resources that may be necessary for the performance of its duties, while observing the budget, proposed by the Fiscal Council and approved by the Board of Directors, without prejudice to the provisions established in §8º of Article 163 of Law 6.404/76;

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	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

§3º- The members of the Fiscal Council shall provide, within at least 30 (thirty) days before the Annual Shareholders’ Meeting is held, their analysis of the management report and the financial statements.
CHAPTER VI — COMPANY PERSONNEL
Article 40 — The company shall maintain a social security plan for its employees administered by a foundation established for this purpose, the provisions of prevailing legislation being complied with.
CHAPTER VII — FINANCIAL YEAR AND DISTRIBUTION OF PROFITS
Article 41 — The fiscal year of the company shall coincide with the calendar year, thus finishing on December 31, when the balance sheets shall be prepared.
Article 42 — After the constitution of the legal reserve, the employment of the remaining portion of the net profit verified at the end of each financial year (which shall coincide with the calendar year) shall, on the motion of the Administration, be submitted to the decision of the General Meeting.
Sole Paragraph — The amount of the interest, paid or credited in the form of interest on stockholders’ equity in accordance with the prescriptions of Article 9, § 7 of Law # 9,249 dated December 26, 1995 and of relevant legislation and regulations, may be ascribed to the compulsory dividend and to the minimum annual dividend on the preferred shares, such amount for all legal purposes forming the sum of the dividends distributed by the company.
Article 43 — The proposal for distribution of profit shall include the following reserves:
I.	Depletion Reserve, to be constituted in accordance with prevailing fiscal legislation;

II.	Investments Reserve, in order to ensure the maintenance and development of the main activities which comprise the company’s purpose, in an amount not greater than 50% (fifty percent) of distributable net profit up to a maximum of the company’s share capital.
Article 44 — At least 25% (twenty-five percent) of the net annual profit, adjusted as per the law, shall be devoted to the payment of dividends.
Article 45 — At the proposal of the Executive Board, the Board of Directors may determine the preparation of the balance sheets in periods of less than a year and declare dividends or interest on stockholders’ equity on account of the profit verified in these balances as well as to declare for the account of accrued profits or profit reserves existing in the latest annual or semi-annual balance sheet.
Article 46 — The dividends and interest on stockholders’ equity mentioned in the Sole Paragraph of Article 42 shall be paid at the times and at the places specified by the Executive Board, those not claimed within 3 (three) years after the date of payment reverting in favour of the company.
This attachment constitutes part of the Minutes of the Ordinary and Extraordinary General Shareholders Meetings held on April 27, 2006.

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Rio de Janeiro, April 27, 2006.

Jorge Luiz Pacheco	Kátia Christina V. Rabelo de Melo
Chairman	Secretary

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19.01 — COMPETITORS
     AFFILIATED: ITABIRA RIO DOCE COMPANY LTDA.
Itaco is a trading company which commercializes products manufactured by companies of the CVRD group to customers in Latin America, North America, Africa, Asia, Middle East and Europe. No competition is established by those companies.

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19.03 – RAW MATERIAL AND SUPLLIERS
     AFFILIATED: ITABIRA RIO DOCE COMPANY LTDA.
Itaco operates as trading company and does not beneficiate goods. On December, 2005 the amount of suppliers was US$ 625 millon, and of this value only US$ 5 million related to third parties. In 2004 we totaled US$ 485 million with suppliers. This increase between 2004 and 2005 due to iron ore and pellets price renegociation agreements. Below the Group suppliers that had amounts on December 2005:
•	Albrás;

•	Alunorte;

•	CVRD;

•	CVRD Overseas;

•	Mineração Rio do Norte – MRN;

•	Rio Doce Manganês

•	Rio Doce Manganês Norway

•	Seamar;e

•	Urucum

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19.04 — MAIN CUSTOMER PER PRODUCTS AND/OR SERVICES
     AFFILIATED: ITABIRA RIO DOCE COMPANY LTDA.
In 2004 and 2005 the revenue of goods of ITACO increased by approximately 78% (from US$ 3.3 billion in 2004 to US$ 5.8 billion in 2005). This increase is due to the excellent results obtained with iron ore and pellets. Those products accounted for 81% of the company’s total revenue.
Below we discribe the main clients by each traded product of the company.
•	Iron ore: Bao Steel, Corus, Gulf Industrial, Maanshan Iron & Steel, Nippon Steel, Philipine Sinter Corp, Rogesa, Sollac, Sumitomo Metal e Tangshan Iron;

•	Pellets: Bao Steel, Caribbean Ispat, Rio Doce Ltd, Siderar e Wheeling;

•	Copper: LG – Nikko Copper, Sterlite Industries e Glencore International;

•	Manganese: Best Power, Nikopol, Rio Doce Manganese Europe, Rio Doce Manganese Norway, Shanghai, SK Resources e Tongchuan;

•	Alumina: Alcan, Glencore e Hydro Aluminium;

•	Aluminum: Hydro Aluminium e Noble Resources; e

•	Bauxite: Glencore, Limerick Alumina Refining e Ormet Primary Aluminum Corporation.

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19.05 — OPERATIONS WITH RELATED COMPANIES
     AFFILIATED: ITABIRA RIO DOCE COMPANY LTDA.
     PRODUCTS/CUSTOMERS
     Pellets/Iron Ore
          Companhia Vale do Rio Doce — CVRD
          Urucum Mineração S.A.
     Manganese/Ferroalloys
          Rio Doce Manganês
          Urucum Mineração S.A.
     Alumina/Aluminium
          Alunorte – Alumina do Norte do Brasil S.A.
          Albras – Alumínio Brasileiro S.A.
     Bauxite
          MRN – Mineração Rio do Norte S.A.
     Cobre
          Companhia Vale do Rio Doce
     PRODUCTS/SELLERS
     Pellets/ Iron Ore
          Gulf Industrial Investment Co. – GIIC
          Rio Doce Limited
     Manganese/Ferroalloys
          Rio Doce Manganèse Europe
          Rio Doce Manganèse Norway

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	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

19.09 — CHARACTERISTICS OF THE BRANCH ACTIVITY
AFFILIATED: ITABIRA RIO DOCE COMPANY LTDA.
Itaco trades iron ore, pellets, manganese, ferroalloys aluminum and alumina to Europe, Asia, Latin America, North America, Middle East and Africa.

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	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

19.10 — PERFORMANCE REPORT
     AFFILIATED: ITABIRA RIO DOCE COMPANY LTDA.
2005 result was one of the best registered by Itaco (US$ 1,839 million in 2005 against US$ 505 million in 2004). The growth is mainly due to margims obtained with goods and the equity result, analysed below:
Goods
Iron ore and pellets acccounted for 95% of the margim variation obtained in 2005.
Iron ore registered a US$ 979 million of gross margim in 2005 and US$ 239 million in 2004.
Pellets registered a US$ 256 million of gross margin ins 2005 and US$ 67 million in 2004.
Investments
The positve variation obtained with equity result on December 2005 compared to 2004 is mainly due to the following companies: CVRD Overseas e Amazon Iron Ore.
CVRD Overseas is located at Bahamas and its main activity is trading iron ore and pellets produced by CVRD Group. The result obtained in 2005 reflects better margim from this company.
Amazon Iron Ore’s main activity is the investment in Caemi Mineração of 60%. The result of 2005 refers basically to the equity of this investment.

Page: 93

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários — CVM)
ANNUAL INFORMATION — IAN
YEAR ENDED 12/31/2005
01.01 — IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

19.01 — COMPETITORS
AFFILIATED: RIO DOCE EUROPA S. A. R. L.
The affiliated company Rio Doce Europa S.A.R.L is a holding company without operational activities, hence the items below will present information of Rio Doce International Finance Ltd.
Nothing to report.

Page: 94

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários — CVM)
ANNUAL INFORMATION — IAN
YEAR ENDED 12/31/2005
01.01 — IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

19.05 — OPERATIONS WITH RELATED COMPANIES
AFFILIATED: RIO DOCE EUROPA S. A. R. L.
LOAN CONTRACTS
Companhia Vale do Rio Doce – CVRD
Vale do Rio Doce Navegação S.A. – DOCENAVE
Itabira Rio Doce Company Limited – ITACO
Seamar Shipping Corporation – SEAMAR
Rio Doce Manganêse Europe – RDME
Rio Doce Norway – RDN
Rio Doce Manganêse Norway – RDMN
Société Industrielle Et Commerciale Brasilo-Luxembourgeouse S.A . — Brasilux
Brasamericán
Rio Doce América — RDA
Rio Doce International — RDI
Rio Doce Limited
Amazon Iron Ore
FCA Overseas
PPSA Overseas
Ferteco Internacional

Page: 95

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários — CVM)
ANNUAL INFORMATION — IAN
YEAR ENDED 12/31/2005
01.01 — IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

19.09 — CHARACTERISTICS OF THE BRANCH ACTIVITY
AFFILIATED: RIO DOCE EUROPA S. A. R. L.
The company has acted as a sub agent of iron ore sales in Europe and, according by, is affected by changes in the European market conditions.

Page: 96

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários — CVM)
ANNUAL INFORMATION — IAN
YEAR ENDED 12/31/2005
01.01 — IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

19.10 — PERFORMANCE REPORT
     AFFILIATED: RIO DOCE EUROPA S. A. R. L.
In December 2005 the company registered a net loss of US$ 143.706, which represents a reduction of 157.27% compared to the same period of the last year when the Company had a net profit of US$ 84,023.Continuing the operating closing down operations that started in 2004, REDIF no long has operating revenues, considering that the commissions received up to 2003 (in 2004 were registered revenues in the amount of US$ 2,354, relating to differences in the commissions received from Brasilux in prior periods) were suspended since Brasilux faced with difficulties, although due to CVRD contractual terms, RDIF has maintained the sales agent office costs.
Office abroad expenses: reduction of 80.86% (US$ 8,896 in 2005, and US$ 16,089 in 2004) in the services costs occurred substantially by the transfer of the costs contract of the RDASIA (Shanghai and Tokyo) to Itaco since June 2005.
Financial Result:
Financial income: resulting from market securities interests and, principally, interests received from loans to CVRD companies group. Increase of 56.74% (US$ 30,909 in 2005 and US$ 13,370 in 2004), which occurred due to a new loan as from march 2005 to Itaco of US$ 300.000.
Financial expenses: interests originated from CVRD’s group loans obtained and financial charges, as for example, banking charges.Reduction of 15.56% (US$ 12,334 in 2005, US$ 14,254 in 2004) that means that there was no new loans agreement nor relevant parcels amortized during the period.
Exchange variation
Increase of 26.09% (US$ 152.121 in 2005, against US$ 112.438 in 2004). The main reason of exchange rate variation registered in the RDIF was the translation of the Balance Sheet into its functional currency (Real). The exchange rate in 2005 was US$ 1.00 to R$ 2,3370 against to R$ 2,6544 in 2004. Due to this Real appreciation of 13.58% generated a negative exchange variation (liability) of US$ 167.393 in 2005 against US$ 111.650 in 2004, consequence of currency devaluation of the dollar that in 2003 reached R$ 2,8892..
Equity in results of affiliates companies
In 2004 RDIF took part in two important companies selling operation: The Companhia Siderúrgica de Tubarão-CST and Pará Pigmentos S.A.-PPSA. The Companhia Vale do Rio Doce (RDIF’s indirect holding company) detained 28.02% of the CST and 82.04% of the PPSA and has sold integrally to RDIF its interest in the CST and PPSA by US$ 363,713 and US$ 36,570, respectively. RDIF has sold them to Arcelor and Caemi, respectively, (CVRD group company). In spit of RDIF has been used only to conclude these disinvestments, this transaction generated an equity result in the Company of US$ 14,679 in CST and US$ 1,066 in PPSA, calculated in the period as from July to December of 2004, period that RDIF maintained these investments. This operation was the main reason to the reduction of US$ 17,214 in the RDIF equity result.
Non-operating results
Resulting, mainly, by selling its interests in the CST, that after deducted the dividend payments of US$ 10,017 and investments in the amount of US$ 382,463, of the amount received from Arcelor of US$ 537,614, the Company had a net gain of US$ 181,134.
Related to PPSA, this operation refers to acquisition and selling of companies belonging to the same group. We understanding that RDIF receives of its indirect holding company (CVRD) resources as capital increase by transfer of investments/shares. Therefore, RDIF recorded net gain derived of this operation in the stockholders’ equity as additional to the capital, which is recorded as capital reserve in the amount of US$ 81,302.

Page: 97

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Comissão de Valores Mobiliários — CVM)
ANNUAL INFORMATION — IAN
YEAR ENDED 12/31/2005
01.01 — IDENTIFICATION

1 -	CVM CODE	2 -	NAME OF THE COMPANY	3 -	CNPJ (CORPORATE TAXPAYER NUMBER)
	00417-0		COMPANHIA VALE DO RIO DOCE		33.592.510/0001-54

20.00 — INFORMATION ABOUT CORPORATE GOVERNANCE
     High standards of transparency and respect for investors’ rights have been recognized internationally by several awards. In 2005 CVRD was named as the Latin American mining and metals company with the best corporate governance by investment analysts participating in Institutional Investor magazine’s annual survey, for the third year consecutive.
     One of the aspects of our corporate governance practices is our concern with individual investors, who held 10.8% of CVRD’s total capital on December 31, 2005.
     With them in mind, we launched the Vale Investir program, which enables Brazilian investors to reinvest dividends automatically in buying more of the Company’s shares. This is a pioneer action among non-financial Brazilian companies stimulates the formation of long-term savings and investments, and makes it possible for small volumes of CVRD’s shares to be bought with relatively low transaction costs.

Page: 98

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 2, 2006	COMPANHIA VALE DO RIO DOCE
(Registrant)

	By:	/s/ Fabio de Oliveira Barbosa Fabio de Oliveira Barbosa
Chief Financial Officer